UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Consolidated financial statements

Year ended December 31, 2018

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Significant events 2018

IFRS	French part-time for seniors plans	Changes in the scope of consolidation
Adoption of IFRS 15 and IFRS 9	Signing of a new intergenerational agreement	Acquisition of Business & Decision and Basefarm

IFRS 15 and IFRS 9 standards were applied from January 1, 2018. Information concerning the initial application of IFRS 15 "Revenue from contracts with customers" as at January 1, 2016 and IFRS 9 "Financial instruments" as at January 1, 2018 are presented in Note 2.3 "New standards and interpretations applied from January 1, 2018"

	In December 2018, as part of renegotiations of intergenerational plans in France, the part-time for seniors plans were extended for three years.	In June and July 2018, Orange took over the Business & Decision group. In August 2018, Orange acquired 100% of the Basefarm group.
Notes 2.3.1 and 2.3.2	Notes 6.2	Notes 3.2

Table of contents

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Analysis of changes in shareholders' equity related to components of the other comprehensive income

Consolidated statement of cash flows

Notes to the consolidated financial statements

NOTE 1     Segment information

1.1     Segment revenues

1.2     Segment revenues to segment reported EBITDA

1.3     Segment reported EBITDA to segment operating income and segment investments

1.4     Segment assets

1.5     Segment equity and liabilities

1.6     Simplified statement of cash flows on telecommunication and Orange Bank activities

1.7     Reconciliation from adjusted EBITDA to reported EBITDA.

NOTE 2     Description of business and basis of preparation of the consolidated financial statements

2.1     Description of business

2.2     Basis of preparation of the 2018 consolidated financial statements

2.3     New standards and interpretations applied from January 1, 2018

2.4     Main standards and interpretations compulsory after December 31, 2018 with no early application elected by the Group

2.5     Accounting policies, use of estimates and judgment

NOTE 3     Gains and losses on disposal and main changes in scope of consolidation

3.1     Gains (losses) on disposal of securities and businesses

3.2     Main changes in the scope of consolidation

NOTE 4     Sales

4.1     Revenue

4.2     Other operating income

4.3     Trade receivables

4.4     Customer contract net assets and liabilities

4.5     Deferred income

4.6     Other assets

4.7     Related party transactions

NOTE 5     Purchases and other expenses

5.1     External purchases

5.2     Other operating expenses

5.3     Restructuring and integration costs

5.4     Broadcasting rights and equipment inventories

5.5     Prepaid expenses

5.6     Trade payables

5.7     Other liabilities

5.8     Related party transactions

NOTE 6     Employee benefits

6.1     Labor expenses

6.2     Employee benefits

6.3     Share-based payment

6.4     Executive compensation

NOTE 7     Impairment losses and goodwill

7.1     Impairment losses

7.2     Goodwill

7.3     Key assumptions used to determine recoverable amounts

7.4     Sensitivity of recoverable amounts

NOTE 8     Fixed assets

8.1     Depreciation and amortization

8.2     Impairment of fixed assets

8.3     Other intangible assets

8.4     Property, plant and equipment

8.5     Fixed assets payables

8.6     Dismantling provision

NOTE 9     Taxes

9.1     Operating taxes and levies

9.2     Income tax

NOTE 10   Interests in associates and joint ventures

NOTE 11   Financial assets, liabilities and financial results (excluding Orange Bank)

11.1   Financial assets and liabilities of telecom activities

11.2   Profits and losses related to financial assets and liabilities

11.3   Net financial debt

11.4   TDIRA

11.5   Bonds

11.6   Loans from development organizations and multilateral lending institutions

11.7   Financial assets

11.8   Derivatives instruments

NOTE 12   Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

12.1   Interest rate risk management

12.2   Foreign exchange risk management

12.3   Liquidity risk management

12.4   Financial ratios

12.5   Credit risk and counterparty risk management

12.6   Equity market risk

12.7   Capital management

12.8   Fair value of financial assets and liabilities

NOTE 13   Shareholders' equity

13.1   Changes in share capital

13.2   Treasury shares

13.3   Dividends

13.4   Subordinated notes

13.5   Translation adjustment

13.6   Non-controlling interests

13.7   Earnings per share

NOTE 14   Unrecognized contractual commitments (excluding Orange Bank)

14.1   Operating activities commitments

14.2   Consolidation scope commitments

14.3   Financing commitments

NOTE 15   Activities of Orange Bank

15.1   Financial assets and liabilities of Orange Bank

15.2   Information on market risk management with respect to Orange Bank activities

15.3   Orange Bank’s unrecognized contractual commitments

NOTE 16   Litigation

16.1   Litigation in France

16.2   Litigation in Spain

16.3   Litigation in Europe

16.4   Litigation in other entities

16.5   Litigation related to banking activities

16.6   Other Group litigation

NOTE 17   Subsequent events

NOTE 18   Main consolidated entities

NOTE 19   Auditors’ fees

Statutory auditors’ report on the consolidated financial statements

The accompanying notes form an integral part of the consolidated financial statements.

The accounting principles are split within each note in gray areas.

Consolidated income statement

(in millions of euros, except for per share data)	Note	2018	2017 (1)	2016 (1)
Revenue	4.1	41,381	40,859	40,708
External purchases	5.1	(18,563)	(18,381)	(18,186)
Other operating income	4.2	760	701	739
Other operating expense	5.2	(505)	(724)	(546)
Labor expenses	6.1	(9,074)	(8,574)	(8,866)
Operating taxes and levies	9.1.1	(1,840)	(1,846)	(1,808)
Gains (losses) on disposal of investments and activities	3.1	17	(5)	59
Restructuring and integration costs	5.3	(199)	(167)	(499)
Depreciation and amortization	8.1	(7,047)	(6,846)	(6,728)
Effects resulting from business combinations	3.2	-	(27)	97
Reclassification of translation adjustment from liquidated entities		1	(8)	14
Impairment of goodwill	7.1	(56)	(20)	(814)
Impairment of fixed assets	8.2	(49)	(190)	(207)
Share of profits (losses) of associates and joint ventures	10	3	6	(46)
Operating income		4,829	4,778	3,917
Cost of gross financial debt	11.2	(1,341)	(1,274)	(1,407)
Gains (losses) on assets contributing to net financial debt	11.2	9	11	23
Foreign exchange gain (loss)	11.2	(4)	(63)	(149)
Other net financial expenses	11.2	25	(17)	(31)
Effects resulting from BT stake	11.7	(51)	(372)	(533)
Finance costs, net		(1,362)	(1,715)	(2,097)
Income tax	9.2.1	(1,309)	(1,052)	(951)
Consolidated net income of continuing operations		2,158	2,011	869
Consolidated net income of discontinued operations (EE)	3.2	0	29	2,253
Consolidated net income		2,158	2,040	3,122
Net income attributable to owners of the parent company		1,954	1,843	2,813
Non-controlling interests	13.6	204	197	309

Earnings per share (in euros) attributable to parent company	13.7
Net income of continuing operations
• basic		0.63	0.58	0.10
• diluted		0.62	0.58	0.10
Net income of discontinued operations
• basic		0.00	0.01	0.85
• diluted		0.00	0.01	0.85
Net income
• basic		0.63	0.59	0.95
• diluted		0.62	0.59	0.95

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

Consolidated statement of comprehensive income

(in millions of euros)	Note	2018	2017	2016
Consolidated net income		2,158	2,040	3,122
Remeasurements of the net defined benefit liability	6.2	45	16	(80)
Assets at fair value	11.7-15.1	(22)	-	-
Income tax relating to items that will not be reclassified	9.2.2	(6)	(23)	20
Share of other comprehensive income in associates and joint ventures that will not be reclassified	10	-	(9)	-
Items that will not be reclassified to profit or loss (a)		17	(16)	(60)
Assets at fair value	11.7-15.1	(8)	-	-
Assets available for sale	11.7-15.1	-	23	(4)
Cash flow hedges	11.8.2	(67)	49	(364)
Translation adjustment gains and losses	13.5	(7)	(176)	(230)
Income tax relating to items that are or may be reclassified	9.2.2	18	6	123
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		-	-	-
Items that are or may be reclassified subsequently to profit or loss (b)		(64)	(98)	(475)
Other comprehensive income from continuing operations (a) + (b)		(47)	(114)	(535)
Remeasurements of the net defined benefit liability in associates and joint ventures		-	-	52
Income tax relating to items that are not reclassified in associates and joint ventures		-	-	(4)
Items that are not reclassified to profit or loss (c)		-	-	48
Translation adjustment gains and losses	13.5	-	-	(836)
Net Investment hedges	11.8	-	-	65
Cash flow hedges in associates and joint ventures		-	-	(5)
Income tax relating to items that are reclassified	9.2.2	-	-	(22)
Items that are reclassified to profit or loss (d)		-	-	(798)
Other comprehensive income of discontinued operations (EE) (c) + (d)	3.2	-	-	(750)
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(47)	(114)	(1,285)
Consolidated comprehensive income		2,111	1,926	1,837
Comprehensive income attributable to the owners of the parent company		1,898	1,770	1,548
Comprehensive income attributable to non-controlling interests		213	156	289

Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Assets
Goodwill	7.2	27,174	26,911	26,979
Other intangible assets	8.3	14,073	14,339	14,602
Property, plant and equipment	8.4	27,693	26,665	25,912
Interests in associates and joint ventures	10	104	77	130
Non-current financial assets related to Orange Bank activities	15.1	1,617	1,464	1,523
Non-current financial assets	11.1	2,282	2,247	2,359
Non-current derivatives assets	11.1	263	213	915
Other non-current assets	4.6	129	110	106
Deferred tax assets	9.2.3	1,366	1,586	1,847
Total non-current assets		74,701	73,612	74,373
Inventories	5.4	965	827	819
Trade receivables	4.3	5,295	5,175	4,964
Other customer contract assets	4.4	1,166	1,204	1,335
Current financial assets related to Orange Bank activities	15.1	3,075	3,275	3,336
Current financial assets	11.1	2,748	2,686	1,617
Current derivatives assets	11.1	139	34	57
Other current assets	4.6	1,152	1,094	1,073
Operating taxes and levies receivables	9.1.2	1,027	1,045	918
Current tax assets	9.2.3	119	132	170
Prepaid expenses	5.5	571	455	394
Cash and cash equivalents	11.1	5,634	5,810	6,355
Total current assets		21,891	21,737	21,038
Assets held for sale		-	-	-
Total assets		96,592	95,349	95,411

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.
(in millions of euros)	Note	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		5,803	5,803	5,803
Retained earnings		(2,633)	(2,327)	(2,061)
Equity attributable to the owners of the parent company		30,669	30,975	31,241
Non-controlling interests		2,580	2,537	2,604
Total equity	13	33,249	33,512	33,845
Non-current financial liabilities	11.1	26,749	26,293	28,908
Non-current derivatives liabilities	11.1	775	1,002	578
Non-current fixed assets payables	8.5	612	610	907
Non-current financial liabilities related to Orange Bank activities	15.1	0	0	1
Non-current employee benefits	6.2	2,823	2,674	3,029
Non-current provision for dismantling	8.6	765	774	716
Non-current restructuring provision	5.3	230	251	185
Other non-current liabilities	5.7	462	521	608
Deferred tax liabilities	9.2.3	631	655	706
Total non-current liabilities		33,047	32,780	35,638
Current financial liabilities	11.1	7,270	6,030	4,616
Current derivatives liabilities	11.1	133	34	50
Current fixed assets payables	8.5	2,835	3,046	2,800
Trade payables	5.6	6,736	6,527	6,214
Customer contract liabilities	4.4	2,002	2,021	2,071
Current financial liabilities related to Orange Bank activities	15.1	4,835	4,941	4,507
Current employee benefits	6.2	2,392	2,448	2,266
Current provision for dismantling	8.6	11	15	21
Current restructuring provision	5.3	159	126	190
Other current liabilities	5.7	1,788	1,935	1,530
Operating taxes and levies payables	9.1.2	1,322	1,262	1,241
Current tax payables	9.2.3	755	596	338
Deferred income	4.5	58	76	84
Total current liabilities		30,296	29,057	25,928
Liabilities related to assets held for sale		-	-	-
Total equity and liabilities		96,592	95,349	95,411

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance at January 1, 2016		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Effect of IFRS 15 application (1)		-	-	-	-	674	-	674	141	-	141	815
Balance at January 1, 2016 after effect of IFRS 15 application		2,648,885,383	10,596	16,790	5,803	(2,470)	862	31,581	2,226	275	2,501	34,082
Consolidated comprehensive income		-	-	-	-	2,813	(1,265)	1,548	309	(20)	289	1,837
Capital increase		11,171,216	44	69	-	-	-	113	-	-	-	113
Share-based compensation	6.3	-	-	-	-	52	-	52	6	-	6	58
Purchase of treasury shares	13.2	-	-	-	-	1	-	1	-	-	-	1
Dividends	13.3	-	-	-	-	(1,596)	-	(1,596)	(259)	-	(259)	(1,855)
Subordinated notes remuneration	13.4	-	-	-	-	(291)	-	(291)	-	-	-	(291)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(94)	-	(94)	72	-	72	(22)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	70	-	70	(13)	-	(13)	57
Other movements		-	-	-	-	(143)	-	(143)	8	-	8	(135)
Balance at December 31, 2016 (1)		2,660,056,599	10,640	16,859	5,803	(1,658)	(403)	31,241	2,349	255	2,604	33,845
Consolidated comprehensive income		-	-	-	-	1,843	(73)	1,770	197	(41)	156	1,926
Share-based compensation	6.3	-	-	-	-	8	-	8	(3)	-	(3)	5
Purchase of treasury shares	13.2	-	-	-	-	(5)	-	(5)	-	-	-	(5)
Dividends	13.3	-	-	-	-	(1,729)	-	(1,729)	(234)	-	(234)	(1,963)
Subordinated notes remuneration	13.4	-	-	-	-	(282)	-	(282)	-	-	-	(282)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(2)	-	(2)	2	-	2	-
Other movements		-	-	-	-	(26)	-	(26)	12	-	12	(14)
Balance at December 31, 2017 (1)		2,660,056,599	10,640	16,859	5,803	(1,851)	(476)	30,975	2,323	214	2,537	33,512
Effect of IFRS 9 application (1)		-	-	-	-	20	(39)	(19)	(4)	-	(4)	(23)
Balance at January 1, 2018 after effect of IFRS 9 application		2,660,056,599	10,640	16,859	5,803	(1,831)	(515)	30,956	2,319	214	2,533	33,489
Consolidated comprehensive income		-	-	-	-	1,954	(56)	1,898	204	9	213	2,111
Share-based compensation	6.3	-	-	-	-	46	-	46	4	-	4	50
Purchase of treasury shares	13.2	-	-	-	-	(98)	-	(98)	-	-	-	(98)
Dividends	13.3	-	-	-	-	(1,860)	-	(1,860)	(246)	-	(246)	(2,106)
Subordinated notes remuneration	13.4	-	-	-	-	(280)	-	(280)	-	-	-	(280)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(3)	-	(3)	(9)	-	(9)	(12)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	-	-	-	11	-	11	11
Other movements		-	-	-	-	10	-	10	74	-	74	84
Balance at December 31, 2018		2,660,056,599	10,640	16,859	5,803	(2,062)	(571)	30,669	2,357	223	2,580	33,249

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company								Attributable to non-controlling interests							Total other compre- hensive income
	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures (2)	Total	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance at January 1, 2016	36	-	52	1,212	(480)	116	(74)	862	-	-	(2)	289	(13)	1	275	1,137
Effect of IFRS 15 application (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at January 1, 2016 after effect of IFRS 15 application	36	-	52	1,212	(480)	116	(74)	862	-	-	(2)	289	(13)	1	275	1,137
Variation	(2)	-	(301)	(1,048)	(77)	120	43	(1,265)	(2)	-	2	(18)	(3)	1	(20)	(1,285)
Balance at December 31, 2016 (1)	34	-	(249)	164	(557)	236	(31)	(403)	(2)	-	-	271	(16)	2	255	(148)
Variation	22	-	53	(137)	16	(18)	(9)	(73)	1	-	(4)	(39)	-	1	(41)	(114)
Balance at December 31, 2017 (1)	56	-	(196)	27	(541)	218	(40)	(476)	(1)	-	(4)	232	(16)	3	214	(262)
Effect of IFRS 9 application (1)	(56)	17	-	-	-	-	-	(39)	1	(1)	-	-	-	-	-	(39)
Balance at January 1, 2018 after effect of IFRS 9 application	-	17	(196)	27	(541)	218	(40)	(515)	-	(1)	(4)	232	(16)	3	214	(301)
Variation	-	(27)	(68)	(12)	37	14	-	(56)	-	(3)	1	5	8	(2)	9	(47)
Balance at December 31, 2018	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.
(2) Amounts excluding translation adjustment.

Consolidated statement of cash flows

(in millions of euros)	Note	2018	2017	2016
Operating activities
Consolidated net income		2,158	2,040	3,122
Non-monetary items and reclassified items for presentation
Operating taxes and levies	9.1	1,840	1,846	1,808
Gains (losses) on disposal of investment and activities	3.1	(17)	5	(59)
Gains (losses) on disposal of property, plant and equipment and intangible assets	4.2	(180)	(88)	(127)
Depreciation and amortization	8.1	7,047	6,846	6,728
Changes in provisions	4-5-6-8	(17)	(80)	(161)
Remeasurement to fair value of previously held equity interests	3.2	-	27	(97)
Reclassification of cumulative translation adjustment from liquidated entities		(1)	8	(14)
Impairment of goodwill	7.1	56	20	814
Impairment of non-current assets	8.2	49	190	207
Share of profits (losses) of associates and joint ventures	10	(3)	(6)	46
Net income after tax of discontinued operations (EE)	3.2	(0)	(29)	(2,253)
Operational net foreign exchange and derivatives		2	2	44
Finance costs, net	11.2	1,362	1,715	2,097
Income tax	9.2	1,309	1,052	951
Share-based compensation	6.3	50	5	61
Changes in working capital
Decrease (increase) in inventories, gross		(152)	(14)	(62)
Decrease (increase) in trade receivables, gross		(97)	(262)	113
Increase (decrease) in trade payables		177	412	84
Changes in other customer contract assets and liabilities (1)		12	112	66
Changes in other assets and liabilities (2)		(176)	164	(707)
Other net cash out
Operating taxes and levies paid	9.1	(1,777)	(1,934)	(1,897)
Dividends received other than from EE		51	55	63
Dividends received from EE	3.2	-	-	173
Interest paid and interest rates effects on derivatives, net		(1,259)	(1,329)	(1,344)
Income tax paid	9.2.3	(928)	(583)	(906)
Net cash provided by operating activities (a)		9,506	10,174	8,750
o/w discontinued operations (EE)	3.2	-	-	208
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)	8.3-8.4	(7,642)	(7,527)	(8,492)
Increase (decrease) in fixed assets payables		(289)	(69)	32
Investing donations received in advance		47	71	-
Proceeds from sales of property, plant and equipment and intangible assets		192	147	145
Cash paid for investment securities, net of cash acquired
Basefarm	3.2	(230)	-	-
Business & Decision	3.2	(36)	-	-
Liberia	3.2	(3)	-	(122)
Democratic Republic of the Congo	3.2	-	-	(178)
Burkina Faso	3.2	21	(10)	(515)
Sierra Leone	3.2	19	-	(305)
Others		(55)	(24)	(69)
Investments in associates and joint ventures		(6)	-	(17)
Other purchases of assets available for sale		-	(43)	(12)
Purchases of equity securities measured at fair value		(104)	(7)	(1)
Proceeds from sales of EE	3.2	-	50	4,481
Proceeds from sales of BT	11.7	53	433	-
Proceeds from sales of investment securities, net of cash transferred	3.2	57	32	107
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		55	(1,013)	(501)
Other (4)		(631)	19	568
Net cash used in investing activities (b)		(8,552)	(7,941)	(4,879)
o/w discontinued operations (EE)	3.2	-	-	4,481

(in millions of euros)	Note	2018	2017	2016
Financing activities
Medium and long-term debt issuances	11.5-11.6	5,214	2,450	3,411
Medium and long-term debt redemptions and repayments (5)	11.5-11.6	(4,095)	(2,728)	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings		(43)	949	134
Decrease (increase) of cash collateral deposits		208	(1,127)	(884)
Exchange rates effects on derivatives, net		7	(66)	201
Coupon on subordinated notes	13.4	(280)	(282)	(291)
Purchases of treasury shares - Orange Vision 2020 free share award plan	13.2	(101)	-	-
Other proceeds (purchases) from treasury shares	13.2	3	(4)	2
Capital increase (decrease) - owners of the parent company	13.1	-	-	113
Capital increase (decrease) - non-controlling interests		68	34	(4)
Changes in ownership interests with no gain / loss of control		(6)	1	(16)
Dividends paid to owners of the parent company	13.3	(1,860)	(1,729)	(1,596)
Dividends paid to non-controlling interests	13.6	(246)	(236)	(259)
Net cash used in financing activities (c)		(1,131)	(2,738)	(1,883)
o/w discontinued operations (EE)		-	-	(220)
Net change in cash and cash equivalents (a) + (b) + (c)		(177)	(505)	1,988

Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		5,810	6,355	4,469
o/w continuing operations		5,810	6,355	4,469
o/w discontinued operations		-	-	-
Cash change in cash and cash equivalents		(177)	(505)	1,988
Non-cash change in cash and cash equivalents		1	(40)	(102)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		1	-	-
Cash and cash equivalents in the closing balance		5,634	5,810	6,355

(1) The effects of IFRS 9 and IFRS 15 application are described in Note 2.

(2) Of which flows from operating activities related to Orange Bank and excluding operating tax receivables and payables. In 2016, the variance is mainly due to the payment of the fine for the Enterprise Market competition litigation for (350) million euros.

(3) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 136 million euros at December 31, 2018 (43 million euros at December 31, 2017 and 91 million euros at December 31, 2016) have no impact on the statement of cash flows at the time of acquisition.

(4) Of which escrowed amount of (346) million euros relating to the Digicel litigation (see Note 16.1).
(5) Of which TDIRA buy-backs (see Note 11.4)

NOTE 1        Segment information

1.1       Segment revenue

	France	Spain	Europe (1)
(in millions of euros)

December 31, 2018
Revenue (4)	18,211	5,349	5,687
Convergence services	4,458	2,143	467
Mobile services only	2,348	1,215	2,194
Fixed services only	4,168	496	697
IT & integration services	-	1	158
Wholesale	5,342	810	1,150
Equipment sales	1,410	684	868
Other revenue	485	-	153
External	17,615	5,299	5,601
Inter-operating segments	596	50	86

December 31, 2017
Revenue (4)	18,046	5,231	5,578
Convergence services	4,045	2,078	305
Mobile services only	2,409	1,229	2,254
Fixed services only	4,344	501	757
IT & integration services	-	-	129
Wholesale	5,388	754	1,133
Equipment sales	1,386	669	840
Other revenue	474	-	160
External	17,463	5,177	5,496
Inter-operating segments	583	54	82

December 31, 2016
Revenue (4)	17,896	4,909	5,482
Convergence services	3,598	1,855	193
Mobile services only	2,612	1,260	2,332
Fixed services only	4,567	475	803
IT & integration services	-	-	107
Wholesale	5,294	676	1,079
Equipment sales	1,340	643	789
Other revenue	485	-	179
External	17,322	4,874	5,417
Inter-operating segments	574	35	65

(1) See Note 1.7

(2) Including, in 2018, revenue of 5 207 million euros in France, 21 million euros in Spain, 665 million euros in other European countries and 1,399 million euros in other countries.

Including, in 2017, revenue of 5,235 million euros in France, 34 million euros in Spain, 654 million euros in other European countries and 1,328 million euros in other countries.

Including, in 2016, revenue of 5,303 million euros in France, 37 million euros in Spain, 688 million euros in other European countries and 1,318 million euros in other countries.

(3) Including revenue of 1,412 million euros in France in 2018, 1,530 million euros in 2017 and 1,711 million euros in 2016.
(4) The description of product lines is presented in Note 4.1.

Africa & Middle-East	Enterprise (2)	International Carriers & Shared Services (3)	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consoli- dated financial statements

5,190	7,292	1,534	(1,879)	41,384	-	(3)	41,381
-	-	-	-	7,068	-	-	7,068
3,809	743	-	(37)	10,272	-	-	10,272
435	3,997	-	(189)	9,604	-	-	9,604
21	2,312	-	(141)	2,351	-	(2)	2,349
811	35	1,150	(1,367)	7,931	-	-	7,931
85	205	-	(7)	3,245	-	-	3,245
29	-	384	(138)	913	-	(1)	912
4,980	6,914	972	-	41,381	-	-	41,381
210	378	562	(1,879)	3	-	(3)	-

5,030	7,251	1,651	(1,926)	40,861	-	(2)	40,859
-	-	-	(1)	6,427	-	-	6,427
3,600	751	-	(41)	10,202	-	-	10,202
431	4,152	-	(191)	9,994	-	-	9,994
7	2,092	-	(150)	2,078	-	(1)	2,077
894	32	1,275	(1,411)	8,065	-	-	8,065
66	224	-	-	3,185	-	-	3,185
32	-	376	(132)	910	-	(1)	909
4,779	6,860	1,084	-	40,859	-	-	40,859
251	391	567	(1,926)	2	-	(2)	-

5,245	7,346	1,812	(1,982)	40,708	-	-	40,708
-	-	-	-	5,646	-	-	5,646
3,686	775	-	(51)	10,614	-	-	10,614
437	4,304	-	(233)	10,353	-	-	10,353
7	2,067	-	(131)	2,050	-	-	2,050
1,026	32	1,431	(1,435)	8,103	-	-	8,103
81	168	-	(1)	3,020	-	-	3,020
8	-	381	(131)	922	-	-	922
4,971	6,926	1,198	-	40,708	-	-	40,708
274	420	614	(1,982)	-	-	-	-

1.2       Segment revenue to segment reported EBITDA

(in millions of euros)	France	Spain	Europe	Africa & Middle-East	Enterprise

December 31, 2018
Revenue	18,211	5,349	5,687	5,190	7,292
External purchases	(7,167)	(3,204)	(3,412)	(2,521)	(3,696)
Other operating income	1,377	190	175	88	148
Other operating expenses	(535)	(211)	(168)	(231)	(661)
Labor expenses	(3,833)	(263)	(681)	(468)	(1,718)
Operating taxes and levies	(977)	(161)	(93)	(391)	(120)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	7,076	1,700	1,508	1,667	1,245
Significant litigations	-	(31)	-	-	-
Specific labour expenses	(614)	-	-	-	(68)
Investments and businesses portfolio review	-	-	-	-	-
Restructuring and integration costs	(114)	(9)	(6)	(12)	(24)
Reported EBITDA (1)	6,348	1,660	1,502	1,655	1,153

December 31, 2017
Revenue	18,046	5,231	5,578	5,030	7,251
External purchases	(7,123)	(3,157)	(3,368)	(2,444)	(3,735)
Other operating income	1,460	110	173	79	169
Other operating expenses	(553)	(202)	(149)	(209)	(652)
Labor expenses	(3,987)	(255)	(690)	(426)	(1,588)
Operating taxes and levies	(965)	(160)	(88)	(418)	(139)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	6,878	1,567	1,456	1,612	1,306
Significant litigations	(115)	-	-	-	-
Specific labour expenses	(307)	-	1	-	(15)
Investments and businesses portfolio review	-	-	(1)	-	-
Restructuring and integration costs	(12)	(4)	(39)	(21)	(33)
Reported EBITDA (1)	6,444	1,563	1,417	1,591	1,258

December 31, 2016
Revenue	17,896	4,909	5,482	5,245	7,346
External purchases	(7,023)	(3,049)	(3,200)	(2,575)	(3,748)
Other operating income	1,501	127	145	124	173
Other operating expenses	(525)	(203)	(119)	(270)	(687)
Labor expenses	(4,149)	(249)	(653)	(460)	(1,608)
Operating taxes and levies	(971)	(184)	(97)	(406)	(140)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	6,729	1,351	1,558	1,658	1,336
Significant litigations	-	-	-	-	-
Specific labour expenses	(435)	-	-	-	(17)
Investments and businesses portfolio review	-	-	-	16	47
Restructuring and integration costs	(166)	(127)	(15)	(36)	(74)
Other special items	-	-	-	-	-
Reported EBITDA (1)	6,128	1,224	1,543	1,638	1,292

(1) Report to Note 1.7 for EBITDA adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 43 million euros in 2018. The cost of risk is included in other operating expenses and amounts to (7) million euros in 2018.

Orange Bank's net banking income is recognized in other operating income and amounts to 73 million euros in 2017. The cost of risk is included in other operating expenses and amounts to (6) million euros in 2017.

Orange Bank's net banking income is recognized in other operating income and amounts to 21 million euros in 2016. The cost of risk is included in other operating expenses and amounts to (2) million euros in 2016.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activities / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

1,534	(1,879)	41,384	-	(3)	41,381	-	41,381
(2,469)	3,990	(18,479)	(87)	3	(18,563)	-	(18,563)
2,226	(3,468)	736	44	(20)	760	-	760
(35)	1,357	(484)	(33)	21	(496)	(9)	(505)
(1,235)	-	(8,198)	(70)	-	(8,268)	(806)	(9,074)
(66)	-	(1,808)	(1)	-	(1,809)	(31)	(1,840)
-	-	-	-	-	-	17	17
-	-	-	-	-	-	(199)	(199)
(45)	-	13,151	(147)	1	13,005	(1,028)
(2)	-	(33)	-	-	(33)	33	-
(129)	-	(811)	(1)	-	(812)	812	-
17	-	17	-	-	17	(17)	-
(35)	-	(200)	-	-	(200)	200	-
(194)	-	12,124	(148)	1	11,977	-	11,977

1,651	(1,926)	40,861	-	(2)	40,859	-	40,859
(2,771)	4,278	(18,320)	(63)	2	(18,381)	-	(18,381)
2,366	(3,741)	616	78	(7)	687	14	701
(52)	1,389	(428)	(14)	8	(434)	(290)	(724)
(1,192)	-	(8,138)	(62)	-	(8,200)	(374)	(8,574)
(80)	-	(1,850)	(1)	-	(1,851)	5	(1,846)
-	-	-	-	-	-	(5)	(5)
-	-	-	-	-	-	(167)	(167)
(78)	-	12,741	(62)	1	12,680	(817)
(156)	-	(271)	-	-	(271)	271	-
(53)	-	(374)	-	-	(374)	374	-
(4)	-	(5)	-	-	(5)	5	-
(58)	-	(167)	-	-	(167)	167	-
(349)	-	11,924	(62)	1	11,863	-	11,863

1,812	(1,982)	40,708	-	-	40,708	-	40,708
(2,943)	4,368	(18,170)	(16)	-	(18,186)	-	(18,186)
2,444	(3,802)	712	20	-	732	7	739
(67)	1,416	(455)	(2)	-	(457)	(89)	(546)
(1,207)	-	(8,326)	(14)	-	(8,340)	(526)	(8,866)
(95)	-	(1,893)	-	-	(1,893)	85	(1,808)
-	-	-	-	-	-	59	59
-	-	-	-	-	-	(499)	(499)
(56)	-	12,576	(12)	-	12,564	(963)
10	-	10	-	-	10	(10)	-
(73)	-	(525)	-	-	(525)	525	-
(4)	-	59	-	-	59	(59)	-
(81)	-	(499)	-	-	(499)	499	-
(8)	-	(8)	-	-	(8)	8	-
(212)	-	11,613	(12)	-	11,601	-	11,601

1.3       Segment reported EBITDA to segment operating income and segment investments

	France	Spain	Europe
(in millions of euros)

December 31, 2018
Reported EBITDA	6,348	1,660	1,502
Depreciation and amortization	(3,148)	(1,105)	(1,164)
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	-
Impairment of fixed assets	(2)	-	1
Share of profits (losses) of associates and joint ventures	-	-	-
Operating income	3,198	555	339

December 31, 2017
Reported EBITDA	6,444	1,563	1,417
Depreciation and amortization	(3,073)	(1,008)	(1,157)
Effects resulting from business combinations	-	-	-
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	(19)
Impairment of fixed assets	(3)	-	(1)
Share of profits (losses) of associates and joint ventures	-	-	-
Operating income	3,368	555	240

December 31, 2016
Reported EBITDA	6,128	1,224	1,543
Depreciation and amortization	(2,823)	(946)	(1,169)
Effects resulting from business combinations	-	-	-
Reclassification of cumulative translation
adjustment from liquidated entities	-	-	-
Impairment of goodwill	-	-	(549)
Impairment of fixed assets	(1)	-	-
Share of profits (losses) of associates and joint ventures	-	-	6
Operating income	3,304	278	(169)

December 31, 2018
Investments in property, plant and equipment and intangible assets
Capex (3)	3,656	1,120	953
Telecommunications licenses	(1)	149	10
Finance leases	1	70	32
Total investments (4)	3,656	1,339	995

December 31, 2017
Investments in property, plant and equipment and intangible assets
Capex (3)	3,451	1,115	897
Telecommunications licenses	11	10	-
Finance leases	1	4	11
Total investments (5)	3,463	1,129	908

December 31, 2016
Investments in property, plant and equipment and intangible assets
Capex (3)	3,421	1,086	874
Telecommunications licenses	-	51	728
Finance leases	-	4	3
Total investments (6)	3,421	1,141	1,605

(1) Including investments in tangible and intangible assets for 275 million euros in France in 2018, 285 million euros in 2017 and 248 million euros in 2016.
(2) Including investments in tangible and intangible assets for 312 million euros in France in 2018, 280 million euros in 2017 and 329 million euros in 2016.

Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Elimination telecom activities	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,655	1,153	(194)	-	12,124	(148)	1	11,977
(906)	(387)	(316)	-	(7,026)	(21)	-	(7,047)

-	-	1	-	1	-	-	1
(56)	-	-	-	(56)	-	-	(56)
(46)	-	(2)	-	(49)	-	-	(49)
12	(1)	(8)	-	3	-	-	3
659	765	(519)	-	4,997	(169)	1	4,829

1,591	1,258	(349)	-	11,924	(62)	1	11,863
(902)	(371)	(331)	-	(6,842)	(4)	-	(6,846)
-	-	-	-	-	(27)	-	(27)

-	-	(8)	-	(8)	-	-	(8)
(1)	-	-	-	(20)	-	-	(20)
(180)	1	(7)	-	(190)	-	-	(190)
14	1	(9)	-	6	-	-	6
522	889	(704)	-	4,870	(93)	1	4,778

1,638	1,292	(212)	-	11,613	(12)	-	11,601
(1,056)	(376)	(358)	-	(6,728)	-	-	(6,728)
-	-	-	-	-	97	-	97

-	1	13	-	14	-	-	14
(265)	-	-	-	(814)	-	-	(814)
(204)	(1)	(1)	-	(207)	-	-	(207)
(45)	-	(7)	-	(46)	-	-	(46)
68	916	(565)	-	3,832	85	-	3,917

1,008	353	316	-	7,406	36	-	7,442
42	-	-	-	200	-	-	200
2	31	-	-	136	-	-	136
1,052	384	316	-	7,742	36	-	7,778

1,021	382	282	-	7,148	61	-	7,209
297	-	-	-	318	-	-	318
1	24	2	-	43	-	-	43
1,319	406	284	-	7,509	61	-	7,570

962	336	277	-	6,956	15	-	6,971
742	-	-	-	1,521	-	-	1,521
4	24	56	-	91	-	-	91
1,708	360	333	-	8,568	15	-	8,583

(3) CAPEX related to tangible and intangible investments except telecommunications licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 1,895 million euros for other intangible assets and 5,883 million euros for tangible assets.
(5) Including 1,893 million euros for other intangible assets and 5,677 million euros for tangible assets.
(6) Including 3,007 million euros for other intangible assets and 5,567 million euros for tangible assets.

1.4       Segment assets

	France	Spain	Europe
(in millions of euros)

December 31, 2018
Goodwill	14,364	6,840	2,581
Other intangible assets	3,921	1,778	2,015
Property, plant and equipment	14,306	3,730	4,150
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	11	17	15
Total non-current assets	32,602	12,366	8,765
Inventories	505	79	171
Trade receivables	1,506	699	1,227
Other customer contract assets	443	140	363
Prepaid expenses	68	241	35
Current assets included in the calculation of net financial debt	-	-	-
Other	776	60	75
Total current assets	3,298	1,219	1,871
Assets held for sale	-	-	-
Total assets	35,900	13,585	10,636

December 31, 2017
Goodwill	14,364	6,818	2,589
Other intangible assets	4,099	1,742	2,204
Property, plant and equipment	13,637	3,542	4,236
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	17	16
Total non-current assets	32,104	12,120	9,049
Inventories	402	79	149
Trade receivables	1,590	686	1,143
Other customer contract assets	451	132	411
Prepaid expenses	76	152	37
Current assets included in the calculation of net financial debt	-	-	-
Other	828	64	45
Total current assets	3,347	1,113	1,785
Assets held for sale	-	-	-
Total assets	35,451	13,233	10,834

December 31, 2016
Goodwill	14,364	6,818	2,576
Other intangible assets	4,269	1,861	2,332
Property, plant and equipment	13,054	3,313	4,124
Interests in associates and joint ventures	-	1	6
Non-current assets included in the calculation of net financial debt	-	-	-
Other	4	16	15
Total non-current assets	31,691	12,009	9,053
Inventories	433	73	132
Trade receivables	1,515	729	911
Other customer contract assets	475	146	497
Prepaid expenses	70	92	41
Current assets included in the calculation of net financial debt	-	-	-
Other	532	13	21
Total current assets	3,025	1,053	1,602
Assets held for sale	-	-	-
Total assets	34,716	13,062	10,655

(1) Including in 2018 tangible and intangible assets for 632 million euros in France, 565 million euros in 2017 and 541 million euros in 2016.

(2) Including in 2018 tangible and intangible assets for 2,151 million euros in France, 2,144 million euros in 2017 and 2,203 million euros in 2016. Intangible assets also include the Orange brand for 3,133 million euros.

Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,542	1,830	17	-	27,174	-	-	27,174
2,106	388	3,780	1	13,989	84	-	14,073
3,443	540	1,519	-	27,688	5	-	27,693
82	-	17	-	104	-	-	104
-	-	-	816	816	-	-	816
23	23	19	3,123 (3)	3,231	1,637 (4)	(27)	4,841
7,196	2,781	5,352	3,940	73,002	1,726	(27)	74,701
82	49	79	-	965	-	-	965
761	821	946	(631)	5,329	-	(34)	5,295
8	212	-	-	1,166	-	-	1,166
89	71	82	(17)	569	2	-	571
-	-	-	7,886	7,886	-	-	7,886
811	174	374	51	2,321	3,687 (5)	-	6,008
1,751	1,327	1,481	7,289	18,236	3,689	(34)	21,891
-	-	-	-	-	-	-	-
8,947	4,108	6,833	11,229	91,238	5,415	(61)	96,592

1,629	1,493	18	-	26,911	-	-	26,911
2,160	342	3,720	1	14,268	71	-	14,339
3,193	479	1,575	-	26,662	3	-	26,665
70	1	1	-	77	-	-	77
-	-	-	895	895	-	-	895
13	22	18	3,166 (3)	3,256	1,496 (4)	(27)	4,725
7,065	2,337	5,332	4,062	72,069	1,570	(27)	73,612
78	45	74	-	827	-	-	827
690	807	881	(613)	5,184	-	(9)	5,175
-	210	-	-	1,204	-	-	1,204
67	48	93	(19)	454	1	-	455
-	-	-	8,014	8,014	-	-	8,014
757	165	268	146	2,273	3,941 (5)	(152)	6,062
1,592	1,275	1,316	7,528	17,956	3,942	(161)	21,737
-	-	-	-	-	-	-	-
8,657	3,612	6,648	11,590	90,025	5,512	(188)	95,349

1,709	1,497	15	-	26,979	-	-	26,979
2,103	327	3,694	-	14,586	16	-	14,602
3,270	487	1,662	-	25,910	2	-	25,912
111	1	11	-	130	-	-	130
-	-	-	980	980	-	-	980
14	21	18	4,156 (3)	4,244	1,553 (4)	(27)	5,770
7,207	2,333	5,400	5,136	72,829	1,571	(27)	74,373
84	50	49	(2)	819	-	-	819
701	784	864	(540)	4,964	-	-	4,964
-	217	-	-	1,335	-	-	1,335
66	43	95	(14)	393	1	-	394
-	-	-	7,899	7,899	-	-	7,899
638	151	384	437	2,176	3,451 (5)	-	5,627
1,489	1,245	1,392	7,780	17,586	3,452	-	21,038
-	-	-	-	-	-	-	-
8,696	3,578	6,792	12,916	90,415	5,023	(27)	95,411
(3) Including in 2018, 659 million euros of BT shares, 814 million euros in 2017 and 1,709 million euros in 2016 (see Note 11.7).
(4) Including in 2018, 1,617 million euros of non-current financial assets related to Orange Bank activities, 1,464 million euros in 2017 and 1,523 million euros in 2016 (see Note 15.1.1).
(5) Including in 2018, 3,075 million euros of current financial assets related to Orange Bank activities, 3,275 million euros in 2017 and 3,336 million euros in 2016 (see Note 15.1.1).

1.5       Segment equity and liabilities

	France	Spain	Europe
(in millions of euros)

December 31, 2018
Equity	-	-	-
Fixed assets payables	48	119	291
Non-current employee benefits	1,726	11	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	635	126	243
Total non-current liabilities	2,409	256	567
Fixed assets payables	1,116	598	398
Trade payables	2,598	1,055	926
Customer contracts liabilities	1,091	66	322
Current employee benefits	1,307	38	102
Deferred income	2	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	846	148	253
Total current liabilities	6,960	1,905	2,004
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,369	2,161	2,571

December 31, 2017
Equity	-	-	-
Fixed assets payables	75	-	327
Non-current employee benefits	1,601	5	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	663	134	263
Total non-current liabilities	2,339	139	623
Fixed assets payables	1,438	532	392
Trade payables	2,487	985	843
Customer contracts liabilities	1,162	78	280
Current employee benefits	1,451	38	109
Deferred income	3	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	699	126	467
Total current liabilities	7,240	1,759	2,094
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,579	1,898	2,717

December 31, 2016
Equity	-	-	-
Fixed assets payables	322	-	363
Non-current employee benefits	1,895	-	34
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	695	151	194
Total non-current liabilities	2,912	151	591
Fixed assets payables	1,293	539	393
Trade payables	2,355	886	722
Customer contracts liabilities	1,188	76	275
Current employee benefits	1,369	36	98
Deferred income	5	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	429	103	381
Total current liabilities	6,639	1,640	1,872
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,551	1,791	2,463

(1) Including in 2018, 90 million euros of non-current financial liabilities, 100 million euros in 2017 and 95 million euros in 2016.

(2) Including in 2018, 4,835 million euros of current financial liabilities related to Orange Bank activities (see Note 15.1).

Including in 2017, 4,941 million euros of current financial liabilities related to Orange Bank activities.

Including in 2016, 4,507 million euros of current financial liabilities related to Orange Bank activities.

Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

-	-	-	33,151	33,151	98	-	33,249
154	-	-	-	612	-	-	612
64	264	717	-	2,815	8	-	2,823
-	-	-	27,461	27,461	-	-	27,461
59	46	180	791	2,080	98 (1)	(27)	2,151
277	310	897	28,252	32,968	106	(27)	33,047
528	58	138	(1)	2,835	-	-	2,835
1,081	689	917	(631)	6,635	135	(34)	6,736
127	283	129	(16)	2,002	-	-	2,002
68	398	471	-	2,384	8	-	2,392
44	2	7	-	58	-	-	58
-	-	-	7,403	7,403	-	-	7,403
1,069	273	833	381	3,803	5,067 (2)	-	8,870
2,917	1,703	2,495	7,136	25,120	5,210	(34)	30,296
-	-	-	-	-	-	-	-
3,194	2,013	3,392	68,539	91,239	5,414	(61)	96,592

-	-	-	33,285	33,285	227	-	33,512
208	-	-	-	610	-	-	610
77	259	693	-	2,668	6	-	2,674
-	-	-	27,221	27,221	-	-	27,221
50	31	218	836	2,195	107 (1)	(27)	2,275
335	290	911	28,057	32,694	113	(27)	32,780
530	52	102	(1)	3,045	1	-	3,046
1,072	694	977	(614)	6,444	92	(9)	6,527
130	271	120	(20)	2,021	-	-	2,021
69	348	426	-	2,441	7	-	2,448
87	-	5	(22)	76	-	-	76
-	-	-	6,216	6,216	-	-	6,216
905	252	897	457	3,803	5,072 (2)	(152)	8,723
2,793	1,617	2,527	6,016	24,046	5,172	(161)	29,057
-	-	-	-	-	-	-	-
3,128	1,907	3,438	67,358	90,025	5,512	(188)	95,349

-	-	-	33,560	33,560	285	-	33,845
221	-	-	1	907	-	-	907
70	312	713	(1)	3,023	6	-	3,029
-	-	-	29,420	29,420	-	-	29,420
56	33	177	901	2,207	102 (1)	(27)	2,282
347	345	890	30,321	35,557	108	(27)	35,638
418	46	104	1	2,794	6	-	2,800
1,073	665	1,008	(541)	6,168	46	-	6,214
142	293	110	(13)	2,071	-	-	2,071
68	348	342	-	2,261	5	-	2,266
93	-	6	(23)	84	-	-	84
-	-	-	4,666	4,666	-	-	4,666
828	235	791	487	3,254	4,573 (2)	-	7,827
2,622	1,587	2,361	4,577	21,298	4,630	-	25,928
-	-	-	-	-	-	-	-
2,969	1,932	3,251	68,458	90,415	5,023	(27)	95,411

1.6       Simplified statement of cash flows on telecommunication and Orange Bank activities

	2018

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,326	(168)	-	2,158
Non-monetary items and reclassified items for presentation	11,457	40	-	11,497
Changes in working capital
Decrease (increase) in inventories, gross	(152)	-	-	(152)
Decrease (increase) in trade receivables, gross	(122)	-	25	(97)
Increase (decrease) in trade payables	158	44	(25)	177
Changes in other customer contract assets and liabilities	12	-	-	12
Changes in other assets and liabilities	(95)	(81)	-	(176)
Other net cash out
Operating taxes and levies paid	(1,776)	(1)	-	(1,777)
Dividends received	51	-	-	51
Interest paid and interest rates effects on derivatives, net	(1,259)	-	-	(1,259)
Income tax paid	(928)	-	-	(928)
Net cash provided by operating activities (a)	9,672	(166)	-	9,506

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,655)	(37)	-	(7,692)
Cash paid for investment securities, net of cash acquired	(284)	-	-	(284)
Investments in associates and joint ventures	(6)	-	-	(6)
Others purchases of assets available for sale	-	-	-	-
Purchases of equity securities measured at fair value	(90)	(14)	-	(104)
Proceeds from sales of investment securities, net of cash transferred	110	-	-	110
Decrease (increase) in securities and other financial assets	(501)	77	(152)	(576)
Net cash used in investing activities (b)	(8,426)	26	(152)	(8,552)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	5,214	-	-	5,214
Medium and long-term debt redemptions and repayments	(4,095)	-	-	(4,095)
Increase (decrease) of bank overdrafts and short-term borrowings	(251)	56	152	(43)
Decrease (increase) of cash collateral deposits	203	5	-	208
Exchange rates effects on derivatives, net	7	-	-	7
Other cash flows
Coupon on subordinated notes	(280)	-	-	(280)
Purchases of treasury shares - Orange Vision 2020 free share award plan	(101)	-	-	(101)
Other proceeds (purchases) from treasury shares	3	-	-	3
Capital increase (decrease) - non-controlling interests	(87) (1)	155 (1)	-	68
Changes in ownership interests with no gain / loss of control	(6)	-	-	(6)
Dividends paid to owners of the parent company	(1,860)	-	-	(1,860)
Dividends paid to non-controlling interests	(246)	-	-	(246)
Net cash used in financing activities (c)	(1,499)	216	152	(1,131)

Cash and cash equivalents in the opening balance	5,333	477	-	5,810
Cash change in cash and cash equivalents (a) + (b) + (c)	(253)	76	-	(177)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	1	-	-	1
Cash and cash equivalents in the closing balance	5,081	553	-	5,634
(1) Of which 101 million euros in Orange Bank share capital invested by Orange.

	2017

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,134	(94)	-	2,040
Non-monetary items and reclassified items for presentation	11,474	38	-	11,512
Changes in working capital
Decrease (increase) in inventories, gross	(14)	-	-	(14)
Decrease (increase) in trade receivables, gross	(271)	-	9	(262)
Increase (decrease) in trade payables	375	46	(9)	412
Changes in other customer contract assets and liabilities	112	-	-	112
Changes in other assets and liabilities	(120)	284	-	164
Other net cash out
Operating taxes and levies paid	(1,931)	(3)	-	(1,934)
Dividends received	55	-	-	55
Interest paid and interest rates effects on derivatives, net	(1,328)	(0)	-	(1,328)
Income tax paid	(584)	1	-	(583)
Net cash provided by operating activities (a)	9,902	272	-	10,174

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(7,311)	(67)	-	(7,378)
Cash paid for investment securities, net of cash acquired	(34)	-	-	(34)
Others purchases of assets available for sale	(43)	-	-	(43)
Purchases of equity securities measured at fair value	(7)	-	-	(7)
Proceeds from sales of investment securities, net of cash transferred	515	-	-	515
Decrease (increase) in securities and other financial assets	(1,082)	(63)	151	(994)
Net cash used in investing activities (b)	(7,962)	(130)	151	(7,941)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,450	-	-	2,450
Medium and long-term debt redemptions and repayments	(2,728)	-	-	(2,728)
Increase (decrease) of bank overdrafts and short-term borrowings	964	136	(151)	949
Decrease (increase) of cash collateral deposits	(1,138)	11	-	(1,127)
Exchange rates effects on derivatives, net	(66)	-	-	(66)
Other cash flows
Coupon on subordinated notes	(282)	-	-	(282)
Other proceeds (purchases) from treasury shares	(4)	-	-	(4)
Capital increase (decrease) - non-controlling interests	(66) (1)	100 (1)	-	34
Changes in ownership interests with no gain / loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,729)	-	-	(1,729)
Dividends paid to non-controlling interests	(236)	-	-	(236)
Net cash used in financing activities (c)	(2,834)	247	(151)	(2,738)

Cash and cash equivalents in the opening balance	6,267	88	-	6,355
Cash change in cash and cash equivalents (a) + (b) + (c)	(894)	389	-	(505)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(40)	-	-	(40)
Cash and cash equivalents in the closing balance	5,333	477	-	5,810

(1) Of which 65 million euros in Orange Bank share capital invested by Orange.

	2016

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consoli- dated financial statement
Operating activities
Consolidated net income	3,036	86	-	3,122
Non-monetary items and reclassified items for presentation	10,144	(99)	-	10,045
Changes in working capital
Decrease (increase) in inventories, gross	(62)	-	-	(62)
Decrease (increase) in trade receivables, gross	113	-	-	113
Increase (decrease) in trade payables	82	2	-	84
Changes in other customer contract assets and liabilities	66	-	-	66
Changes in other assets and liabilities	(507)	(200)	-	(707)
Other net cash out
Operating taxes and levies paid	(1,896)	(1)	-	(1,897)
Dividends received	236	-	-	236
Interest paid and interest rates effects on derivatives, net	(1,345)	1	-	(1,344)
Income tax paid	(906)	(0)	-	(906)
Net cash provided by operating activities (a)	8,961	(211)	-	8,750

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(8,306)	(9)	-	(8,315)
Cash paid for investment securities, net of cash acquired	(1,244)	55 (1)	-	(1,189)
Investments in associates and joint ventures	(17)	-	-	(17)
Others purchases of assets available for sale	(12)	-	-	(12)
Purchases of equity securities measured at fair value	(1)	-	-	(1)
Proceeds from sales of investment securities, net of cash transferred	4,588	-	-	4,588
Decrease (increase) in securities and other financial assets	(65)	105	27	67
Net cash used in investing activities (b)	(5,057)	151	27	(4,879)

Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	3,411	27	(27)	3,411
Medium and long-term debt redemptions and repayments	(2,667)	(27)	-	(2,694)
Increase (decrease) of bank overdrafts and short-term borrowings	90	44	-	134
Decrease (increase) of cash collateral deposits	(888)	4	-	(884)
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Coupon on subordinated notes	(291)	-	-	(291)
Other proceeds (purchases) from treasury shares	2	-	-	2
Capital increase (decrease) - owners of the parent company	113	-	-	113
Capital increase (decrease) - non-controlling interests	(104)(2)	100(2)	-	(4)
Changes in ownership interests with no gain / loss of control	(16)	-	-	(16)
Dividends paid to owners of the parent company	(1,596)	-	-	(1,596)
Dividends paid to non-controlling interests	(259)	-	-	(259)
Net cash used in financing activities (c)	(2,004)	148	(27)	(1,883)

Cash and cash equivalents in the opening balance	4,469	-	-	4,469
Cash change in cash and cash equivalents (a) + (b) + (c)	1,900	88	-	1,988
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(102)	-	-	(102)
Cash and cash equivalents in the closing balance	6,267	88	-	6,355
(1) Related to Orange Bank cash acquired.
(2) Of which 65 million euros in Orange Bank share capital invested by Orange.

1.7       Reconciliation from adjusted EBITDA to reported EBITDA.

The expenses relating to significant litigations correspond to the reassessment of the risk related to various disputes.

The specific labor expenses predominantly reflect the impact of changes in assumptions and experience adjustments of the various "part-time for seniors plans" (TPS) in France. In 2018, these are mainly related to the effect of the three-year extension of the 2015 French part-time for seniors plans (see Note 6.2).

The review of the investments and business portfolio in 2016 included the gains on disposal of Fime amounting to 49 million euros.

The restructuring and integration costs are presented in Note 5.3.

The other specific items in 2016 included the costs of the non-completed Bouygues transaction.

Changes in the presentation of segment information

The new organization of the Executive Committee of Orange group, in place since May 2, 2018, has led the Group to re-examine the presentation of its segment information without however modifying the definition of operating segments and Cash Generating Units (CGUs).

The 2017 and 2016 segment data presented reflect these changes.

Decisions on the allocation of resources and the performance assessment of Orange component parts (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical establishements. The operating segments are:

•  France (Enterprise excluded);

•  Spain;

•  Poland, Belgium and Luxembourg, and each Central European countries (the Europe aggregate combines the operating segments of this area);

•  Sonatel subgroup (gathering Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d'Ivoire subgroup (including Orange Côte d'Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle-East (the Africa and Middle-East aggregate combines the operating segments of this area);

•  Enterprise;

•  The activities of International Carriers and Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks and information systems, research and development and other shared Group activities, as well as the Orange brand;

•  Orange Bank.

Accounting policies

Segment information

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Adjusted EBITDA and reported EBITDA are operating performance indicators used by the Group:

•  to manage and assess its operating and segment results; and

•  to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

Reported EBITDA corresponds to operating income before depreciation and amortization, effects associated with takeovers, reversal of translation reserves of liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

•  significant litigation:

Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period.

•  specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the various "part-time for seniors plans" (TPS) in France.

•  review of the investments and business portfolio:

The Group regularly reviews its investments and business portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations.

•  restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

•  where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

CAPEX relate to the acquisition of tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases and are used internally as an indicator to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line "Other" includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

The other accounting policies are presented within each note to which they refer.

NOTE 2        Description of business and basis of preparation of the consolidated financial statements

2.1       Description of business

Orange provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and Middle East. The Group is also developing its activity in the mobile financial services.

Telecommunications operator activities are regulated and dependent upon the granting of licenses, just as mobile financial service activities have their own regulations.

2.2       Basis of preparation of the 2018 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 20, 2019 and will be submitted for approval at the Shareholders’ Meeting on May 21, 2019.

The 2018 consolidated annual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union. Comparative figures are presented for 2017 and 2016 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2018 financial data are based on:

•  all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2018;

•  options taken relating to date and methods of first application (see 2.3 below);

•  the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities) and licenses	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 7	Interest paid and received dividends	Classification as net operating cash flows
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost
IFRS 3R	Non-controlling interests	At the acquisition date, measurement either at fair value or at the portion of the net identifiable asset of the acquired entity

•  accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies	9.1
Income taxes	9.2
Non-controlling interests Change in ownership interest in a subsidiary Transactions with owners	3 & 13.6

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•  fairly present the Group’s financial position, financial performance and cash flows;

•  reflect the economic substance of transactions;

•  are neutral;

•  are prepared on a prudent basis; and

•  are complete in all material respects.

2.3       New standards and interpretations applied from January 1, 2018

2.3.1        Initial application of IFRS 9 "Financial instruments"

The new standard IFRS 9 "Financial instruments" is of mandatory application since January 1, 2018. The Group has elected not to restate the 2016 and 2017 comparative periods, as authorized by the standard.

This option led the Group to recognize the aggregate impact of restatements required by the standard in the Group opening Equity as of January 1, 2018. The nature and the impacts of the main restatements are described below. Application of IFRS 9 led to a reduction in reserves of 23 million euros, recognized through a decrease in trade receivables of 22 million euros, a decrease in current assets at amortized cost relating to Orange Bank transactions of 6 million euros and an increase in deferred tax assets of 5 million euros.

IFRS 9 comprises three phases: classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting.

•  Classification and measurement of financial assets and liabilities

The new classification proposed by IFRS 9 determines the way assets are recognized and measured. The financial asset classification depends on the combination of the following two criteria:

   the Group’s business model for managing financial assets; and

   the contractual cash flow characteristics of the financial asset (whether or not solely payments of principal and interest).

Based on the combined analysis of these two criteria, IFRS 9 identifies three business models:

   financial assets measured at fair value through profit or loss;

   financial assets measured at fair value through other comprehensive income that may be reclassified (or not) to profit or loss;

   financial assets measured at amortized cost.

Assets previously classified as available-for-sale assets and held-to-maturity investments under IAS 39 are now presented in the following categories:

   financial assets at fair value through profit or loss: it mainly concerns certain investment securities that are neither consolidated nor equity-accounted, including shares in BT Group Plc (BT), and financial investments such as negotiable debt securities, deposits and monetary UCITS, that comply with the Group’s liquidity risk management policy;

   financial assets at fair value through other comprehensive income that will never be reclassified to profit or loss: it mainly concerns investment securities that are neither consolidated nor equity accounted;

   financial assets at fair value through other comprehensive income that may be reclassified to profit or loss: it mainly concerns investments in debt securities;

   financial assets at amortized cost: it mainly concerns loans and receivables and fixed-income securities.

The application of IFRS 9 has no impact on the Group's Accounting policy regarding financial liabilities.

•  Impairment of financial assets

Telecom activities:

IFRS 9 introduces a new expected loss model for impairment of financial assets. The new standard requires expected credit losses to be taken into account from the initial recognition of financial instruments. In addition to the existing provision system, the Group has elected to apply a simplified approach of anticipated impairment upon asset recognition.

Banking activities:

An impairment or provision for expected credit losses is systematically recognized in respect of debt instruments classified in financial assets at amortized cost or financial assets at fair value through other comprehensive income, lease receivables and financing commitments and financial guarantees given. These impairments and provisions are recognized when the loans are granted, on conclusion of commitments or on the acquisition of bond securities, without waiting for objective evidence of impairment.

The relevant financial assets are allocated to three categories according to changes in credit risk observed since initial recognition and an impairment is recognized on the outstandings of each category as follows:

   performing outstandings: expected losses are calculated over a 12-month period and financial income (interest) is calculated based on the gross amount of the instrument;

   non-performing outstandings: if the credit risk has significantly worsened since the debt was recorded in the balance sheet, losses expected over the loan term are recognized and the financial income is calculated based on the gross amount of the instrument;

   doubtful outstandings: the expected loss over the loan term is recognized. Financial income is calculated based on the instrument amount net of impairment.

•  Hedge accounting

The Group’s hedging policy is not affected by the application of IFRS 9.

The Group has elected to retrospectively account for the Foreign Currency Basis Spread of the Cross Currency Swaps designated as Cash Flow Hedge as costs of hedging. This option allows the recognition of the Foreign Currency Basis Spread in other comprehensive income and its amortization into profit or loss over the hedging term. This reclassification has no impact on the Group opening Equity.

•  Impact on the consolidated financial statements

   Impact on the consolidated statement of financial position:

(in millions of euros)	December 31, 2017 historical data	December 31, 2017 IFRS 15 restated data (1)	IFRS 9 impacts classification of financial assets	IFRS 9 impacts impairment of financial assets	Impact of IFRS 9 application	January 1, 2018 restated data
Non-current financial assets related to Orange Bank activities(2)	1,464	1,464	-	-	-	1,464
Assets available for sale	791	791	(791)	-	(791)	-
Assets at fair value through profit or loss	-	-	71	-	71	71
Assets held to maturity	611	611	(611)	-	(611)	-
Financial assets at amortized cost	62	62	549	-	549	611
Assets at fair value through other comprehensive income that may be reclassified to profit or loss	-	-	782	-	782	782
Non-current financial assets(2)	2,247	2,247	-	-	-	2,247
Assets available for sale	1,067	1,067	(1,067)	-	(1,067)	-
Assets at fair value through profit or loss	146	146	1,554	-	1,554	1,700
Financial assets at amortized cost	1,034	1,034	(695)	-	(695)	339
Assets at fair value through other comprehensive income that will not be reclassified to profit or loss	-	-	208	-	208	208
Deferred tax assets	1,825	1,586	-	5	5	1,591
Total non-current assets	74,035	73,612	-	5	5	73,617
Trade receivables	5,175	5,175	-	(22)	(22)	5,153
Current financial assets related to Orange Bank activities(2)	3,275	3,275	-	(6)	(6)	3,269
Assets available for sale	4	4	(4)	-	(4)	-
Assets held to maturity	4	4	(4)	-	(4)	-
Financial assets at amortized cost	3,096	3,096	4	(6)	(2)	3,094
Assets at fair value through profit or loss	171	171	-	-	-	171
Assets at fair value through other comprehensive income that may be reclassified to profit or loss	-	-	4	-	4	4
Total current assets	20,679	21,737	-	(28)	(28)	21,709
Total assets	94,714	95,349	-	(23)	(23)	95,326

Total equity	32,942	33,512	-	(23)	(23)	33,489
Total non-current liabilities	32,736	32,780	-	-	-	32,780
Total current liabilities	29,036	29,057	-	-	-	29,057
Total liabilities	94,714	95,349	-	(23)	(23)	95,326

(1) The effects of IFRS 15 application are described in Note 2.3.2.

(2) Financial assets and liabilities related to Orange Bank activities are isolated from those of telecom activities and include loans and receivables of Orange Bank in assets and debts related to Orange Bank activities in liabilities. These reclassifications have been applied to all presented periods since 2018.

   Effects on the consolidated shareholders’ equity:

(in millions of euros)	December 31, 2017 historical data	December 31, 2017 IFRS 15 restated data (1)	IFRS 9 impacts classification of financial assets	IFRS 9 impacts impairment of financial assets	Impacts of IFRS 9 application	January 1, 2018 restated data
Share capital	10,640	10,640	-	-	-	10,640
Share premiums and statutory reserve	16,859	16,859	-	-	-	16,859
Subordinated notes	5,803	5,803	-	-	-	5,803
Reserves	(2,339)	(1,851)	39	(19)	20	(1,831)
Other comprehensive income	(475)	(476)	(39)	-	(39)	(515)
o/w assets available for sale	56	56	(56)	-	(56)	-
o/w assets at fair value	-	-	17	-	17	17
o/w other comprehensive income	(531)	(530)	-	-	-	(530)
Total equity attributable to the owners of the parent company	30,488	30,975	-	(19)	(19)	30,956
Reserves	2,242	2,323	-	(4)	(4)	2,319
Other comprehensive income	212	214	-	-	-	214
o/w assets at fair value	(1)	(1)	1	-	1	-
o/w assets at fair value	-	-	(1)	-	(1)	(1)
o/w other comprehensive income	213	215	-	-	-	215
Total equity attributable to non-controlling interests	2,454	2,537	-	(4)	(4)	2,533
Total equity	32,942	33,512	-	(23)	(23)	33,489

(1) The effects of IFRS 15 application are described in Note 2.3.2.

The following table reconciles the assets and liabilities for each of the two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as at January 1, 2018.

(in millions of euros)	Orange consolidation financial statements	O/w telecom activities	O/w Orange Bank	O/w eliminations telecom activities / bank
Non-current assets related to Orange Bank activities	1,464	-	1,464	-
Non-current financial assets	2,247	2,274	-	(27) (1)
Non-current derivatives, assets	213	200	13	-
Current financial assets related to Orange Bank activities	3,269	-	3,421	(152) (2)
Current financial assets	2,686	2,686	-	-
Current derivatives, assets	34	34	-	-
Cash and cash equivalents	5,810	5,333	477	-

Non-current liabilities related to Orange Bank activities	-	-	27	(27) (1)
Non-current financial liabilities	26,293	26,293	-	-
Non-current derivatives, liabilities	1,002	929	73	-
Current financial liabilities related to Orange Bank activities	4,941	-	4,941	-
Current financial liabilities	6,030	6,182	-	(152) (2)
Current derivatives, liabilities	34	34	-	-
(1) Loan granted by Orange SA to Orange Bank.
(2) Loan granted by Orange Bank to Orange SA within the framework of the repurchase agreement of OATs securities between Orange SA and Orange Bank.

The information required as at December 31, 2018 on the financial assets and liabilities are presented in Notes 11 and 12 for telecom activities and in Note 15 for banking activities.

2.3.2        First application of IFRS 15 "Revenue from contracts with customers"

The Group applies IFRS 15 with effect from January 1, 2018. It elected for retrospective application, restating published figures for the 2016 and 2017 comparative periods.

The Group adopted the following authorized practical expedients on initial application:

•  For all reporting periods presented before the date of initial application, the Group did not disclose the amount of the transaction price allocated to the remaining performance obligations nor explained when it expects to recognize that amount as revenue;

•  The Group did not restate contracts that began and ended before January 1, 2016 (first comparative reporting period).

Application of IFRS 15 to ongoing contracts as of January 1, 2016 resulted in an increase in consolidated reserves of 815 million euros, as of January 1, 2016, of which 674 million euros attributable to owners of the parent company and 141 million euros attributable to non-controlling interests, in return mainly for the recognition of :

•  contract assets net of performance obligations liabilities for 1,003 million euros;

•  assets related to deferred acquisition costs for 294 million euros;

•  deferred taxes for a net impact of (339) million euros.

The recognition of these assets net of liabilities led the Group to reassess the net carrying value of the Cash Generating Units (CGUs) and the results of the impairment tests as of January 1, 2016 and to reflect a goodwill impairment charge of (139) million euros in certain operating segments, in exchange for consolidated reserves.

IFRS 15 introduces a revenue recognition approach focused on:

•  The identification of contracts, customers and contract amendments;

•  The identification of distinct performance obligations (promises made by the supplier), their reference price (individual selling price) and the transfer to the customer of control of performance obligations continuously or at a point in time;

•  The determination of the transaction price (consideration promised by the customer), its fixed and variable components (and related recognition restrictions) and its allocation to the performance obligations.

The main impacts of the new methodology introduced by IFRS 15 compared with the accounting policies previously applied are as follows:

•  For bundled service and equipment offerings, prior to adoption of IFRS 15, revenue recognized on the sale of mobile phones was restricted to a contractual amount not dependent on the supply of future services, which was generally the amount received from the customer for the sale of the mobile phone. This amount corresponded conventionally to the amount paid at the time of delivery, or for installments, to discounted amounts payable over 12 or 24 months. Under IFRS 15, the transaction price is allocated between the mobile phone and the service based on individual selling prices and recognized in revenue at the moment of the transfer of control of the equipment or service to the customer. This change primarily impacts bundled offerings comprising the sale of a mobile phone at a reduced price combined with a fixed-term service contract. Accordingly, for this type of offering, the effects on the Group’s accounts are as follows:

   the overall revenue from the contract does not change, but the pace of recognition and the split between the sold mobile phone and the service are modified (additional equipment revenue at the beginning of the contract, in return for a reduction in revenue of services of the same amount afterwards);

   accelerated recognition of revenue, at the time of the sale of the equipment is reflected in the consolidated statement of financial position by the presentation of a contract asset which is transformed into a receivable as the provision of communication services progresses.

IFRS 15 therefore increases the sensitivity of total revenue to equipment sales and to the effect of seasonality of these sales between quarters. Depending on the position in each market, the impact of IFRS 15 on period-on-period total revenue trends will differ from that previously presented under IAS 18, according to whether discounts on equipment levels are increasing or decreasing. In recent years, the markets in which we operate have, excluding exceptions, recorded a decrease in discounted equipment offerings. Compared with IAS 18, the implementation of IFRS 15 also requires new judgements and assumptions, notably regarding the enforceable contract term and the expected total transaction price and the reference price of the transaction components.

•  IFRS 15 changed the indicators used to determine whether an entity acts as a principal or an agent in a transaction. This did not, however modify our previous judgements, particularly as regards agreements with our distributors for the supply of mobile phones, under which Orange primarily acts as a principal in the sale of mobile phones to the end-customer. The revenue recognized by Orange on the sale of a mobile phone combined with a fixed-term contract is therefore identical irrespective of the distribution channel.

•  IFRS 15 also introduces criteria for identifying a financial component in a commercial transaction that must be recognized separately, unless it has a negligible effect in each contract or concerns a contract of less than one year. A financial component is likely to be identified in offerings combining the supply of a mobile phone and a fixed-term services contract (except payments by installments models which, by nature, meet the definition of a financial receivable). On markets where these offerings exist, the low level of interest rates has not led to the recognition of a separate financial component. This assessment could however change if, for example, contractual terms or interest rates were to increase.

•  For our services requiring non-standard equipment (and internet offerings including the provision of a Livebox®), IFRS 15 has not changed our historical analysis that this equipment is a component of the network controlled by Orange and is not therefore a distinct performance obligation.

•  For our straight-forward service offerings for Mass market or Enterprise market, no changes in revenue recognition were identified as a result of application of IFRS 15. Contract assets are not therefore recognized in addition to trade receivables recognized under IAS 18 and IAS 11, or contract liabilities other than deferred income recognized under IAS 18 and IAS 11.

•  Integration and information technology services proposed to Enterprise market often involve complex contracts which require the exercise of greater judgement and modified estimates under IFRS 15, compared with IAS 18 and IAS 11. This is notably the case for the identification of distinct performance obligations or not (platform build and run phases) and the measurement of contract factors impacting several accounting periods (notably fixed and variable transaction price components), as well as contract amendments. The application of IFRS 15 did not, however, lead to significant changes in revenue recognition.

•  Wholesale activities (operator customers) also involve complex contracts requiring a similar exercise of judgement and estimates under IFRS 15 as for the above Enterprise market activities. These activities also require the exercise of specific judgement when classifying a transaction as a non-monetary exchange between entities in the same line of business to facilitate sales to customers or potential customers; these transactions are excluded from IFRS 15’s revenue recognition scope. Overall, the application of IFRS 15 has not led to significant changes in revenue recognition, with the exception of a network sharing agreement in Spain. In the public initiative network sector, IFRIC 12 application "Service concession arrangements" remains effective and revenue is recognized in accordance with the terms of IFRS 15.

•  In a substantial change from IAS 18, IFRS 15 requires the capitalization of certain costs of obtaining a contract and their release to profit or loss on a time-apportioned basis over the expected duration of the contractual relationship. However, due to the Group’s strategy in recent years of focusing on direct distribution and the development of internet sales, sales commissions qualifying for deferral under IFRS 15 are generally decreasing. This new principle requires assumptions to be made regarding the expected duration of contractual relationships. Finally, new costs of fulfilling a contract that must be deferred under IFRS 15 were not identified.

•  Effects on the consolidated financial statements

   Effects on the consolidated income statement:

	December 31, 2017			December 31, 2016

(in millions of euros, except for per share data)	Historical data	IFRS 15 application effect	Restated data from IFRS 15	Historical data	IFRS 15 application effect	Restated data from IFRS 15
Revenues	41,096	(237)	40,859	40,918	(210)	40,708
Increase / decrease linked to the timing difference of the services revenue recognition (1)	-	(1,071)	-	-	(1,180)	-
Increase / decrease linked to the timing difference of the equipment sales revenue recognition (2)	-	958	-	-	1,080	-
Other (3)	-	(124)	-	-	(110)	-
External purchases	(18,475)	94	(18,381)	(18,281)	95	(18,186)
Increase / decrease linked to the capitalization ot the costs of obtaining a contract (4)	-	(28)	-	-	(17)	-
Other impacts (3)	-	122	-	-	112	-
Other operating income and expense	(17,704)	4	(17,700)	(18,560)	(45)	(18,605)
Operating income	4,917	(139)	4,778	4,077	(160)	3,917
Finance costs, net	(1,715)	-	(1,715)	(2,097)	-	(2,097)
Income tax (5)	(1,088)	36	(1,052)	(970)	19	(951)
Consolidated net income of continuing operations	2,114	(103)	2,011	1,010	(141)	869
Consolidated net income of discontinued operations	29	-	29	2,253	-	2,253
Consolidated net income	2,143	(103)	2,040	3,263	(141)	3,122
Net income attributable to owners of the parent company	1,906	(63)	1,843	2,935	(122)	2,813
Non-controlling interests	237	(40)	197	328	(19)	309
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
basic	0.61	(0.03)	0.58	0.15	(0.05)	0.10
diluted	0.61	(0.03)	0.58	0.15	(0.05)	0.10
Net income of discontinued operations
basic	0.01	-	0.01	0.85	-	0.85
diluted	0.01	-	0.01	0.85	-	0.85
Net income
basic	0.62	(0.03)	0.59	1.00	(0.05)	0.95
diluted	0.62	(0.03)	0.59	1.00	(0.05)	0.95

(1) For contracts combining a discounted sale of equipment and telecommunication services, revenue allocated to telecommunication services is lower due to the new revenue allocation method under IFRS 15 (i.e. allocation of revenue to all performance obligations in proportion to individual selling prices). The Group therefore recognized an adjustment to reflect this new revenue allocation

(2) For the same offerings and again due to the change in the revenue allocation method, equipment revenue is higher to reflect the value of the asset that the customers receive at the beginning of the contract.

(3) Mainly concerns the effects associated to a RAN sharing contract in Spain.

(4) The Group pays sales commission and agent costs to distributors as part of obtaining firm contracts with customers. Previously booked in expenses when incurred, these costs are now capitalized and amortized over the contract term.

(5) Effect on deferred tax recognition of the IFRS 15 impacts presented above and the adjustment of the recoverable amount of deferred tax assets.

   Effects on the consolidated statement of financial position:

(in millions of euros)	December 31, 2015 historical data	IFRS 15 application effect	January 1, 2016 restated data from IFRS 15	December 31, 2016 historical data	IFRS 15 application effect	January 1, 2017 restated data from IFRS 15	December 31, 2017 historical data	IFRS 15 application effect	January 1, 2018 restated data from IFRS 15
Assets
Goodwill (1)	27,071	(139)	26,932	27,156	(177)	26,979	27,095	(184)	26,911
Deferred tax assets	2,430	(293)	2,137	2,116	(269)	1,847	1,825	(239)	1,586
Total non-current assets	71,330	(432)	70,898	74,819	(446)	74,373	74,035	(423)	73,612
Other customer contract assets	-	1,442	1,442	-	1,335	1,335	-	1,204	1,204
Customer contract assets (2)	-	1,027	1,027	-	916	916	-	815	815
Costs of obtaining a contract (3)	-	294	294	-	273	273	-	250	250
Costs to fulfill a contract (4)	-	121	121	-	146	146	-	139	139
Other current assets	983	-	983	1,073	-	1,073	1,101	(7)	1,094
Prepaid expenses (4)	495	(122)	373	540	(146)	394	594	(139)	455
Total current assets	14,312	1,320	15,632	19,849	1,189	21,038	20,679	1,058	21,737
Assets held for sale	5,788	-	5,788	-	-	-	-	-	-
Total assets	91,430	888	92,318	94,668	743	95,411	94,714	635	95,349

Equity and liabilities
Total equity	33,267	815	34,082	33,174	671	33,845	32,942	570	33,512
Deferred tax liabilities	879	45	924	658	48	706	611	44	655
Total non-current liabilities	36,537	45	36,582	35,590	48	35,638	32,736	44	32,780
Trade payables	6,227	4	6,231	6,211	3	6,214	6,522	5	6,527
Customer contract liabilities (5)	-	2,121	2,121	-	2,071	2,071	-	2,021	2,021
Deferred income (5)	2,136	(2,097)	39	2,134	(2,050)	84	2,081	(2,005)	76
Total current liabilities	21,626	28	21,654	25,904	24	25,928	29,036	21	29,057
Total equity and liabilities	91,430	888	92,318	94,668	743	95,411	94,714	635	95,349

(1) The new standard generates a change in the composition of the net carrying amount of tested assets of cash generating units. The net carrying amount of tested assets now includes the contract assets. This change led to the recognition of impairment losses on goodwill in Poland of (139) million euros as of January 1, 2016 and in Romania of (55) million euros in 2016.

(2) The accelerated recognition of revenue resulting from the new revenue allocation method is reflected in the balance sheet by a contract asset recognized on signature of the contract for an amount corresponding in part to the discount granted to the customer on the equipment. This contract asset decreases over the enforceable period of the contract, to the extent the discount granted on the equipment is recovered each month through invoicing of the service contract. An impairment reflects the risk of non-recovery of the contract asset and depending on the geographical area, instances of fraud or churn where termination costs are not billed. To assess this risk, the countries determine a contract asset impairment rate according to the nature of the event and the relevant customer segment, using a historical statistical approach.

(3) The Group pays sales commission and agent costs to distributors as part of obtaining firm contracts with customers. Previously booked in expenses when incurred, these costs are now capitalized and amortized over the contract term.

(4) Prior to application of IFRS 15, costs of fulfilling a contract were recognized in prepaid expenses. They are now included in other assets related to contracts with customers.
(5) As for prepaid expenses, deferred income relating to customer contracts was reclassified to liabilities related to contracts with customers. Residual deferred income are out of IFRS 15 scope.

   Effects on the consolidated statement of cash flows:

	December 31, 2017			December 31, 2016

(in millions of euros)	Historical data	IFRS 15 application effect	Restated data from IFRS 15	Historical data	IFRS 15 application effect	Restated data from IFRS 15
Consolidated net income	2,143	(103)	2,040	3,263	(141)	3,122
Non-monetary items and reclassified items for presentation
Impairment of goodwill	(20)	-	(20)	772	42	814
Change in provisions	(73)	(7)	(80)	(159)	(2)	(161)
Income tax	1,088	(36)	1,052	970	(19)	951
Changes in working capital
Increase (decrease) in trade payables	409	3	412	85	(1)	84
Changes in other customer contract assets and liabilities	-	112	112	-	66	66
Changes in other assets and liabilities	132	31	163	(762)	55	(707)
Net cash provided by operating activities (a)	10,174	-	10,174	8,750	-	8,750
Net cash used in investing activities (b)	(7,941)	-	(7,941)	(4,879)	-	(4,879)
Net cash used in financing activities (c)	(2,738)	-	(2,738)	(1,883)	-	(1,883)
Net change in cash and cash equivalents (a) + (b) + (c)	(505)	-	(505)	1,988	-	1,988

The information required as at December 31, 2018 on the net assets and liabilities from customer contracts are presented in Note 4.4.

2.4        Main standards and interpretations compulsory after December 31, 2018 with no early application elected by the Group

2.4.1        IFRIC 23 "Uncertain fiscal positions"

The IFRIC 23 "Uncertain fiscal positions" text, the application of which is compulsory after December 31, 2018, will not have a significant effect on the consolidated annual financial statements of the Orange group.

2.4.2        IFRS 16 "Leases"

IFRS 16 implementation has been subject to a dedicated project within the Group. After having finalized the analysis and concluded on the scope of application (still subject to new interpretations), the Group started, in 2018, the implementation and deployment of the tools dedicated to lease accounting. As at December 31, 2018, the Group is finalizing the inventory of contracts, the tools deployment and the data collection in order to be able to present, as of 2019, financial statements in compliance with IFRS 16.

In order to define the scope of application of this new standard, the Group has analyzed all of its leases (under IAS 17) and service contracts in order to determine whether these contracts contain a lease component. The Group defines a contract as a lease if it conveys to the lessee the right to control the use of an identified asset.

After this analysis phase the Group defined four main categories of leases contracts:

•  real estate: point of sales, offices buildings, technical buildings ;

•  mobile network: lands, certain contracts with Towercos;

•  fixed network: access to the local loop, colocation in technical building, certain dark fiber contracts;

•  general expenses: vehicles, technical cars, datacenter.

From January 1, 2019 onward, the Group (as lessee) will record all of its leases contracts using a unique model in which an asset will be recognized on the balance sheet for the right of use of the assets leased against a liability for the corresponding lease obligations.

The accounting measurement of these items on the balance sheet depend on the following:

•  the assessment of the term to be retained for each contract. This duration corresponds to the non-cancelable lease term, plus the time periods in any extension option the lessee can be reasonably certain to exercise and any option to cancel which the lessee is certain will not be exercised. The definition of this contract term must also take into account laws and practices in each jurisdiction or sector of activity regarding the duration of a firm commitment granted by lessors;

•  the combination of the fixed and variable components of contractual payments;

•  the determination of the incremental borrowing rate if the contract's implicit rate cannot easily be established.

The Group has also chosen to use the two exemptions proposed by the standard on leases contracts:

•  contracts with a duration of less than 12 months;

•  contracts for which the the underlying asset new value is around 5,000 euros.

In addition to the effect on the statement of financial position, the income statement (depreciation of rights of use assets and interests expenses on lease liabilities instead of operating lease expenses, acceleration of the expense notably resulting from the interest component) and the statement of cash flows (only interests expenses will continue to affect the operating cash flows, investment cash flows will not be impacted, while financing cash flows will be impacted by the repayment of the debt) will also be affected.

The Group will apply IFRS 16 from January 1, 2019 using the simplified retrospective method without restatement of comparative periods. Whilst following current discussions under way at the IFRIC and IASB, the Group estimates the effect on the opening balance sheet between 5.5 and 6.5 billion euros resulting from the recognition of the lease obligation and the right of use associated with leases contracts. Furthermore, the Group will record deferred taxes during the initial recognition of the right of use and the lease obligation from the transition.

The effect on equity at January 1, 2019 should not be material.

These impacts at transition date are not directly comparable to the off-balance sheet commitments as presented in Note 14.1 mentioning the operating leases commitments. The main differences concern the scopes of application and the valuation methods of lease payments (see Note 14.1).

2.5       Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X
4.6	Submarine cable consortiums, Orange Money	X
4.7	Related party transactions	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation	X	X
5.3	Restructuring and integration costs	X	X
5.4	Equipment inventories and broadcasting rights	X
5.6	Trade payables	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.1	Depreciation and amortization	X
8.2	Impairment of fixed assets	X	X
8.3	Other intangible assets	X	X
8.4	Property, plant and equipment	X	X
8.5	Fixed assets payables	X	X
8.6	Dismantling provision	X	X
9.1	Operating taxes and levies	X
9.2	Income tax	X	X
10	Interests in associates and joint ventures	X	X
11.3	Net financial debt	X	X
11.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
11.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
11.7	Financial assets (excluding Orange Bank activities)	X	X
11.8	Derivatives instruments (excluding Orange Bank activities)	X
12.8	Fair value of financial assets and liabilities (excluding Orange Bank activities)	X	X
13.2	Treasury shares	X
13.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
13.5	Translation adjustment	X
13.6	Non-controlling interests	X
13.7	Earnings per share	X
15.1	Financial assets and liabilities of Orange Bank	X
15.1.1	Financial assets related to Orange Bank activities	X	X
15.2.2	Fair value of financial assets and liabilities of Orange Bank		X
16	Litigation		X
(1) see Notes 2.5.1 and 2.5.2

2.5.1        Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Note 3	Control

Requiring judgment in certain circumstances with respect to the existence or not of the control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Revenue	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 9 and 16	Purchases and other expenses, tax and litigation

Litigation and tax: measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Notes 5 and 11	Purchases and other expenses, financial assets and liabilities, net finance costs	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets

Qualifying network, sites or equipment sharing among operators as joint operations

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 11 and 13	Financial assets and liabilities and net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses

2.5.2        Use of estimates

In preparing the Group’s consolidated annual financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made as at December 31, 2018 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Note 4	Revenue	Deciding duration of legally binding rights and obligations
Notes 5, 9 and 15	Risk of resources outflow linked to claims and litigation and to tax legislation Onerous contracts	Underlying assumptions of the assessment of legal and fiscal positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.2, 8.3, 8.4 and 10	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates, perpetual growth rate and business plans’ assumptions which affect the expected cash flows (revenues, reported EBITDA and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 9.2	Measurement of the recoverable value of deferred tax assets	Assessing the deferred tax assets’ recovery timeline when a tax entity reverts to profitability or when the tax legislation limits the use of tax loss carryforward
Note 8	Fixed assets

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 12 and 15	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, evaluation of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks.

NOTE 3        Gains and losses on disposal and main changes in scope of consolidation

3.1       Gains (losses) on disposal of investments and activities

Gains (losses) on disposal of investments and activities in 2018 amount to 17 million euros, compared to (5) million euros in 2017 and 59 million euros in 2016 (mainly related to the disposal of Fime for 49 million euros).

The loss on disposal associated with BT securities in 2018 and in 2017 is presented under "Effects resulting from BT stake" and detailed in Note 11.7.

The gain on disposal associated with EE securities in 2016 is presented under "Net income from discontinued operations (EE)".

3.2       Main changes in the scope of consolidation

Changes in the scope of consolidation during 2018

Basefarm acquisition

On August 14, 2018, the Group acquired 100% of Basefarm for an amount of 234 million euros.

(in millions of euros)	At acquisition date
Acquisition cost	234
Cash acquired net of transaction costs	(4)
Cash paid for investment securities, net of cash acquired	230

In accordance with IFRS 3R - Business Combinations, the Group has one year from the acquisition date to measure the fair value of identifiable assets and liabilities assumed. Work is not finalized yet. Amounts disclosed as at December 31, 2018 are thus temporary and will be reviewed during first semester of 2019.

(in millions of euros)	At acquisition date
Acquisition cost (a)	234
Net book value acquired before fair value measurement (b)	(58)
Goodwill (a)-(b)	292

This acquisition has no significant impact on revenues in 2018.

Acquisition of Business & Decision

Following the acquisition of Business & Decision on June 5, 2018 and the purchase of additional securities as part of the friendly tender offer finalized on July 19, 2018, the Group acquired a stake of 81.8% of the capital of Business & Decision at a price of 50 million euros. Furthermore, Orange signed an agreement to acquire 4.9% more of the capital.

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Cash acquired net of transaction costs	(18)
Cash paid for investment securities, net of cash acquired	32

Goodwill was recognized in the amount of 29 million euros, after allocation of the purchase price to identifiable assets and liabilities assumed:

(in millions of euros)	At acquisition date
Acquisition cost 81.8%	50
Fair value of non controlling interests	12
Acquisition cost (a)	62
Net book value acquired	7
Effects of fair value measurement:
Customer relationship (1)	18
Trademark (2)	8
Others intangibles (3)	4
Net deferred tax	(4)
Net asset remeasured at fair value (b)	33
Goodwill (a)-(b)	29

(1) Depreciation over 10 years
(2) Depreciation over 7 years
(3) Specific technology depreciated over 9 years

The residual goodwill mainly corresponds to headcount.

The effect of the acquisition of Business & Decision on revenue in 2018 amounts to 108 million euros.

Since July 19, 2018, Orange acquired 6.4% of the capital of Business & Decision. As at December 31, 2018, Orange holds 88.2% of the capital of Business & Decision (93.1% including the shares under reciprocal promises).

Changes in the scope of consolidation during 2017

No significant change in consolidation scope occurred during 2017.

Changes in the scope of consolidation during 2016

Disposal of EE

On January 29, 2016, Orange sold its entire stake in EE to BT Group Plc (BT) in exchange for 3,438 million pounds sterling (4,500 million euros) in cash and a 4% stake in the BT entity valued at 1,877 million pounds sterling (2,462 million euros) at the opening share price of January 29, 2016. After final price adjustments, the proceeds, net of transaction costs, stand at 4,481 million euros.

The Group set up hedging policies to cover the foreign exchange risk to which it was exposed through its stake in EE, denominated in pounds sterling (see Note 11.8). The net tax impact of this hedging was immaterial on the gain on disposal.

(in millions of euros)
EE's net disposal value (1)	(a)	7,138
EE's net book value	(b)	(5,725)
Other comprehensive income reclassified in profit or loss (2)	(c)	840
Consolidated net income after tax of discontinued operations in 2016	(a) + (b) + (c)	2,253
Indemnity received from BT (3)		29
Total Consolidated net income after tax of discontinued operations in 2016 and 2017		2,282

(1) Included transaction costs and 173 million euros of dividends paid by EE before the disposal in January 2016.
(2) Mainly included 836 million euros of cumulative translation adjustment reclassified in profit or loss.
(3) Mainly includes the indemnity received from BT for 50 million euros, offset by tax effect.

The warranties given to BT Group Plc within the context of the EE disposal are described in Note 14.2.

The evolution of the BT securities held as a result of this transaction is described in Note 11.7.

Entities acquired in Africa

The Group has acquired several mobile operators in various African countries:

   on April 5, 2016, Cellcom Telecommunications Inc. in Liberia, controlled by Orange Côte d’Ivoire;

   on April 20, 2016, Oasis SA in the Democratic Republic of the Congo (operator Tigo in the DRC) from the Millicom Group;

   on June 22, 2016, Airtel in Burkina Faso from the Bharti Group, controlled by Orange Côte d’Ivoire;

   on July 19, 2016, Airtel in Sierra Leone from the Bharti Group, controlled by the Sonatel Group.

(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (1)	104	160	500	207
Loan reimbursement to former shareholders	16	-	-	79
Cash acquired net of transaction costs	2	18	(6)	-
Cash paid for investment securities, net of cash acquired	122	178	494	286

(1) The price paid for the acquisitions in Burkina Faso and Sierra Leone includes in 2018, earn out mainly related to net debt, working capital and capital expenditures in 2018.

In accordance with IFRS 3R - Business Combinations, the fair value measurement of identifiable assets acquired and liabilities assumed, was finalized during the 2017 fiscal year. The adjustments recognized compared to the amounts published in 2016 were not significant and had no impact on the income of the period.

At acquisition date
(in millions of euros)	Liberia	DRC	Burkina Faso	Sierra Leone
Acquisition cost (a)	104	160	500	207
Net book value acquired	5	67	50	(16)
Effects of fair value measurement:
Customer base (1)	10	-	31	6
Trademark (2) (3)	6	1	1	0
Net deferred tax	(4)	(0)	(9)	(2)
Net asset remeasured at fair value (b)	17	68	73	(12)
Goodwill (a)-(b)	87	92	427	219

(1) Depreciation over 5 years in Liberia, 4 years in Burkina Faso and Sierra Leone.
(2) Depreciation over 15 years in Liberia.
(3) Depreciation over 1 year in DRC, Burkina Faso and Sierra Leone (rights of use granted by sellers for 1 year and rebranding expected in 2017 by the Group).

Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily corresponded to the launch of Orange in new African countries and also the expected synergies in the DRC at the acquisition date between Orange RDC and Oasis SA (these two entities merged on September 30, 2016). The reassessment of the business outlook in the DRC resulted in a goodwill impairment loss (see Note 7.1).

The impact on revenues related to the acquisition of these entities in 2016 amounted to 222 million euros.

Acquisition of Groupama Banque (renamed Orange Bank)

On October 4, 2016, the Group acquired a 65% stake in Groupama Banque. This take-over was carried out through a share exchange between Orange and Groupama for a total amount of 170 million euros, with an impact on consolidated equity. The Group received general and specific warranties.

The badwill, which resulted in a gain in income in 2016 of 97 million euros reflects the low return on equity, the level of which is set by regulation at a high level to allow for this type of activity. On the acquisition date, no shortfall in the profitability of operations can give rise to the recognition of a liability in the purchase price allocation. This situation also reflects the current characteristics of the banking market: recent acquisitions in the segment have generally been carried out at a price lower than the carrying value of the target entity's equity.

Significant litigations concerning Orange Bank are disclosed in Note 16.5.

In 2017, following the completion of work to assess the fair value of identifiable assets acquired and liabilities assumed, the goodwill fell by (27) million euros, implying the recognition of a loss in income for the period, presented under "Effects resulting from business combinations".

The final allocation of the acquisition cost is as follows:

(in millions of euros)	At acquisition date
Acquisition cost (a)	170
Net book value acquired	214
Effects of fair value measurement (1):
Assets
Credit portfolio	37
Investment portfolio	70
Hedging instruments	(15)
Other	4
Liabilities
Transactions with customers	(66)
Debt securities	(3)
Net deferred tax	(1)
Net asset remeasured at fair value (b)	240
Badwill (a)-(b)	(70)

(1) The effect of the bank's financial assets and liabilities remeasurement as of the acquisition date will be reversed over future years in profit or loss (net banking profit classified in "Other operating income") according to the maturity of underlying instruments.

The put option, relating to 20% of the share capital of Orange Bank, granted by Orange to Groupama and exercisable in 2023, was recorded as a financial liability on the acquisition date and the call option granted by Groupama on its remaining stake (15%) is an unrecognized contractual commitment (see Note 14.2).

Disposal of Telkom Kenya

In accordance with the agreement signed on November 6, 2015 with Helios Investment Partners, and after obtaining the required authorizations, the Group sold its entire stake in Telkom Kenya on June 10, 2016. This disposal had no material impact on income in 2016.

Accounting policies

Change of consolidation scope

Entities are fully consolidated if the Group has the following:

•  power over the investee; and

•  exposure, or rights, to variable returns from its involvement with the investee; and

•  the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 18 which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

•  the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of contingent consideration are accounted for either through profit or loss or through other comprehensive income, in accordance with the applicable standards;

•  goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets relate mainly to licenses, to customer bases and to brands (which cannot be recognized as assets when internally developed), generating induced deferred taxes. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each business combination with an ownership interest below 100%, non-controlling interest is measured:

•  either at its fair value: in which case, goodwill is recognized for the portion relating to non-controlling interests;

•  or proportionate to its share of the acquiree's identifiable net assets: in which case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Internal transfer of consolidated shares

IFRS do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•  the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•  the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

•  the management is committed to a plan to sell;

•  the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

•  the sale is highly probable, within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entities concerned under a separate line in the statement of financial position: "Assets/Liabilities held for sale", at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale represents a major line of business, its contribution to the income statement is presented separately (below "consolidated net income of continuing operations"); its cash flow contribution is presented in the statement of cash flows.

NOTE 4        Sales

4.1       Revenue

The presentation of revenue is disaggregated by category and segment in the Note "Segment information" (see Note 1.1). Since January 1, 2018 the breakdown of revenue by product line is as follows:

•  Mobile services only: mobile services revenue is generated by incoming and outgoing calls (voice, SMS and data), excluding convergent services (see below);

•  Fixed services only: revenue from fixed services includes fixed broadband and narrowband services, excluding convergent services (see below) and fixed network business solutions, including voice and data;

•  Convergence packages: these include revenue from convergence packages for the Mass market (Internet + Mobile products).

•  Equipment sales: all equipment sales (mobile phones, broadband equipment, connected objects and accessories), excluding sales of equipment related to integration and information technology services and sales of equipment to external distributors and brokers, presented in "Other revenue";

•  IT & integration services : IT & integration services revenue includes unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services;

•  Wholesale: roaming revenue from customers of other networks (national and international), revenue from Mobile Virtual Network Operators (MVNO) and from network sharing, among others;

•  Other revenue: equipment sales to external distributors and brokers.

Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from contracts with customers". Orange's products and services are offered to customers under service contracts only and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

•  Standalone service offers (mobile services only, fixed services only, convergent service)

Orange proposes to Mass market and Corporate markets customers a range of fixed and mobile telephone services, fixed and mobile Internet access services and content offers (TV, video, media, added-value audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

Under some content offers, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third-party.

Contracts with customers generally do not include a material right, as the price invoiced for contracts and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. We have no significant impact related to contract modification for this type of contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses covering commercial discounts (initial discount on signature of the contract or conditional on attaining a consumption threshold) or free offers (e.g. three months of subscription free of charge), the Group defers these discounts or free offers over the enforceable period of the contract (period during which the Group and the customer have a firm commitment). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line over the contract term. The initial service connection in the context of a service contract and communication offer, is a good example. It is not generally separable from the service contract and communication offer and is therefore recognized in income over the average term of the expected contractual relationship.

•  Separate equipment sales

Orange proposes to Mass market and Corporate market customers several ways to buy their equipment (primarily mobile phones): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in instalments over a period of up to 24 months. Where payment is received in instalments, the offer comprises a financial component and interest is calculated and deducted from the amount invoiced and recognized over the payment period in net finance costs. When the equipment sale is combined with a service offer, the amount allocated to the equipment (bundled sale - see below) is recognized in revenue on delivery and received over the service contract. In this case, Orange does not calculate interests based on the contractual analysis of offers and the current level of interest rates. This judgement could subsequently be amended in the event of a change in commercial offers or interest rates.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until final resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sales proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

•  Bundled equipment and service offers

Orange proposes numerous offers to its Mass market and Corporate market customers comprising equipment (e.g. a mobile terminal) and services (e.g. a communications contract).

Equipment revenue is recognized separately if the two components are distinct (i.e. if the customer can receive the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice.

The provision of a Livebox® (Internet proprietary box) is neither a separate component of the Internet access service nor a lease, as Orange maintains control of the box.

•  Services including a build and run phase

Some Corporate market contracts include two phases: a build phase followed by the management of the IT platforms. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Depending on the contract, the Group recognizes build phase revenue at completion if this phase is qualified as distinct. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope modification or its impact on the contract price in order to determine whether the amendment must be treated as a distinct contract, as if the existing contract were terminated and a new contract signed, or whether the amendment must be considered as a change to the existing contract.

•  Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with Operator customers for domestic wholesale activities and International carrier offers:

   Pay-as-you-go model: contract generally applied to "legacy" regulated activities (bit stream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which corresponds to transfer of control) over the contractual term;

   Send-or-pay model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO, IDD and hubbing contracts. Related revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer. Revenue from certain contracts is recognized gross or net of amounts transferred to the supplier based an analysis of the facts and circumstances of each transaction. Accordingly, revenues are recognized net when the suppliers are responsible for providing the content to the end-customer, set the price and bear the volume risk;

   Mixed model: hybrid contract combining the "Pay-as-you-go " and "Send-or-pay" models, comprising a fixed entry fee providing access to preferential pricing conditions for a given volume ("Send or pay" component) and invoicing of traffic consumption ("Pay-as-you-go" component). The entry fee invoiced under this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Agreements between major transit carriers are not billed (free peering) and therefore not recognized in revenue.

•  Service level commitment clause

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenues. The expected amount of such penalties is deducted from revenue as soon as it is probable that the commitment has not been or will not be met.

•  Public-private service concession arrangements

The Group rolls-out and/or operates certain networks under service concessions, such as the public initiative networks implemented in France to roll-out optical fiber networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12, Service concession arrangements. When the Group builds a network, revenue is recognized in exchange for a right to receive consideration from either a public entity or users of the public service. This right is accounted for as:

   an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and amortized over the agreement period;

   a financial receivable, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for at amortized cost.

•  Leases

Orange lease revenue concerns either its regulatory obligation to lease technical sites to competitors, the supply of equipment under certain contracts with Enterprise markets, or occasionally, one-off leases to third-parties of excess space in certain buildings.

Lease revenues are recognized on a straight-line basis over the contract term, except for certain equipment leases to Enterprise market customers classified as finance leases; in such cases the equipment is considered sold on credit.

4.2       Other operating income

(in millions of euros)	2018	2017	2016
Proceeds from the disposal of fixed assets	180	88	126
o/w transfer price	224	124	152
o/w net book value of assets sold	(44)	(36)	(26)
Net banking income	56	76	21
Tax credits and subsidies	42	40	70
Income from universal service	14	8	10
Brand & management fees (1)	6	14	24
Other income	462	475	488
Total	760	701	739
(1) Invoiced to certain uncontrolled entities.

Net banking income (NBI) represents the net balance between banking products (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid in respect of bank loans, commissions paid and other expenses from banking operations).

It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Other income is predominantly comprised of income on impaired trade receivables, income relating to line damages.

4.3       Trade receivables

(in millions of euros)	2018	2017 (1)	2016 (1)
Net book value of trade receivables - in the opening balance	5,175	4,964	4,876
IFRS 9 transition impact	(22)	-	-
Net book value of trade receivables - including IFRS 9 transition impact	5,153	4,964	4,876
Business related variations	65	267	(87)
Changes in the scope of consolidation	90	6	78
Translation adjustment	(12)	(33)	(122)
Reclassifications and other items (2)	(1)	(29)	219
Reclassification to assets held for sale	-	-	-
Net book value of trade receivables - in the closing balance	5,295	5,175	4,964

(1) As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative periods 2016 and 2017.

(2) In 2016, included receivables resulting from financial lease offers on firm's equipments proposed by Orange Lease, which have been reclassified in "trade receivables" to uniform the treatment of the offers resulting from deferred payment (see accounting policies).

In 2018, Orange SA established a program of non-recourse sales of its deferred payment receivables. Those receivables are derecognized from the balance sheet. The trade receivables sold as at December 31, 2018 generated an early receipt of approximately 110 million euros.

Following the commercialization to its clients of sales offers to buy mobile telephones with payment by installments over 24 months, Orange Espagne has implemented since 2015 a sale without recourse program for its receivables. Those receivables are derecognized from the balance sheet. The receivables sold as at December 31, 2018 generated an early receipt of approximately 40 million euros (approximately 84 million euros at December 31, 2017 and 185 million euros at December 31, 2016).

(in millions of euros)	December 31, 2018	December 31, 2017 (1)	December 31, 2016 (1)
Trade receivables depreciated according to their age	1,050	1,078	905
Trade receivables depreciated according to other criteria	600	443	568
Net trade receivables past due	1,650	1,521	1,473
Not past due (2)	3,645	3,655	3,491
Net trade receivables	5,295	5,175	4,964
o/w short-term trade receivables	4,995	4,851	4,683
o/w long-term trade receivables (3)	300	324	281
o/w net trade receivables from telecoms activities	5,295	5,175	4,964
o/w net trade receivables from Orange Bank	-	-	-

(1) As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative periods 2016 and 2017.
(2) 2018 not past due receivables are presented net of IFRS 9 provision for (25) millions of euros.

(3) Includes receivables from sales of handset with payment on instalments that are payable in more than 12 months and receivables from financial lease offers on firm's equipment (see accounting policies).

Shown below is the aging table of the net trade receivables which are past due and impaired according to their age:

(in millions of euros)

 December 31, 2018                            December 31, 2017                                      December 31, 2016

Past due - under 180 days	Past due - 180 to 360 days	Past due - over 360 days

The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2018	2017 (1)	2016 (1)
Allowances on trade receivables - in the opening balance	(760)	(774)	(820)
IFRS 9 transition impact	(22)	-	-
Allowances on trade receivables - including IFRS 9 transition impact	(782)	(774)	(820)
Net addition with impact on income statement (2)	(286)	(251)	(275)
Losses on trade receivables	255	257	315
Changes in the scope of consolidation	(2)	(1)	(3)
Translation adjustment	(1)	7	18
Reclassifications and other items	(0)	2	(9)
Reclassification to assets held for sale	-	-	-
Allowances on trade receivables - in the closing balance	(816)	(760)	(774)

(1) As authorized by IFRS 9 (see Note 2.3), the Group has chosen not to restate the comparative periods 2016 and 2017.
(2) The change in IFRS 9 provision for 2018 amounts to (3) million euros.

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers are discounted and classified as current items. Receivables from financial lease offers on firms’ equipment are recognized as current operating receivables because they are acquired in the normal course of business.

Impairment of trade receivables is based on three methods:

•  a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•  a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (national and international), local, regional and national authorities and for large accounts of Enterprise Communication Services;

•  a provisioning method based on anticipated loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the pre-existing provisioning system, the Group applies a simplified approach of anticipated impairment at the time the asset is recognized. The percentage applied depends on the maximum revenues non-recoverability rate.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated special purpose entities, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to their                de-recognition where the risks and benefits are transferred as described by IFRS 9.

4.4       Customer contract net assets and liabilities

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Customer contract net assets (1)	784	815	916
Costs of obtaining a contract	233	250	274
Costs to fulfill a contract	149	139	145
Total customer contract net assets	1,166	1,204	1,335
Prepaid telephone cards	(221)	(241)	(266)
Connection fees	(706)	(725)	(710)
Loyalty programs	(38)	(43)	(58)
Other deferred revenue (2)	(1,025)	(1,002)	(1,028)
Other customer contract liabilities	(12)	(10)	(9)
Total deferred revenue related to customer contracts	(2,002)	(2,021)	(2,071)
Total customer contract net assets and liabilities	(836)	(817)	(736)
(1) Assets net of remaining performance obligations.
(2) Includes subscription fees.

The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling them in the financial statements.

(in millions of euros)	2018	2017	2016
Customer contract net assets - in the opening balance	815	916	1,027
Business related variations(1)	(36)	(109)	(105)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(1)	7	(6)
Reclassifications and other items	6	1	-
Reclassification to assets held for sale	-	-	-
Customer contract net assets - in the closing balance	784	815	916

(1) Mainly includes the new customer contract assets net of related liabilities, the transfer of the net contract assets directly to trade receivables and impairment of the period.

Below is presented the change in deferred income on customer contracts (prepaid telephone cards, service access fees, loyalty programs and other unearned income) in the statement of financial position.

(in millions of euros)	2018	2017	2016
Deferred revenue related to customer contracts - in the opening balance	2,021	2,071	2,120
Business related variations	(18)	(40)	(31)
Changes in the scope of consolidation	7	-	11
Translation adjustment	2	(16)	(39)
Reclassifications and other items	(10)	6	10
Reclassification to assets held for sale	-	-	-
Deferred revenue related to customer contracts - in the closing balance	2,002	2,021	2,071

Accounting policies

Customer contract net assets and liabilities

The timing of revenue recognition may differ from customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been transferred.

By contrast, contract assets mainly refer to amounts allocated per IFRS 15 as compensation for goods or services provided to customers for which the right to collect payment is subject to providing other services or goods under that same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile communication services for a fixed-period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for telephone communication services to the supply of the mobile phone. The excess of the amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, especially to cover the risk of impairment should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and paid for goods or services not transferred yet, such as contracts payable in advance or prepaid packages (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group's operations.

(in millions of euros)	2018	2017	2016
Costs of obtaining a contract - in the opening balance	250	274	294
Business related variations	(14)	(30)	(16)
Changes in the scope of consolidation	-	-	-
Translation adjustment	(3)	6	(4)
Reclassifications and other items	0	-	-
Reclassification to assets held for sale	-	-	-
Costs of obtaining a contract - in the closing balance	233	250	274

(in millions of euros)	2018	2017	2016
Costs to fulfill a contract - in the opening balance	140	145	121
Business related variations	22	(5)	24
Changes in the scope of consolidation	-	-	-
Translation adjustment	3	-	-
Reclassifications and other items	(16)	-	-
Reclassification to assets held for sale	-	-	-
Costs to fulfill a contract - in the closing balance	149	140	145

Accounting policies

Cost of obtaining a contract

Where a telecommunications service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each contract or invoice-indexed commission. Where the commission is incremental and would not have been paid in the absence of the contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining contracts as an expense when they are incurred if the amortization period of the asset, it would have recognized in respect of them, would not have exceeded a year.

The costs of obtaining fixed-period mobile service contracts are capitalized and released to profit or loss on a straight-line over the enforceable contract term, as these costs are generally incurred each time the customer renews the fixed-period. The costs of obtaining fixed-period landline services for Mass market customers are expensed on a straight-line over the estimated period of the customer relationship. The costs of obtaining business and operator solutions contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they qualify as non-distinct from the performance obligation, are capitalized and costs incurred are recorded on a time-apportioned basis over the effective period of the contract.

Within the Orange group, these costs mainly concern contracts for Corporate customers, with, for example, design, installation, connection and migration fees that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying amount of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services still to be incurred, the excess amount is similarly immediately expensed.

The costs of obtaining a contract and the costs to fulfill a contract impact EBITDA.

The following table presents the transaction price assigned to unfulfilled performance obligations as at December 31, 2018. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure in IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	Total December 31, 2018
Less than one year	6,414
Between 1 and 2 years	3,032
Between 2 and 3 years	997
Between 3 and 4 years	389
Between 4 and 5 years	185
More than 5 years	241
Total remaining performance obligations	11,258

Accounting policies

Unfulfilled performance obligations

On the allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with Corporate business customers and Operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

4.5       Deferred income

Deferred income from customer contracts has been reclassified as customer contract liabilities (see Note 4.4). The residual deferred income therefore lies beyond the scope of IFRS 15.

(in millions of euros)	2018	2017	2016
Deferred income - in the opening balance	76	84	39
Business related variations	(42)	(8)	(3)
Changes in the scope of consolidation	2	0	67
Translation adjustment	0	(2)	(18)
Reclassifications and other items	22	2	(1)
Reclassification to assets held for sale	-	-	-
Deferred income - in the closing balance	58	76	84

4.6       Other assets

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Advances and downpayments	84	92	99
Submarine cable consortiums (1)	130	157	235
Security deposits paid	97	79	78
Orange Money - restriction of electronic money (1)	497	408	319
Others	473	468	448
Total	1,281	1,204	1,179

(1) These receivables are offset by the liabilities of the same amount (see accounting policies and Note 5.7).
(in millions of euros)	2018	2017	2016
Other assets - in the opening balance	1,204	1,179	1,068
Business related variations	74	49	24
Changes in the scope of consolidation	7	(6)	98
Translation adjustment	1	(12)	(16)
Reclassifications and other items	(5)	(6)	5
Reclassification to assets held for sale	-	-	-
Other assets - in the closing balance	1,281	1,204	1,179
o/w other non-current assets	129	110	106
o/w other current assets	1,152	1,094	1,073

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

•  assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

•  UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

4.7       Related party transactions

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA. The communication services provided to the French State are done so as part of a competitive process held for each service according to the nature of the service. They have no material impact on consolidated revenues.

Transactions with associates and joint ventures are presented in Note 10.

Accounting policies

Orange group’s related parties are listed below:

•  the Group’s key management personnel and their families (see Note 6);

•  the French State, and its departments in Bpifrance Participations and central State departments (see Notes 9 and 13);

•  associates, joint ventures and companies in which the Group holds a significant stake (see Note 10).

NOTE 5        Purchases and other expenses

5.1       External purchases

(in millions of euros)	2018	2017	2016
Commercial, equipments expenses and content rights	(7,228)	(7,117)	(6,814)
o/w costs of terminals and other equipment sold	(4,123)	(4,112)	(3,968)
o/w advertising, promotional, sponsoring and rebranding costs	(850)	(845)	(894)
Service fees and inter-operator costs	(4,923)	(5,128)	(5,350)
Other network expenses, IT expenses	(3,192)	(3,074)	(2,999)
Other external purchases	(3,220)	(3,062)	(3,023)
o/w rental expenses	(1,181)	(1,148)	(1,156)
Total	(18,563)	(18,381)	(18,186)

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 14).

Advertising, promotion, sponsoring, communication and brand marketing costs are recorded as expenses during the period in which they are incurred.

5.2       Other operating expenses

(in millions of euros)	2018	2017	2016
Allowances and losses on trade receivables - telecom activities	(277)	(251)	(275)
Expenses from universal service	(38)	(43)	(47)
Litigation	(10)	(315)	(86)
Operating foreign exchange gains (losses)	3	(14)	(35)
Cost of bank credit risk	(7)	(6)	(2)
Other expenses	(176)	(95)	(101)
Total	(505)	(724)	(546)

Impairment and losses on trade receivables of telecom activities are detailed in Note 4.3.

The cost of bank credit risk exclusively applies to Orange Bank and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts.

2017 expenses for legal disputes for which provisions or immediate payment have been made mainly included the reassessment of the risk related to various disputes.

(in millions of euros)	2018	2017	2016
Provision for litigation - in the opening balance	779	537	528
Additions with impact on income statement	35	354	24
Reversals with impact on income statement	(25)	(34)	(7)
Discounting with impact on income statement	3	2	4
Utilizations without impact on income statement(1)	(221)	(37)	(13)
Changes in consolidation scope	1	-	(6)
Translation adjustment	3	7	(5)
Reclassifications and other items	(3)	(50)	12
Reclassification to assets held for sale	-	-	-
Provision for litigation - in the closing balance	572	779	537
o/w non-current provision	67	53	69
o/w current provision	505	726	468

(1) In 2018, mainly related to the payment of the fine in Poland for 152 million euros (see Note 16.3).

Payments related to some litigation are directly recorded in other operating expenses.

The Group’s significant litigations are described in Note 16.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 16.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation towards a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

•  probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

•  present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

5.3       Restructuring and integration costs

(in millions of euros)	2018	2017	2016
Restructuring costs	(189)	(164)	(428)
Departure plans (1)	(30)	(67)	(128)
Lease property restructuring (2)	(28)	(58)	(74)
Distribution channels (3)	(11)	(4)	(181)
Other	(120)	(35)	(45)
Integration costs	(10)	(3)	(71)
Jazztel (4)	-	-	(43)
Acquisition costs of investments	(10)	(3)	(23)
Other	-	-	(5)
Total	(199)	(167)	(499)

(1) Mainly voluntary departure plans of Orange Polska in 2017 (approximately 2,700 people) and Orange Spain in 2016 (approximately 500 people).
(2) Essentially related to vacant leases in France.
(3) Concerns the end of the relationship with some indirect distributors.
(4) In 2016, mainly related to termination of operational contracts as part of the integration of the activities of Jazztel (principally linked to IRUs and leased lines).

Some restructuring and integration costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2018	2017	2016
Restructuring and integration provision - in the opening balance	377	375	414
Additions with impact on income statement	162	150	234
Reversals releases with impact on income statement	(15)	(34)	(19)
Utilizations without impact on income statement	(143)	(133)	(205)
Translation adjustment	(1)	(1)	(1)
Reclassifications and other items	9	20	(48)
Reclassification to assets held for sale	-	-	-
Restructuring and integration provision - in the closing balance	389	377	375
o/w non-current provision	230	251	185
o/w current provision	159	126	190

Accounting policies

Restructuring costs

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

•  employee departure plans;

•  indemnities paid to suppliers to terminate a contract (distribution networks, content operations, etc.);

•  cost of vacant buildings;

•  transformation plans for communication network infrastructures.

Onerous contracts: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Integration costs

Integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new staff, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.4       Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Handset inventories	678	583	594
Other products sold	41	32	29
Available broadcasting rights	73	68	45
Other supplies	242	198	205
Gross value	1,034	881	873
Depreciation	(69)	(54)	(54)
Net book value	965	827	819

(in millions of euros)	2018	2017	2016
Inventories - in the opening balance	827	819	763
Business related variations	138	14	62
Changes in the scope of consolidation	2	0	3
Translation adjustment	(1)	(3)	(9)
Reclassifications and other items	(1)	(4)	(0)
Reclassification to assets held for sale	-	-	-
Inventories - in the closing balance	965	827	819

Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (49 million euros in 2018, 55 million euros in 2017 and 48 million euros in 2016).

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5       Prepaid expenses

Before the adoption of IFRS 15, the cost of fulfilling contracts were presented in prepaid expenses. Such costs are now presented within other customer contracts assets (see Note 4.4).

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Prepaid rentals and external purchases	522	408	366
Other prepaid operating expenses	49	47	28
Total	571	455	394

(in millions of euros)	2018	2017	2016
Prepaid expenses - in the opening balance	455	394	373
Business related variations	93	78	11
Changes in the scope of consolidation	6	-	17
Translation adjustment	0	(17)	(17)
Reclassifications and other items	17	0	10
Reclassification to assets held for sale	-	-	-
Prepaid expenses - in the closing balance	571	455	394

5.6       Trade payables

(in millions of euros)	2018	2017	2016
Trade payables - in the opening balance	6,527	6,214	6,231
Business related variations	189	413	78
Changes in the scope of consolidation	18	(9)	134
Translation adjustment	1	(56)	(116)
Reclassifications and other items	1	(35)	(113)
Reclassification to assets held for sale	-	-	-
Trade payables - in the closing balance	6,736	6,527	6,214
o/w trade payables from telecoms activities	6,635	6,445	6,168
o/w trade payables from Orange Bank	101	82	46

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed asset payables that were subject to a payment extension, and had an impact on the change in working capital requirements at the end of the period, amounted to approximately 310 million euros at December 31, 2018, approximately 300 million euros at the end of 2017 and approximately 320 million euros at the end of 2016.

Accounting policies

Trade payables resulting from trade transactions and settled in the normal operating cycle are classified as current items. They include those that have been financed by the supplier (with or without notification of transfer to financial institutions) under direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to carry the characteristics of trade payables, in particular due to the ongoing trade relationship, the payment schedules ultimately consistent with the operational cycle of a telecommunications operator in particular for the purchase of primary infrastructures, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

For payables without specified interest rates, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

5.7       Other liabilities

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Provision for litigation (1)	572	779	537
Cable network access fees (IRU) (2)	152	194	240
Submarine cable consortium (3)	130	157	235
Security deposit received	160	182	198
Orange Money - units in circulation (3)	497	408	319
Other	739	738	610
Total	2,250	2,456	2,138
o/w other non-current liabilities	462	521	608
o/w other current liabilities	1,788	1,935	1,530

(1) See Note 5.2.
(2) See accounting policies Note 8.3.
(3) These liabilities are offset by the receivables of the same amount (see accounting policies and Note 4.6).
(in millions of euros)	2018	2017	2016
Other liabilities - in the opening balance	2,456	2,138	2,487
Business related variations (1)	(166)	267	(432)
Changes in the scope of consolidation	16	18	75
Translation adjustment	(2)	(7)	(19)
Reclassifications and other items	(54)	40	27
Reclassification to assets held for sale	-	-	-
Other liabilities - in the closing balance	2,250	2,456	2,138

(1) 2018 variation is mainly related to fine payment in Poland for 152 million euros (refer to Note 16.3) and 2016 variation is mainly related to the payment of the fine for the Enterprise Market litigation for 350 million euros.

5.8       Related party transactions

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except the use of spectrum resources. These resources are allocated after a competitive process.

NOTE 6        Employee benefits

6.1       Labor expenses

(in millions of euros)	Note	2018	2017	2016
Average number of employees (full-time equivalents) (1)		135,943	138,038	141,257
Wages and employee benefit expenses		(8,828)	(8,402)	(8,625)
o/w wages and salaries		(6,017)	(5,986)	(6,074)
o/w social security charges (2)		(2,068)	(2,121)	(2,104)
o/w French part-time for seniors plans	6.2	(773)	(310)	(432)
o/w capitalized costs (3)		842	839	809
o/w other labor expenses (4)		(812)	(824)	(824)
Employee profit sharing		(180)	(183)	(180)
Share-based compensation	6.3	(66)	11	(61)
Total in operating income		(9,074)	(8,574)	(8,866)
Net interest on the net defined liability		(16)	(21)	(28)
Actuarial (gains)/losses generated during the year		45	16	(80)

(1) Of whom 40% were Orange SA's French civil servants (45% at December 31, 2017 and 50% at December 31, 2016).
(2) Net of approximately 85 million euros for competitiveness and employment tax credit for 2018 in France (102 million euros as at December 31, 2017 and 98 million euros as at December 31, 2016).
(3) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.3 and 8.4).
(4) Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long term benefits (except French part-time for seniors plans).

6.2       Employee benefits

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Post-employment benefits(1)	989	1,005	998
Other long-term benefits	2,434	2,313	2,616
o/w French part-time for seniors plans	1,784	1,644	1,956
Provision for employment termination benefits	3	4	7
Other employee-related payables and payroll taxes due	1,715	1,710	1,631
Provision for social risks and litigation	74	90	43
Total	5,215	5,122	5,295
o/w non-current employee benefits	2,823	2,674	3,029
o/w current employee benefits	2,392	2,448	2,266

(1) Does not include defined contribution plans.

The payments to be made in respect of post-employment benefits and other long-term benefits are presented below. These are estimated based on Group headcounts as at December 31, 2018, including rights acquired and not acquired at December 31, 2018, but for which it is assumed the rights will be acquired by the year 2040 approximately:

	Schedule of benefits to be paid, undiscounted
(in millions of euros)	2019	2020	2021	2022	2023	2024 and beyond
Post-employment benefits	64	50	57	50	51	2,527
Other long-term benefits (1)	637	514	396	296	229	161
o/w French part-time for seniors plans	558	429	325	248	205	115
Total	701	564	453	346	280	2,688

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

6.2.1        Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

•  with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no further obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to 828 million euros in 2018 (924 million euros in 2017 and 863 million euros in 2016);

•  the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 289 million euros and a plan for senior management staff in France for 207 million euros. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to the acquisition of rights;

•  the Group is also committed to capital-based defined benefit plans where, in accordance with the law or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (673 million euros for Orange SA, equal to 81% of the capital-based plans) and for civil servants (50 million euros, equal to 6% of capital-based plans);

•  other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

•  other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS) detailed below.

French part-time for seniors plans

As at part of renegotiations of intergenerational plans, the 2015 part-time for seniors (TPS) plan was extended in 2018 for three additional years. The number of future beneficiaries of this new part-time for seniors plan is about 6,000 employees.

The part-time for seniors plans are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years service within the Group. Eligible employees are those who will retire no later than January 1, 2025.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

•  a base salary between 65% and 80% of full-time employment;

•  the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions);

•  a minimum salary level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2018, 30,400 employees had signed up for TPS, 17,900 of whom have already passed through it. The number of employees who are or will be participating in the French part-time for seniors plans and thus included in the provision, is estimated approximately at 18,700 employees.

6.2.2        Key assumptions used to calculate the amount of obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), as well as the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

The discount rates used for the euro zone (which accounts for 90% of Orange’s pension and other long-term employee benefit obligations) are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
More than 10 years	1.70% à 1.85%	1.55% to 1.65%	1.45% to 1.85%
Less than 10 years	-0.20% à 1.30%(1)	-0.25% to 1.65%	-0.10% to 1.45%

(1) A -0.05% rate has been used to value the obligation regarding the French part-time for seniors plans (versus -0.25% as at December 31, 2017).

The discount rates used for the euro zone are based on corporate bonds rated AA, with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.35% used) up to 5%. In France, the revaluation of the annuity-based plan for senior management is based on the INSEE consumer price index (2% used).

The main capital-based defined benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of staff at retirement age). The estimated increase in the capital of this plan is based on a long-term inflation assumption of 2% associated with the effect of a higher "GVT" (acronym for Wage drift - Seniority - Job-skills). "Wage drift - Seniority - Job-skills" refers to annual change in total payroll costs independent of general or categorical increases in wages and salaries, due to in-grade promotions, out of grade promotions and the aging of existing staff.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)
Rate increase by 50 points		Rate decrease by 50 points
Discount rates(1)	(104)	114

Sign-up rates for French part-time for seniors plans(2)	Rate decrease by 5%	Rate increase by 5%
	(54)	54

(1) Includes 19 million euros for the French part-time for seniors plans (short term duration).
(2) Sensitivity is performed on future entries in French part-time for seniors plans (TPS).

6.2.3        Commitments and plan assets

	Post-employment benefits			Long-term benefits		2018	2017	2016
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	518	826	70	1,644	669	3,727	4,009	4,009
Service cost	2	48	1	687 (1)	48	786	154	173
Net interest on the defined benefit liability	8	16	1	(3)	1	23	29	37
Actuarial losses/(gains) arising from changes of assumptions	(16)	(17)	(1)	-	-	(34)	67	190
o/w arising from change in discount rate	(17)	(17)	(1)	(3)	-	(38)	37	115
Actuarial losses/(gains) arising from experience	11	(20)	-	86	1	78	212	292
Benefits paid	(19)	(26)	(3)	(630)	(68)	(746)	(738)	(640)
Translation adjustment and other	(2)	6	0	-	(1)	3	(6)	(52)
Total benefit obligations in the closing balance (a)	502	833	68	1,784	650	3,837	3,727	4,009
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	502	5	-	-	-	507	523	559
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	828	68	1,784	650	3,330	3,204	3,450
Weighted average duration of the plans (in years)	14	13	16	2	6	6	6	6

(1) Including 669 million of euros relating to 2018 TPS agreement.
	Post-employment benefits			Long-term benefits		2018	2017	2016
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	409	(0)	-	-	-	409	395	380
Net interest on the defined benefit liability	7	(0)	-	-	-	7	7	9
(Gains)/Losses arising from experience	2	(0)	-	-	-	2	20	28
Employer contributions	16	-	-	-	-	16	18	37
Benefits paid by the fund	(17)	-	-	-	-	(17)	(22)	(24)
Translation adjustment and other	(3)	-	-	-	-	(3)	(9)	(35)
Fair value of plan assets in the closing balance (b)	414	(0)	-	-	-	414	409	395

Funded annuity-based plans represent 13 % of Group social commitments.

The funded annuity-based plans are primarily located in the United Kingdom (61%) and France (38%) and their assets are broken down as follows:

Debt securities	Equities	Money market assets	Other

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to asset ceiling adjustment for the periods presented.

	Post-employment benefits			Long-term benefits		2018	2017	2016
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	109	826	70	1,644	669	3,318	3,614	3,629
Net expense for the period	3	64	2	770	50	889	452	576
Employer contributions	(16)	-	-	-	-	(16)	(18)	(37)
Benefits directly paid by the employer	(2)	(26)	(3)	(630)	(68)	(729)	(716)	(616)
Actuarial (gains)/losses generated during the year	(7)	(37)	(1)	-	-	(45)	(16)	80
Translation adjustment and other	1	6	-	-	(1)	6	2	(18)
Employee benefits in the closing balance - Net unfunded status (a) - (b)	88	833	68	1,784	650	3,423	3,318	3,614
o/w non-current	67	793	65	1,226	571	2,722	2,600	2,933
o/w current	21	40	3	558	79	701	718	681

The following table discloses the net expense:

	Post-employment benefits			Long-term benefits		2018	2017	2016
(in millions of euros)	Annuity-based plans	Capital-based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(2)	(48)	(1)	(687)	(48)	(786)	(154)	(173)
Net interest on the net defined benefit liability	(1)	(16)	(1)	3	(1)	(16)	(21)	(28)
Actuarial gains/(losses)	-	-	-	(86)	(1)	(87)	(277)	(375)
Total	(3)	(64)	(2)	(770)	(50)	(889)	(452)	(576)
o/w expenses in operating income	(2)	(48)	(1)	(773)	(49)	(873)	(431)	(548)
o/w expenses in finance costs	(1)	(16)	(1)	3	(1)	(16)	(21)	(28)

Accounting policies

Post-employment benefits are granted through:

•  defined contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered ;

•  defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

   their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, rate of inflation, etc.) defined at the level of each entity concerned;

   the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as reference for the Eurozone;

   actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income;

   the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (primarily shares and bonds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plan (TPS) agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when modifications take place.

6.3       Share-based payment

Orange Vision 2020 free share award plan

2017-2019 free share award (FSA) plan

On October 25, 2017, the Board of Directors’ Meeting approved the implementation of a free share award plan reserved for employees involving 9.2 million free shares units, of which a maximum estimated at 9.1 million would be issued in the form of shares. This plan has been granted to approximately 144,000 employees working in 87 countries. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount based on the exchange-traded price of Orange stock on March 31, 2020.

Vesting will occur at December 31, 2019 and the awarding of shares on March 31, 2020, the shares being subject to:

•  a condition of employment from September 1, 2017 to December 31, 2019; and

•  internal performance conditions, namely adjusted EBITDA including banking activities (50%) and the organic cash-flow excluding banking activities (50%). Organic cash flow as defined in the plan means the cash generated by sales transactions once all costs and investments (excluding disbursements due to the acquisitions of licenses or spectrum) necessary for the business are paid.

Each of these indicators will be compared to the budget approved by the Board of Directors for each of the three years. If the performance conditions are not met, each employee meeting the attendance condition will nonetheless be awarded half of the shares initially planned.

Performance is assessed for the years 2017, 2018 and 2019 and in relation to the budget for each of these three years, as approved in advance by the Board of Directors’ Meeting. As such, the satisfaction of each of the performance conditions is recorded year on year and entitlement to final allocation is a percentage based on the sum of performances assessed over the course of the vesting period. The definitive number of shares allocated will be announced on March 31, 2020, following the confirmation by the Board of Directors of the achievement or non-achievement of the performance conditions of the last year.

Long Term Incentive Plan (LTIP) 2017 - 2019

In addition to the free share award plan, the Board of Directors’ Meeting on July 26, 2017 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.6 million free shares units. This plan was granted to approximately 1,200 employees. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount based on the exchange-traded price of Orange stock on March 31, 2020.

Vesting will occur at December 31, 2019 and the awarding of shares on March 31, 2020, the shares being subject to:

•  a condition of attendance from January 1, 2017 for Directors and Officers and members of the Executive Committee, and from July 15 for senior management, until December 31, 2019;

•  performance conditions, internal and external respectively, namely the organic cash flow (50%) as defined in the plan, assessed annually in comparison with the budget, and the total shareholder return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2017 and December 31, 2019, the evolution of Orange's TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

Valuation assumptions:

	Free share award plan	Long Term Incentive Plan
Measurement date	October 26, 2017	July 26, 2017
Vesting date	December 31, 2019	December 31, 2019
Price of underlying instrument at measurement date	13.74 euros	14.33 euros
Price of underlying instrument at closing date	14.16 euros	14.16 euros
Expected dividends (% of the share price)	4.5%	4.5%
Risk free yield	-0.45%	-0.32%
Fair value per share of benefit granted to employees	12.45 euros	9.55 euros
o/w fair value of internal performance condition	12.45 euros	12.81 euros
o/w fair value of external performance condition	-	6.29 euros

Accounting effect

For the portion of the free share award plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plans issued in cash, as at December 31, 2018, fair value has been determined based on the market price of Orange shares on the closing date.

In 2017, the performance criteria based on adjusted EBITDA and organic cash flow were attained, and a charge of 14 million euros (including social security contributions) was recorded for the period concerned (based on the dates of the Board of Directors’ Meetings that approved the plans), with corresponding entries in equity of 11 million euros and in social debt of 3 million euros.

In 2018, not all criteria were met, a charge of 57 million euros (including social security contributions) was recorded, with corresponding entries in equity of 42 million euros and social debt of 15 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2020.

Long Term Incentive Plan (LTIP) 2018 - 2020

The Board of Directors’ Meeting on July 25, 2018 approved the implementation of a free share award plan (Long Term Incentive Plan or LTIP) reserved for the Executive Committee, Corporate Officers, executives and leaders involving 1.7 million free shares units. This plan was granted to approximately 1,200 employees. In countries where regulatory, tax or social conditions do not allow the free awarding of shares, beneficiaries of the plan will receive a cash amount based on the exchange-traded price of Orange stock on March 31, 2021.

Vesting will occur at December 31, 2020 and the awarding of shares on March 31, 2021, the shares being subject to:

•  a continued attendance from January 1, 2018 until December 31, 2020;

•  performance conditions, internal and external respectively, namely the organic cash flow (50%) as defined in the plan, assessed annually in comparison with the budget, and the total shareholder return (TSR) (50%). TSR performance is assessed by comparing, between January 1, 2018 and December 31, 2020, the evolution of Orange's TSR based on its total shareholder return performance over the three fiscal years, and the evolution of its TSR based on the average values of the "Stoxx Europe 600 Telecommunications" index or any other similar index that may replace it during the lifetime of the Plan.

Valuation assumptions:

Long Term Incentive Plan
Measurement date	July 25, 2018
Vesting date	December 31, 2020
Price of underlying instrument at measurement date	13.98 euros
Price of underlying instrument at closing date	14.16 euros
Expected dividends (% of the share price)	5.0%
Risk free yield	-0.33%
Fair value per share of benefit granted to employees	11.23 euros
o/w fair value of internal performance condition	11.94 euros
o/w fair value of external performance condition	10.51 euros

For the portion of the plan issued in the form of shares, fair value has been determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted until December 31, 2019. For the portion of the LTIP plan issued in the form of shares, fair value also takes into account the likelihood of achievement of the market performance conditions, determined using the Monte Carlo method. For the portion of the plan issued in cash, as at December 31, 2018, fair value has been determined based on the market price of Orange shares on the closing date.

Accounting effect

In 2018, not all the criteria were met; and a charge of 3 million euros (including social security contributions) was recorded for the period concerned (based on the dates of the Board of Directors’ Meetings that approved the plans), with corresponding entries in equity of 2 million euros and in social debt of 1 million euros.

The social security contributions for the French entities will be due upon delivery of the shares in 2021.

Other plans

All stock option plans granted by the various Group entities reached maturity in 2017. No options had been exercised in 2017 or 2016.

Accounting policies

Employee share-based compensation: the fair value of stock options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with as counterparty:

•  employee benefit liabilities for cash-settled plans, re-measured against profit or loss at each year-end; and

•  equity for equity-settled plans.

6.4       Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Short-term benefits excluding employer social security contributions (1)	(14.7)	(12.9)	(10.7)
Short-term benefits: employer's social security contributions	(4.6)	(4.1)	(3.4)
Post-employment benefits (2)	(0.4)	(1.2)	(1.2)
Share-based compensation (3)	(1.2)	(0.4)	(0.0)

(1) Includes all compensation : gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing, cash settled Long Term Incentive Plan (LTIP).

(2) Service cost.
(3) Includes employee shareholding plans and shares settled Long Term Incentive Plan (LTIP).

The total amount of retirement benefits (contractual retirement bonuses and defined-benefit supplementary pension plan) provided as at December 31, 2018, in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 5.7 million euros (19.6 million euros in 2017 and 19.7 million euros in 2016).

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). Stéphane Richard, Chairman and Chief Executive Officer, has no employment contract, and the employment contracts of Deputy CEOs were suspended on the date of their appointment as corporate officers. These employment contracts may be reinstated at the end of their terms of office, with recovery of rights.

Orange has not acquired any other goods or services from persons who are or were at any time during the year or at the end of the year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

NOTE 7        Impairment losses and goodwill

7.1       Impairment losses

(in millions of euros)	2018	2017	2016
Jordan	(56)	-	-
Luxembourg	-	(19)	-
Democratic Republic of the Congo	-	(1)	(95)
Poland	-	-	(494)
Cameroon	-	-	(90)
Egypt	-	-	(80)
Romania	-	-	(55)
Total of impairment of goodwill	(56)	(20)	(814)

The impairment tests on Cash Generating Units (CGUs) may result in impairment losses on goodwill and on the fixed assets (see Note 8.2).

Besides the effects of implementing IFRS 15 (see Note 2.3), recorded in reserves at January 1, 2016 in the amount of (139) million euros and the impairment losses recorded in profit and loss are the following:

At December 31, 2018

In Jordan, the 56 million euro impairment of goodwill mostly reflects the effects of an uncertain political and economic climate and heavy competitive pressure on the fixed and mobile data markets. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2018 (0.7 billion euros).

In Niger, the telecommunications market continued to fall in terms of value in a still-difficult business context. Because of its economic and financial position, the Company remained prudent and recognized an impairment of property assets in the amount of (43) million euros which should cover Orange's exposure as closely as we can estimate that now.

At December 31, 2017

In Niger, the impairment of fixed assets in the amount of 52 million euros reflected an uncertain political and economic climate and the effects resulting from strong tax and regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In Luxembourg, the goodwill impairment in the amount of 19 million euros primarily reflected strong competitive pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

In the Democratic Republic of the Congo, the impairment in the amount of 120 million euros (of which 1 million euros for goodwill and 119 million euros for fixed assets (see Note 8.2)), reflected an ongoing uncertain political and economic climate, a proven decrease in purchasing power with its effects on the consumption of telecommunications products and services and a continuous regulatory pressure. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2017 (0.1 billion euros).

At December 31, 2016

In the Democratic Republic of the Congo, the impairment in the amount of 109 million euros (of which 95 million euros for goodwill and 14 million euros for fixed assets (see Note 8.2)), reflected an uncertain political and economic climate, a decrease in purchasing power and its effects on the consumption of telecommunications products and services and added regulatory pressure (relating in particular to the implementation of customer identification). The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.2 billion euros).

In Poland, the goodwill impairment of 494 million euros primarily reflected a decrease in competitiveness on the ADSL market, a downward adjustment of the revenues estimates for the mobile market and an increase in the post-tax discount rate due to a decline in the country’s sovereign rating by the rating agencies. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (3.8 billion euros).

In Cameroon, the goodwill impairment in the amount of 90 million euros reflected the fall in voice revenues associated with the growth in messaging and voice over IP services of Over-The-Top (OTT) providers and with an increasingly competitive mobile market. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.3 billion euros).

In Egypt, the impairment in the amount of 232 million euros (of which 80 million euros for goodwill and 152 million euros after conversion for fixed assets (see Note 8.2)), reflected the impact of the financing terms of the 4G license granted in 2016, the strong devaluation of the Egyptian Pound and an increasingly uncertain political and economic climate. The net carrying value of assets tested was brought down to the value in use of long-term assets and working capital at 100% at December 31, 2016 (0.8 billion euros).

In Romania, following the application of IFRS 15 as of January 1, 2016 (see Note 2.3.2), the Group remeasured the net carrying amount of the CGU and recognized a goodwill impairment of (55) million euros.

7.2       Goodwill

	December 31, 2018			December 31, 2017	December 31, 2016
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	14,377	(13)	14,364	14,364	14,364
Spain	6,954	(114)	6,840	6,818	6,818
Europe	6,569	(3,989)	2,580	2,589	2,576
Poland	2,799	(2,688)	111	116	110
Belgium	1,011	(713)	298	298	293
Romania	1,806	(570)	1,236	1,236	1,236
Slovakia	806	-	806	806	806
Moldova	79	-	79	83	63
Luxembourg	68	(18)	50	50	68
Africa & Middle-East	2,551	(1,009)	1,542	1,629	1,709
Egypt	542	(542)	-	-	-
Burkina Faso	428	-	428	448	439
Côte d'Ivoire	417	(42)	375	375	375
Jordan	274	(111)	163	210	239
Morocco	251	-	251	246	258
Sierra Leone	152	-	152	181	220
Democratic Republic of the Congo	195	(195)	-	-	-
Cameroon	134	(90)	44	44	44
Other	158	(29)	129	125	134
Enterprise	2,480	(650)	1,830	1,493	1,497
International Carriers & Shared Services	18	-	18	18	15
Goodwill	32,949	(5,775)	27,174	26,911	26,979
(in millions of euros)	Note	2018	2017	2016
Gross Value in the opening balance		32,687	32,689	32,606
Acquisitions	3	353	38	904
Disposals		(12)	-	(6)
Translation adjustment		(39)	(40)	(815)
Reclassifications and other items	3	(40)	-	(0)
Reclassification to assets held for sale		-	-	-
Gross Value in the closing balance		32,949	32,687	32,689
Accumulated impairment losses in the opening balance		(5,776)	(5,710)	(5,535)
Impairment	7.1	(56)	(20)	(814)
Disposals		12	-	-
Translation adjustment		45	(46)	778
Reclassifications and other items		-	-	(139)
Reclassification to assets held for sale		-	-	-
Accumulated impairment losses in the closing balance		(5,775)	(5,776)	(5,710)
Net book value of goodwill		27,174	26,911	26,979

7.3       Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting policies, reflect past experience and expected trends: unforeseen changes have in the past affected, and could continue to significantly affect, these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and results in impairment losses on goodwill and fixed assets.

•  Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2018:

   the discount rates, which may incorporate a specific premium reflecting increased risk in executing certain business plans or in country risks, were raised, primarily in the Middle East and Africa, though they were reduced in certain other regions. The continued reduction in the market risk premium contributed to this decline;

   growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2018, the economic situation is not expected to lead to any change in the long-term outlook of the industry of services offered by the Group.

•  As at December 31, 2018, the specific random factors were as follows:

   in Europe:

-      changes in the political situations of various countries in the European Union following the Brexit vote in the United Kingdom have been a factor in market volatility and economic activity, likely to have an effect on the future of European businesses: interest rates in particular, and consequently discount rates, could be affected by market reactions and by European Central Bank policy. Customer demand for telecommunication products and services may also find itself affected by state and European policies for the recovery of fiscal balances;

-      the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration;

-      the Group’s ability to adjust costs and capital expenditures to potential changes in revenues.

   In the Middle East and Maghreb (Jordan, Egypt, Iraq, Tunisia) and some of the African countries (Mali, Niger, Democratic Republic of the Congo, Central African Republic, Sierra Leone, Burkina Faso and Liberia):

-      changes in political situation and security with their resulting negative economic impacts on the overall business climate;

-      the contribution of the telecommunications industries to the financing of national governments.

The parameters used for the determination of recoverable amount of the main consolidated operations are set forth below:

December 31, 2018	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise

Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.0%(1)	7.0%	8.0%	6.8%	8.3%	13.8%	7.5%
Pre-tax discount rate	7.8%	8.8%	9.5%	8.6%	9.3%	16.1%	10.2%

December 31, 2017
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	5.5%(2)	8.6%	8.3%	6.8%	8.8%	17.0% - 13.50%	7.5%
Pre-tax discount rate	7.4%	10.8%	9.7%	9.0%	9.9%	19.5% - 16.0%	10.7%

December 31, 2016
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.3%	7.8%	9.3%	6.8%	9.3%	16.5% - 13.0%	7.8%
Pre-tax discount rate	9.1%	9.7%	10.3%	9.6%	10.5%	18.3% - 14.8%	12.1%

(1) The after-tax discount rate for France includes a corporate tax reduction of 25.82% by 2020.

(2) The after-tax discount rate for France includes a corporate tax reduction of 28.92% by 2020 but it does not include the corporate tax reduction of 25.82% by 2022 voted in the 2018 Finance law at the end of December 2017.

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)) and Business & Decision (Euronext). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

7.4       Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant part of the recoverable amount, of which a change of plus or minus 10% is presented in the sensitivity analysis.

France

(in billions of euros)

Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year

1% decrease in the perpetuity growth rate

1% increase in post-tax discount rate

Spain                                                                             Poland

Belgium                                                                       Romania

Egypt                                                                           Enterprise

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), net of acquisitions of property, plant and equipment and intangible assets.

The level of sensitivity presented allows readers of the financial statements to estimate the impact in their own assessment. Variations higher than the levels presented have been observed in the past on cash flow, perpetuity growth rates and discount rates.

The other entities not listed above, with the exception of the Orange brand presented in Note 8.2, each account for a less than 3% share of the aggregated recoverable amount of the consolidated entities.

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

•  either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests); or

•  on a 100% basis, leading to the recognition of goodwill relating to the non-controlling.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU) (or group of CGUs). These generally correspond to operating segments or to each country in Africa and the Middle East. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange uses mostly the value in use.

Value in use is the present value of the future expected cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading and investment activity drawn up by the Group’s management, as follows:

•  cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation); In the case of recent acquisitions, longer term business plans may be used;

•  post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•  post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

•  key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

•  key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed employee departure plans;

•  key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

Tested net carrying values include goodwill, land, and assets with finite useful life (property, plant and equipment, intangible assets and net working capital requirements including intragroup balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.2.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

NOTE 8        Fixed assets

8.1       Depreciation and amortization

(in millions of euros)

Depreciation and amortization of property, plant and equipment

Depreciation and amortization of intangible assets

The increase in depreciation and amortization by 201 million euros in 2018 and by 118 million euros in 2017 is mainly due to the effect of the increase in investments on very high-speed broadband networks (4G and optical fiber) in France, Spain and Poland.

Depreciation and amortization of intangible assets

(in millions of euros)

Software	Telecommunications licenses	Customer bases	Brands	Other intangible assets

Depreciation and amortization of property, plan and equipment

(in millions of euros)

Networks and terminals	IT equipment	Land and buildings	Other property, plant and equipment

Accounting policies

Assets are depreciated to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 8 years on average
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.2       Impairment of fixed assets

(in millions of euros)	2018	2017	2016
Niger	(43)	(52)	(26)
Democratic Republic of the Congo	-	(119)	(14)
Egypt	(4)	2	(152)
Other	(2)	(21)	(15)
Total of impairment of fixed assets	(49)	(190)	(207)

The impairment of fixed assets resulting from the impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated operations (see Note 7.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.2%	1.1%	1.3%
Post-tax discount rate	7.4%	7.6%	7.8%
Pre-tax discount rate	8.8%	8.9%	9.2%
(in billions of euros)

Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year

1% decrease in the perpetuity growth rate

1% increase in post-tax discount rate

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by Cash-Generating Units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in the business plan) discounted in perpetuity, less the costs attributable to the brand’s owner.

8.3       Other intangible assets

	December 31, 2018				December 31, 2017	December 31, 2016
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	10,783	(4,702)	(164)	5,917	6,233	6,440
Software	12,283	(8,204)	(33)	4,046	3,946	3,781
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,100	(102)	(909)	89	88	102
Customer bases	5,004	(4,543)	(12)	449	555	703
Other intangible assets	1,933	(1,303)	(191)	439	384	443
Total	34,236	(18,854)	(1,309)	14,073	14,339	14,602

(in millions of euros)	2018	2017	2016
Net book value of other intangible assets - in the opening balance	14,339	14,602	14,327
Acquisitions of other intangible assets	1,895	1,893	3,007
o/w telecommunications licenses (1)	200	318	1,521
Impact of changes in the scope of consolidation	69	(13)	144
Disposals	(0)	(7)	(3)
Depreciation and amortization	(2,256)	(2,138)	(2,195)
Impairment losses (2)	(10)	(55)	(183)
Translation adjustment	7	(74)	(363)
Reclassifications and other items	29	131	(132)
Reclassifications to assets held for sale	-	-	-
Net book value of other intangible assets - in the closing balance	14,073	14,339	14,602

(1) Relates in 2018 to the acquisition of the 5G license for 142 million euros in Spain. In 2017, related to the acquisition of licenses for 152 million euros in Mali. In 2016, related to the acquisitions of licenses for 719 million euros in Poland, for 377 million euros in Egypt, for 146 million euros in Côte d'Ivoire and for 142 million euros in Jordan.

(2) Includes impairment detailed in Note 7.1.

Information on telecommunications licenses at December 31, 2018

Orange’s principal commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (4 licenses) (2)	2,182	1,816	12.8 to 17.9
UMTS (2 licenses)	914	260	2.7 and 11.4
GSM	266	36	2.5
France	3,362	2,112
5G	142	141	19.8
LTE (3 licenses)	541	405	11.0 to 12.4
UMTS	639	9	1.3
GSM (2 licenses)	336	200	4.7 and 12.0
Spain	1,658	755
LTE (3 licenses)	789	630	9.0 and 12.1
UMTS (2 licenses)	387	95	2.0 and 4.0
GSM (2 licenses)	139	59	8.6 and 10.5
Poland	1,315	784
LTE	387	352	13.0
UMTS	134	52	13.0
GSM (2 licenses)	376	43	13.0
Egypt	897	447
LTE	41	33	16.2
UMTS	28	13	13.5
GSM	739	200	12.3
Morocco	808	246
LTE	184	126	10.3
UMTS	61	27	10.3
GSM	292	149	10.3
Romania	537	302
LTE	88	67	11.4
UMTS (3 licenses)	141	97	6.2 to 14.3
GSM	189	115	10.0
Jordan	418	279
LTE (2 licenses)	140	106	8.4 and 14.9
UMTS	149	21	2.3
GSM	76	31	2.2
Belgium	365	158
Other	1,423	834
	10,783	5,917

(1) In number of years, at December 31, 2018.
(2) Comprises the 700 MHz license of which the spectrum is technologically neutral.

Internal costs capitalized as intangible assets

(in millions of euros)	2018	2017	2016
Labor expenses	382	373	392
Total	382	373	392

Accounting policies

Intangible assets consist mainly of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fiber or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain concession arrangements give right to charge users of the public service (see Note 4.1).

8.4       Property, plant and equipment

	December 31, 2018				December 31, 2017	December 31, 2016
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and terminals	86,448	(62,162)	(324)	23,962	22,880	21,984
Land and buildings	7,841	(5,116)	(246)	2,479	2,535	2,661
IT equipment	3,943	(3,112)	(14)	817	802	784
Other property, plant and equipment	1,667	(1,221)	(11)	435	448	483
Total	99,899	(71,611)	(595)	27,693	26,665	25,912

(in millions of euros)	2018	2017	2016
Net book value of property, plant and equipment - in the opening balance	26,665	25,912	25,123
Acquisitions of property, plant and equipment	5,883	5,677	5,576
o/w finance leases	136	43	91
Changes in the scope of consolidation (1)	63	0	242
Disposals and retirements	(44)	(35)	(25)
Depreciation and amortization	(4,791)	(4,708)	(4,533)
Impairment losses (2)	(39)	(135)	(48)
Translation adjustment	(27)	(44)	(607)
Reclassifications and other items	(17)	(2)	184
Reclassifications to assets held for sale	-	-	-
Net book value of property, plant and equipment - in the closing balance	27,693	26,665	25,912

(1) Mainly related in 2018 to the acquisition of Basefarm entities. In 2016, mainly related to the acquisitions of entities in Africa (Liberia, Congo (DRC), Burkina Faso and Sierra Leone).
(2) Includes impairment detailed in Note 7.1.

Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation for the Group. As a consequence, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represent interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments in Note 14.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties via a lease, is considered as sold.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the infrastructure and equipment of the access networks recognized as fixed assets are equivalent to the proportionate share of the Group in the assets installed by the Group or Deutsche Telekom, each in their geographical zone.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable mobile operators, including Orange, to share sites, passive infrastructure and related services (by managing the mobile operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify these transactions as a service. The long-term commitments resulting from these arrangements are presented as unrecognized contractual commitments (see Note 14).

Property, plant and equipment held under finance leases

	December 31, 2018	December 31, 2017	December 31, 2016
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	423	454	484
Networks and terminals	115	53	47
IT Equipment and other	36	21	21
Total	574	528	552

Internal costs capitalized as property, plant and equipment

(in millions of euros)	2018	2017	2016
Labor expenses	460	466	417
Total	460	466	417

8.5       Fixed assets payables

(in millions of euros)	2018	2017	2016
Fixed assets payables - in the opening balance	3,656	3,707	3,732
Business related variations	(230)	55	(20)
Changes in the scope of consolidation	0	0	17
Translation adjustment	8	(32)	(90)
Reclassifications and other items	13	(74)	68
Reclassification to assets held for sale	-	-	-
Fixed assets payables - in the closing balance	3,447	3,656	3,707
o/w non-current fixed assets payables	612	610	907
o/w current fixed assets payables	2,835	3,046	2,800

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in the case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rates, they are measured at nominal value if the interest component is immaterial. For interest bearing payables, the measurement is at amortized cost.

Trade payables also include those that the supplier may have sold with or without notifying financial institutions in a direct or reverse factoring arrangement (see Note 5.6).

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 14), net of any prepayment, which are recognized as prepayment on fixed assets.

8.6       Dismantling provision

The asset dismantling obligations mainly relate to restoration of mobile telephony antenna sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booths.

(in millions of euros)	2018	2017	2016
Dismantling provision - in the opening balance	789	737	733
Provision reversal with impact on income statement	-	(0)	-
Discounting with impact on income statement	13	11	10
Utilizations without impact on income statement	(15)	(20)	(23)
Changes in provision with impact on assets (1)	(19)	57	19
Changes in the scope of consolidation	-	-	-
Translation adjustment	(3)	4	(2)
Reclassifications and other items	11	-	-
Reclassification to assets held for sale	-	-	-
Dismantling provision - in the closing balance	776	789	737
o/w non-current provision	765	774	716
o/w current provision	11	15	21

(1) Including in 2018 extinctions of obligations for (66) million euros.

Accounting policies

The Group is required to dismantle technical equipment and restore technical sites.

When the obligation arises, a dismantlement asset is recognized in compensation for the dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. This estimate is revised annually and adjusted where appropriate against the asset to which it relates. The provision is present-discounted at a rate set by geographical area and equal to the average rate of risk-free investments in 15-year State bonds.

In case of extinguishment of the obligation, the provision is reversed in compensation for the net carrying value of the dismantlement asset and of the net carrying value of the underlying assets if the dismantling asset is less than the reversal of the provision.

NOTE 9        Taxes

9.1       Operating taxes and levies

9.1.1        Operating taxes and levies recognized in the income statement

(in millions of euros)	2018	2017	2016
Territorial Economic Contribution, IFER and similar taxes	(820)	(817)	(729)
Spectrum fees	(309)	(304)	(294)
Levies on telecommunication services	(286)	(296)	(319)
Other operating taxes and levies	(425)	(429)	(466)
Total	(1,840)	(1,846)	(1,808)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Local Authorities.

The breakdown of operating taxes and levies per geographical area is the following:

(in millions of euros)

                            2018                                                            2017                                                              2016

France	Africa and Middle-East	Spain	Other subsidiaries

9.1.2        Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Value added tax	953	958	874
Other operating taxes and levies	74	87	44
Operating taxes and levies - receivables	1,027	1,045	918
Value added tax	(647)	(616)	(560)
Territorial Economic Contribution, IFER and similar taxes	(94)	(100)	(115)
Spectrum fees	(29)	(40)	(44)
Levies on telecommunication services	(113)	(97)	(100)
Other operating taxes and levies	(439)	(409)	(422)
Operating taxes and levies - payables	(1,322)	(1,262)	(1,241)
Operating taxes and levies - net	(295)	(217)	(323)

Developments in tax disputes and audits

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In 2017, Orange Espagne received a notification of a tax adjustment of approximately 55 million euros relating to the Business Activity Tax (BAT) for fiscal years 2013 to 2015. The disagreement concerns the characterization of antennas whose number is taken into account in the calculation basis of the tax amount. Orange Espagne contests the adjustment and considers having strong arguments to justify its assessment. Consequently, this disagreement is treated as a contingent liability. There are no new developments in 2018 that would lead to a modification of the Group’s accounting position.

In addition, Orange Espagne is involved in various tax disputes related to local taxes on mobile services. In May 2016, the Supreme Court of Spain amended its previous ruling and considered admissible some terms and conditions of taxation over mobile telecom operators using the infrastructures located on the local public domain. Since then, some municipalities sent out tax bills in accordance with the ruling of the Supreme Court. In 2018 Orange has re-evaluated the risk in light of the course of the proceedings.

As a reminder, on December 22, 2016, the main Belgian telecom operators and the Walloon government signed an agreement to settle the dispute on the pylon tax which had begun several years before. The agreement stated that the Walloon government would no longer levy any taxes on telecom infrastructures and would also implement a legislative, regulatory and administrative framework designed to facilitate the deployment of those infrastructures. All parties agreed to settle the dispute, which originally began in 2014. The main operators agreed to pay the Walloon government a combined settlement fee of 45 million euros (of which 16 million euros to be paid by Orange Belgium) and also agreed to invest a combined amount of 60 million euros over the following three years on top of their Walloon region investment plans (of which 20 million euros from Orange Belgium).

Changes in operating taxes and levies

(in millions of euros)	2018	2017	2016
Net operating taxes and levies (payables) in the opening balance	(217)	(323)	(425)
Operating taxes and levies recognized in profit or loss	(1,840)	(1,846)	(1,808)
Operating taxes and levies paid	1,777	1,934	1,897
Changes in the scope of consolidation	(13)	-	(68)
Translation adjustment	(3)	21	78
Reclassifications and other items	1	(3)	3
Reclassifications to assets held for sale	-	-	-
Net operating taxes and levies (payables) in the closing balance	(295)	(217)	(323)

Accounting policies

VAT (Value Added Tax) receivables and payables correspond to the VAT collected or deductible from the various states. Collections and repayments to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

9.2       Income tax

9.2.1        Income tax

(in millions of euros)	2018	2017	2016
Orange SA tax group	(702)	(564)	(434)
• Current tax	(595)	(391)	(318)
• Deferred tax	(107)	(173)	(116)
Spanish tax group	(164)	(55)	(304)
• Current tax	(65)	(46)	(23)
• Deferred tax	(99)	(9)	(281)
Africa & Middle-East	(255)	(256)	(173)
• Current tax	(258)	(255)	(241)
• Deferred tax	3	(1)	68
United Kingdom	(66)	(57)	(20)
• Current tax	(66)	(57)	(44)
• Deferred tax	(0)	0	24
Other subsidiaries	(122)	(120)	(20)
• Current tax	(128)	(110)	(118)
• Deferred tax	6	(10)	98
Total Income tax	(1,309)	(1,052)	(951)
• Current tax	(1,112)	(859)	(744)
• Deferred tax	(197)	(193)	(207)

The breakdown of current tax by geographical area or by tax group is the following:

(in millions of euros)

                  2018                                                        2017                                                         2016

Orange SA tax group	Africa & Middle-East	United Kingdom	Spanish tax group	Other subsidiaries

Orange SA tax group

The corporate tax rate applicable for the 2018 fiscal year is 34.43%.

In 2017, the corporate tax rate was 44.43%, following the establishment of an exceptional surtax applicable only to this fiscal year, which led to an additional tax expense of (78) million euros.

In 2016, the corporate tax rate was 34.43%.

Current tax expense

In 2018, the current tax expense reflects the requirement to pay income tax calculated on the basis of 100% of taxable income due to the depletion of tax loss carry forwards on this year.

In 2017 and 2016, the current tax expense reflected the requirement to pay a minimum level of income tax calculated on the basis of 50% of taxable income due to the restriction on the utilization of available tax loss carry forwards.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal.

Until 2017, the deferred tax expense mainly arose from the use of tax loss carry forwards.

The 2018 French Finance Act, that passed in late December 2017, reinforced the gradual reduction in the corporate tax rate with an expected tax rate of 25.82% as of 2022 for the tax group.

In 2017, this gradual rate reduction resulted in a (75) million euros decrease in net deferred tax assets recorded on the balance sheet for entities of the Orange SA tax group (of which (44) million euros recorded in income statement and (31) million euros in other comprehensive income).

Developments in tax disputes and audits in France

Tax audits

Orange SA underwent tax audits of fiscal years 2010 to 2014, for which the outcome had no material impact on the Group’s financial statements.

Orange SA is currently undergoing tax audits of fiscal years 2015 to 2016.

Dispute over the 3% tax on dividends

The Constitutional Court, in its decision of October 6, 2017, recognized as unconstitutional the 3% tax on dividends, confirming the CJEU decision rendered on May 17, 2017. In December 2017, all claims made by Orange SA had been reimbursed by the French tax authority, resulting in a tax income of 304 million euros for the year (of which 270 million euros in principal and 34 million euros in late interests).

Dispute over share of expenses and charges

Orange had filed appeals as to the assigned share of expenses and charges of 5% on dividends received from at least 95%-owned EU companies for fiscal years 2008 to 2014.

In 2016, the favorable rulings from the Court of Montreuil relating to fiscal years 2008 to 2014 led to the recognition of a tax income of 190 million euros.

All of the proceedings related to this dispute have been closed.

Disputes in progress concerning fiscal years 2000-2006

In the context of the absorption of Cogecom by Orange SA and pursuant to an adverse ruling by the Court of Montreuil on July 4, 2013 which triggered the payment of the amounts claimed by the Tax authority, Orange SA had to pay in 2013 the remaining balance on principal and late payment interest claimed for a total amount of 2.1 billion euros.

Over the last few years, the main developments in terms of legal proceedings brought before the Versailles Administrative Court of Appeal were the following:

•  concerning fiscal year 2000-2004:

   in a ruling given on July 24, 2018, the Administrative Court of Appeal of Versailles upheld the request from Orange. As the Tax administration did not appeal in cassation, this litigation is now closed. The accounting consequences have been taken into account in the consolidated financial statements.

•  concerning fiscal years 2005-2006:

   in a ruling of February 18, 2016, the Administrative Court of Appeal of Versailles upheld the judgment of July 4, 2013, despite the contrary conclusions of the appointed Rapporteur. The Group then appealed to the Conseil d’État on April 18, 2016 to rule on the substance of the case, in a ruling dated December 5, 2016, the Conseil d’État annulled the February 18, 2016 ruling by the Administrative Court of Appeal of Versailles and remanded the dispute to the same Court, on the grounds argued by the Group, i.e., the principle of intangibility of the opening balance sheet of the earliest fiscal year still subject to audit.

   in a ruling dated July 24, 2018, the Administrative Court of Appeal of Versailles made an adverse decision against Orange, despite the contrary conclusions of the appointed Rapporteur. The Group appealed in cassation to the Conseil d’État which will render the final decision.

A favorable outcome to this dispute would result in a current tax income of 2.1 billion euros, before late interests. While awaiting the new decision from the Conseil d'Etat, this amount is treated as a contingent asset.

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% and the current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% restriction on the utilization of tax loss carry forwards.

Deferred tax expense

In 2018, a deferred tax charge of 86 million euros has been recorded in order to reflect the negative effect on the recoverable value of deferred tax assets of a strong competitive pressure.

A deferred tax charge of 269 million euros was recognized in 2016 to reflect the impact on the recoverable amount of deferred tax assets recognized through the continuation of the limitation of tax loss carry forwards utilization at 25% for financial years beginning in 2016, unlike the previously approved measures which had set the restriction of tax loss carry forwards utilization at 70% of taxable income from 2017.

Africa & Middle-East

The main contributors to the income tax charge are Mali, Senegal, Guinea and Côte d'Ivoire.

In Mali, the corporate tax rate is 30% and the current income tax charge stands at 56 million euros. In Senegal, the corporate tax rate is 30% and the current income tax charge stands at 54 million euros. In Guinea, the corporate tax rate is 35% and the current income tax charge stands at 38 million euros. In Côte d'Ivoire, the corporate tax rate is 30% and the current income tax charge stands at 36 million euros.

United Kingdom

Current tax expense

The current income tax charge primarily reflects the taxation of activities related to Orange’s brand activities. The corporate tax rate sets to 19% since April 1, 2017, and to 20% before.

Deferred tax expense

The 2016 Finance Act adopted on September 15, 2016, included a reduction in the tax rate to 17% starting April 1, 2020. In 2016, deferred tax income of 31 million euros was therefore recognized in order to adjust the deferred tax liability on the Orange brand.

Group tax proof

(in millions of euros)	Note	2018	2017	2016
Profit before tax of continuing operations		3,467	3,063	1,820
Statutory tax rate in France		34.43%	34.43%	34.43%
Theoretical income tax		(1,194)	(1,055)	(627)
Reconciling items :
Exceptional surtax (1)		-	(78)	-
Impairment of goodwill (2)	7.1	(19)	(7)	(280)
Impairment of BT shares	11.7	(30)	(156)	(256)
Share of profits (losses) of associates and joint ventures		1	2	(16)
Adjustment of prior-year taxes		23	37	23
Recognition / (derecognition) of deferred tax assets		(151)	(27)	(104)
Difference in tax rates (3)		189	92	105
Change in applicable tax rates (4)		(84)	(50)	43
Other reconciling items (5)		(44)	190	161
Effective income tax on continuing operations		(1,309)	(1,052)	(951)
Effective tax rate		37.75%	34.35%	52.28%

(1) Effect of the exceptional surtax of 30% put in place in France in 2017 which increased the corporate tax rate from 34.43% to 44.43%.

(2) Reconciliation item calculated based on the tax rate applicable to the parent company of the Group. The difference between the tax rate of the parent company and the local tax rate of subsidiaries is presented below in "Difference in tax rates".

(3) The Group is present in jurisdictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (tax rate of 19% in 2018 and 2017, 20% in 2016), Spain (tax rate of 25%) and Poland (tax rate of 19%).

(4) Takes into account the remeasurement of the deferred tax due to change of tax rate in tax legislation. It also takes into account the impact of the fact that some deferred tax are booked with a different tax rate than the on-going one.

(5) Notably includes the non-deductible interests in France, respectively an income tax expense of 78, 80 and 97 million euros in 2018, 2017 and 2016.

Includes the tax income of 304 million euros resulting from the dispute over the 3% tax on dividends in 2017.

Includes the tax income of 190 million euros resulting from the dispute over the 5% share of expenses and charges on dividends in 2016.

9.2.2        Income tax on other comprehensive income

	2018		2017		2016
(in millions of euros)	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits (1)	45	(6)	16	(23)	(80)	20
Assets available for sale	-	-	23	-	(4)	-
Assets at fair value	(30)	-	-	-	-	-
Cash flow hedges	(67)	18	49	(20)	(364)	123
Net investment hedges	-	-	-	-	65	(22)
Translation adjustment	(7)	-	(176)	26	(1,066)	-
Other comprehensive income of associates and joint ventures	-	-	(9)	-	43	-
Total presented in other comprehensive income	(59)	12	(97)	(17)	(1,406)	121
(1) In 2017, the deferred tax includes the remeasurement of the deferred tax in France.

9.2.3        Tax position in the statement of financial position

	December 31, 2018			December 31, 2017			December 31, 2016
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
Orange SA tax group
• Current tax	-	438	(438)	-	288	(288)	21	-	21
• Deferred tax (1)	977	-	977	1,059	-	1,059	1,290	-	1,290
Spanish tax group
• Current tax	-	4	(4)	53	-	53	56	-	56
• Deferred tax (2)	50	-	50	149	-	149	157	-	157
Africa & Middle-East
• Current tax	32	182	(150)	25	189	(164)	42	197	(155)
• Deferred tax	84	42	42	99	54	45	102	95	7
United Kingdom
• Current tax	-	34	(34)	-	22	(22)	-	22	(22)
• Deferred tax (3)	-	531	(531)	-	531	(531)	-	531	(531)
Other subsidiaries
• Current tax	87	97	(10)	54	97	(43)	51	119	(68)
• Deferred tax	255	58	197	279	70	209	298	80	218
Total
• Current tax	119	755	(636)	132	596	(464)	170	338	(168)
• Deferred tax	1,366	631	735	1,586	655	931	1,847	706	1,141

(1) Mainly include deferred tax assets on employee benefits.
(2) The recognized deferred tax assets are partially offset by the deferred tax liabilities on the goodwill which is tax deductible.
(3) Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2018	2017	2016
Net current tax assets / (liabilities) - in the opening balance	(464)	(168)	(271)
Cash tax payments (1)	928	583	906
Change in income statement (2)	(1,116)	(859)	(772)
Change in other comprehensive income	-	-	-
Change in retained earnings (3)	0	(11)	(38)
Changes in the scope of consolidation	19	(0)	-
Translation adjustment	(3)	5	6
Reclassification and other items	(0)	(14)	1
Reclassification to assets held for sale	-	-	-
Net current tax assets / (liabilities) - in the closing balance	(636)	(464)	(168)

(1) Included in 2017 the reimbursement of 304 million euros due to the dispute of the 3% tax on dividends.
(2) Of which (4) million euros in consolidated net income of discontinued operations in 2018 (0 million euros in 2017 and (28) million euros in 2016).
(3) Mainly correspond to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Change in net deferred tax

(in millions of euros)	2018	2017	2016
Net deferred tax assets - in the opening balance	931	1,141	1,213
Change in income statement (1)	(197)	(210)	(213)
Change in other comprehensive income	12	(17)	121
Change in retained earnings (2)	-	(8)	(38)
Change in the scope of consolidation	(10)	0	(18)
Translation adjustment	(7)	11	75
Reclassification and other items	6	14	1
Reclassification to assets held for sale	-	-	-
Net deferred tax assets - in the closing balance	735	931	1,141

(1) Of which 0 million euros in consolidated net income of discontinued operations in 2018 ((17) million euros in 2017 and (6) million euros in 2016).
(2) Mainly correspond to the tax effect relating to the remeasurement of the portion of subordinated notes denominated in foreign currency.

Deferred tax assets and liabilities by type

	December 31, 2018			December 31, 2017			December 31, 2016
(in millions of euros)	Assets	Liabilities	Income state-ment	Assets	Liabilities	Income state-ment	Assets	Liabilities	Income state-ment
Provisions for employee benefit obligations	833	-	(25)	842	-	(132)	995	-	(69)
Fixed assets	721	1,123	(26)	790	1,139	(38)	821	1,157	95
Tax losses carryforward	3,914	-	(105)	4,011	-	(456)	4,436	-	(231)
Other temporary differences	1,245	1,146	(42)	1,538	1,407	(34)	1,600	1,410	54
Deferred tax	6,713	2,269	(198)	7,181	2,546	(660)	7,852	2,567	(151)
Depreciation of deferred tax assets	(3,709)	-	1	(3,704)	-	450	(4,144)	-	(62)
Netting	(1,638)	(1,638)	-	(1,891)	(1,891)	-	(1,861)	(1,861)	-
Total	1,366	631	(197)	1,586	655	(210)	1,847	706	(213)

As at December 31, 2018, the tax loss carry forwards mainly relate to Spain and Belgium, all of the tax loss carry forwards in France were used over 2018.

As at December 31, 2018, the unrecognized deferred tax assets mainly relate to Spain for 2.0 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.7 billion euros, and mostly include tax losses that can be carried forward indefinitely. In Spain, tax loss carry forwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2023, unless affected by changes in tax rules and changes in business projections. The deferred tax assets recognized for Spain arise to 0.4 billion euros on December 31, 2018.

Most of the other tax loss carry forwards for which no deferred tax assets were recognized will expire beyond 2023.

Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•  the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•  it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carry forwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•  entities cannot assess the probability of the tax loss carry forwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

•  entities have not yet begun to use the tax loss carry forwards;

•  entities do not expect to use the losses within the timeframe allowed by tax regulations;

•  it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

NOTE 10     Interests in associates and joint ventures

The interests in associates and joint ventures included the activities of Orange as an operator in various African and Middle Eastern countries, including in particular Tunisia and Mauritius.

(in millions of euros)	2018	2017	2016
Interests in associates - in the opening balance	77	130	162
Dividends	(3)	-	-
Share of profits (losses)	3	6	20
Impairment	-	-	(66)
Change in components of other comprehensive income	-	(9)	(0)
Changes in the scope of consolidation	(1)	(3)	(2)
Translation adjustment	5	(2)	3
Reclassifications and other items	23	(45)	13
Reclassification as held for sale	-	-	-
Interests in associates - in the closing balance	104	77	130

Changes in other comprehensive income of associates and joint ventures (excluding "assets held-for-sale") are presented below:

(in millions of euros)	2018	2017	2016
Profit (loss) recognized in other comprehensive income during the period	-	(9)	-
Reclassification to net income for the period	-	-	-
Other comprehensive income of associates and joint venture - continuing operations	-	(9)	-

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 14.

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange's consolidated financial statements:

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Assets
Non-current financial assets	(0)	2	-
Trade receivables	31	30	55
Current financial assets	(1)	(2)	(1)
Other current assets	0	0	-
Liabilities
Current liabilities	7	4	7
Trade payables	9	8	15
Other current liabilities	0	-	1
Deferred income	-	-	45
Income statement
Revenue	13	15	19
Other operating income	8	18	35
External purchases and other operating expenses	(66)	(57)	(67)
Finance cost, net	0	0	1

Accounting policies

The carrying amount accounted for under the equity method corresponds to the initial acquisition cost increased to recognize the share of the profit or loss in the period. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. The unit of account is the whole investment. Any impairment is recognized as "Share of profits (losses) of associates and joint ventures". Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

NOTE 11     Financial assets, liabilities and financial results (excluding Orange Bank)

11.1     Financial assets and liabilities of telecom activities

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 11 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 15 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles (i) the assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with (ii) the consolidated statement of financial position at December 31, 2018.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets related to Orange Bank activities	1,617	-		1,617	15.1.1	-
Non-current financial assets	2,282	2,309	11.7	-		(27) (1)
Non-current derivatives assets	263	263	11.8	-	15.1.3	-
Current financial assets related to Orange Bank activities	3,075	-		3,075	15.1.1	-
Current financial assets	2,748	2,748	11.7	-		-
Current derivatives assets	139	122	11.8	17	15.1.3	-
Cash and cash equivalents	5,634	5,081		553		-
Non-current financial liabilities related to Orange Bank activities	0	-		27	15.1.2	(27) (1)
Non-current financial liabilities	26,749	26,749	11.3	-		-
Non-current derivatives liabilities	775	712	11.8	63	15.1.3	-
Current financial liabilities related to Orange Bank liabilities	4,835	-		4,835	15.1.2	-
Current financial liabilities	7,270	7,270	11.3	-		-
Current derivatives liabilities	133	133	11.8	-	15.1.3	-
(1) Loan granted by Orange SA to Orange Bank.

11.2     Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of profits and losses related to the components of net financial debt (described in Note 11.3) during the period.

Foreign exchange gains and losses related to the components of net financial debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 11.5) as well as to the symmetrical revaluation of related hedges.

The net foreign exchange financial loss mostly reflects the effect of revaluation of the economic hedges of foreign exchange risk on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 13.4).

Other financial expenses mainly reflect the impact of the Group’s investment in BT shares for (51) million euros corresponding to the impairment loss, net of the foreign exchange hedge and of the 2018 income related to BT dividends, compared to (372) million euros in 2017 and (533) million euros in 2016 (see Note 11.7).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 11.7) and cash flow hedges (Note 11.8.2).

Other gains and losses related to financial assets and liabilities are recognized in the operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedging derivatives) for 3 million euros in 2018, versus (13) million euros in 2017 and (35) million euros in 2016.

	Finance costs, net						Other compre-hensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses (1)	Finance costs, net	Reserves
2018
Financial assets	-	9	9	(17)	16		(22)
Financial liabilities	(1,395)	-	(1,395)	(353)	-		-
Derivatives	54	-	54	366	-		(67)
Discounting expense	-	-	-	-	(42)		-
Total	(1,341)	9	(1,332)	(4)	(26)	(1,362)	(89)
2017
Financial assets	-	11	11	(54)	(346)		20
Financial liabilities	(1,357)	-	(1,357)	1,217	-		-
Derivatives	83	-	83	(1,226)	-		49
Discounting expense	-	-	-	-	(43)		-
Total	(1,274)	11	(1,263)	(63)	(389)	(1,715)	69
2016
Financial assets	-	23	23	(334)	(509)		(4)
Financial liabilities	(1,468)	-	(1,468)	130	-		61(2)
Derivatives	61	-	61	55	-		(361)
Discounting expense	-	-	-	-	(55)		-
Total	(1,407)	23	(1,384)	(149)	(564)	(2,097)	(304)

(1) Include effects related to the investment in BT for (51) million euros in 2018, (372) million euros in 2017 and (533) million euros in 2016.
(2) Bonds designated as net investment hedge.

11.3     Net financial debt

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute to an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge (among other) items that are not included in it, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference.

(in millions of euros)	Note	December 31, 2018	December 31, 2017	December 31, 2016
TDIRA	11.4	822	1,234	1,212
Bonds	11.5	27,070	25,703	27,370
Bank loans and from development organizations and multilateral lending institutions	11.6	3,664	2,961	2,710
Finance lease liabilities		584	571	622
Cash collateral received	12.5	82	21	541
NEU Commercial Papers (1)		1,116	1,358	542
Bank overdrafts		318	193	278
Other financial liabilities		363	434	250
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		34,019	32,475	33,525
Current and non-current Derivatives (liabilities)	11.1	845	963	561
Current and non-current Derivatives (assets)	11.1	(385)	(234)	(960)
Other comprehensive income components related to unmatured hedging instruments		(721)	(686)	(763)
Gross financial debt after derivatives (a)		33,758	32,518	32,363
Cash collateral paid (2)	11.7	(553)	(695)	(77)
Investments at fair value (3)	11.7	(2,683)	(2,647)	(1,576)
Cash equivalents	11.1	(2,523)	(3,166)	(3,942)
Cash	11.1	(2,558)	(2,167)(4)	(2,324)
Assets included in the calculation of net financial debt (b)		(8,317)	(8,675)	(7,919)
Net financial debt (a) + (b)		25,441	23,843	24,444
(1) Negotiable European Commercial Papers (formerly called "commercial papers").
(2) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.
(3) Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 11.7)

(4) As at December 31, 2017, the amount does not take into account the effect of the escrowed amount of approximatively 346 million euros in February 2018 related to the Digicel litigation (see Note 16.1).

Debt maturity schedules are presented in Note 12.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash-flow statement are the following (see Note 1.6):

	December 31, 2017	Cash flows	Other changes with no impact on cash flows from financing activities			December 31, 2018
(in millions of euros)			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,234	(443)	-	-	31	822
Bonds	25,703	1,136	5	321	(95) (1)	27,070
Bank loans and from development organizations and multilateral lending institutions	2,961	613	14	20	56	3,664
Finance lease liabilities	571	(123)	2	(1)	135	584
Cash collateral received	21	61	-	-	-	82
NEU Commercial Papers	1,358	(243)	-	(0)	1	1,116
Bank overdrafts	193	82	38	5	-	318
Other financial liabilities	434	(153)	135	8	(61)	363
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	32,475	930	194	353	67	34,019
Net derivatives	729	8	-	(339)	62	460
Cash collateral paid	(695)	140	-	-	-	(555)
Cash flows from financing activities		1,078
(1) Mainly accrued interests.

	December 31, 2016	Cash flows	Other changes with no impact on cash flow from financing activities			December 31, 2017
(in millions of euros)			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	1,212	-	-	-	22	1,234
Bonds	27,370	(460)	-	(1,104)	(103) (1)	25,703
Bank loans and from development organizations and multilateral lending institutions	2,710	294	-	(54)	11	2,961
Finance lease liabilities	622	(96)	-	-	45	571
Cash collateral received	541	(520)	-	-	-	21
NEU Commercial Papers	542	818	-	(2)	-	1,358
Bank overdrafts	278	(66)	-	(19)	-	193
Other financial liabilities	250	196	-	(21)	9	434
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,525	166	-	(1,200)	(16)	32,475
Net derivatives	(399)	(66)	-	1,183	11	729
Cash collateral paid	(77)	(618)	-	-	-	(695)
Cash flows from financing activities		(518)

(1) Mainly accrued interests.

Net financial debt by currency

The net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	21,204	7,550	2,748	55	269	87	508	1,337	33,758
Financial assets included in the calculation of net financial debt	(7,149)	(77)	(3)	(118)	(6)	(44)	(105)	(815)	(8,317)
Net debt by currency before effect of foreign exchange derivatives (1)	14,055	7,473	2,745	(63)	263	43	403	522	25,441
Effect of foreign exchange derivatives	9,892	(7,656)	(3,645)	1,657	-	-	-	(248)	-
Net financial debt by currency after effect of foreign exchange derivatives	23,947	(183)	(900)	1,594	263	43	403	274	25,441

(1) Including the market value of derivatives in local currency.

Analysis of external net financial debt by entity

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Orange SA	23,896	22,501	23,154
FT Immo H	404	482	536
Médi Telecom	403	390	423
Orange Egypt	188	107	309
Orange Espagne	136	113	169
Other	414	250	(147)
Net financial debt	25,441	23,843	24,444

Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 12.3 and 12.5):

•  held in order to face short-term cash commitments; and

•  short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only the bond of 25 million euros maturing in 2020 and any commitments to redeem non-controlling interests are recognized at fair value in profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This relates mostly to borrowings hedged against the exposure of their future cash flows to foreign exchange risk (cash flow hedge).

11.4     TDIRA

The perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros are listed on Euronext Paris. Their issue was described in a securities note approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des Marchés Financiers (French Financial Markets Authority)) on February 24, 2003. Taking into account redemptions made since their issue, including redemption of 31,417 securities in December 2018 for a nominal amount of 443 million euros, only 57,981 TDIRA remain in circulation for an overall nominal amount of 818 million euros.

The TDIRAs are redeemable in new Orange SA shares, at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

The TDIRA are subject to split accounting between equity and liabilities. For the securities outstanding on December 31, 2018, the "equity" component before deferred tax stood at 196 million euros.

The amounts recognized for the TDIRA in the financial statements are as follows:

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Number of securities	57,981	89,398	89,398
Equity component before deferred taxes	196	303	303
Debt component	822	1,234	1,212
o/w accrued interests not yet due	4	7	7
Paid interest	27	27	30

Accounting policies

Some Group financial instruments include both a liability component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRA). On initial recognition, the liability component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert or redeem in shares. This liability component is subsequently recognized at amortized cost.

The carrying amount of the equity component is determined at inception by deducting the fair value of the financial liability from the notional value of the instrument. This does not change throughout the life of the instrument.

11.5     Bonds

Unmatured bonds at December 31, 2018 were all issued by Orange SA, with the exception of one commitment (in two tranches, one with fixed-rate coupon and the other with variable) denominated in Moroccan dirhams and held by Médi Telecom.

As at December 31, 2018 bonds issued by the Group were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during fiscal year 2018 are shown in bold.

				Oustanding amount (in millions of euros)

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2018	December 31, 2017	December 31, 2016
Bonds matured before December 31, 2018					3,131	5,457
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.41625	60	56	61
USD	750	February 6, 2019	2.75	655	625	712
USD	1,250	July 8, 2019	5.375	1,092	1,042	1,186
EUR	750	October 2, 2019	1.875	750	750	750
USD	1,250	November 3, 2019	1.625	1,092	1,042	1,186
EUR	25	February 10, 2020	4.2	25	25	25
EUR(1)	25	February 10, 2020	10Y CMS + 0.80	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.25	266	268	278
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
GBP(2)	517	June 27, 2021	0.375	578	583	-
USD	1,000	September 14, 2021	4.125	873	834	949
EUR	255	October 13, 2021	10Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.5	500	500	500
EUR	750	September 11, 2023	0.75	750	750	-
HKD	700	October 6, 2023	3.23	78	75	86
HKD	410	December 22, 2023	3.55	46	44	50
EUR	650	January 9, 2024	3.125	650	650	650
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	-	-
NOK	500	September 17, 2025	3.35	50	51	55
GBP	350	December 5, 2025	5.25	293	296	306
MAD(3)	1,090	December 18, 2025	3.97	100	-	-
MAD(3)	720	December 18, 2025	1Y BDT + 1.00(4)	66	-	-
EUR	75	November 30, 2026	4.125	75	75	75
EUR	750	February 3, 2027	0.875	750	750	750
EUR	500	September 9, 2027	1.5	500	500	-
EUR	1,000	March 20, 2028	1.375	1,000	-	-
EUR	50	April 11, 2028	3.22	50	50	50
NOK	800	July 24, 2028	2.955	80	-	-
GBP	500	November 20, 2028	8.125	559	564	584
EUR	150	April 11, 2029	3.3	150	150	150
EUR	1,000	January 16, 2030	1.375	1,000	-	-
EUR	1,200	September 12, 2030	1.875	1,200	-	-
EUR	105	September 17, 2030	2.6	105	105	105

(1) Bond measured at fair value through profit or loss.
(2) Exchangeable bonds in BT shares (see below).
(3) Bonds issued by Médi Telecom.
(4) Bonds bearing interests at 52 weeks Moroccan treasury bonds rate + 100 basis points (3.45 % until november 2019).
				Oustanding amount (in millions of euros)

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	December 31, 2018	December 31, 2017	December 31, 2016
EUR	100	November 6, 2030	1.628(5)	100	100	100
USD	2,500	March 1, 2031	9.000(6)	2,150	2,052	2,335
EUR	50	December 5, 2031	4.300 (zero coupon)	67	64	61
EUR	50	December 8, 2031	4.350 (zero coupon)	67	65	62
EUR	50	January 5, 2032	4.450 (zero coupon)	65	62	59
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.75	55	55	55
GBP	500	January 23, 2034	5.625	559	564	584
EUR	50	April 16, 2038	3.5	50	50	50
USD	900	January 13, 2042	5.375	786	750	855
USD	850	February 6, 2044	5.5	742	709	807
GBP	500	November 22, 2050	5.375	559	564	585
Oustanding amount of bonds				26,695	25,253	26,820
Accrued interest				527	550	640
Amortized cost				(152)	(100)	(90)
Total				27,070	25,703	27,370

(5) Bond bearing interests at a fixe rate of 2% until 2017 and then at CMS 10 years x 166% (1.628% until November 2018). The variable rate is floored at 0% and capped at 4% until 2023 and at 5% beyond.

(6) Bond with a step-up clause (clause that triggers a change in interest payments of Orange's credit rating from the rating agencies changes). See Note 12.3.

As a reminder, on June 27, 2017 the Group issued bonds exchangeable into BT shares for a notional amount of 517 million pounds sterling (585 million euros at the ECB daily reference rate), bearing a coupon of 0.375% and having an underlying 133 million of BT shares based on a reference price of 2.88 pounds sterling per share. The Bonds mature in June 2021 and have been redeemable on demand by investors since August 7, 2017 in cash, in BT stock or in a combination of the two, at the choice of Orange. The amount redeemed will equal the par value plus any improvement in BT stock beyond 3.89 pounds sterling per share (or 135% of the reference price).

11.6     Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Sonatel	343	289	176
Médi Telecom	335	385	177
Orange Côte d'Ivoire	225	275	118
Orange Egypt	210	183	302
Orange Mali	200	64	19
Orange Cameroon	105	101	112
Other	156	176	143
Bank loans	1,574	1,473	1,047
Orange SA	2,023(1)	1,388	1,530
Orange Espagne	67	100	133
Loans from development organizations and multilateral lending institutions(2)	2,090	1,488	1,663
Total	3,664	2,961	2,710

(1) Orange SA negotiated in June 2018 two loans with the European Investment bank for a total notional of 650 million euros maturing in 2025.
(2) Primarily the European Investment Bank.

11.7     Financial assets

 After application of IFRS 9 on January 1st, 2018, the financial assets break down as follows:

	December 31, 2018			January 1, 2018 (1)
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	254	-	254	208
Investments securities	254	-	254	208
Financial assets at fair value through profit or loss	1,358	2,683	4,041	4,347
Investments at fair value	-	2,683	2,683	2,647
o/w negotiable debt securities (2)	-	2,679	2,679	2,498
o/w other	-	4	4	149 (3)
Investments securities	805	-	805	1,005
Cash collateral paid (4)	553	-	553	695
Financial assets at amortized cost	697	65	762	405
Receivables related to investments	41(5)	14	55	46
Other	656(6)	51	707	359
Total financial assets	2,309	2,748	5,057	4,960

(1) Figures have been adjusted after IFRS 9 application (see Note 2.3).
(2) NEU Commercial Papers only.
(3) OAT bonds (repurchase agreement with Orange Bank).
(4) See Note 12.5.
(5) Including loan from Orange SA to Orange Bank for 27 million euros.
(6) Including the escrowed amount of 346 million euros related to the Digicel litigation (see Note 16.1).

For the periods 2017 and 2016, for which the IFRS 9 standard was not applied as authorized by the standard, the financial assets broke down as follows:

(in millions of euros)	December 31, 2017	December 31, 2016

Assets available for sale
Equity securities	1,067	1,878
Financial assets at fair value
Investments at fair value	2,647	1,576
o/w negotiable debt securities	2,498	1,576
o/w others	149 (1)	-
Equity securities measured at fair value	146	80
Cash collateral paid	695	77
Other financial assets
Receivables related to investments	46 (2)	47
Other	359	344
Total	4,960	4,002

(1) OAT bonds (repurchase agreement with Orange Bank)
(2) Including loan from Orange SA to Orange Bank for 27 million euros.

Investment securities

Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss

(in millions of euros)	2018
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	208
Acquisitions	75
Changes in fair value	(22)
Sales	(7)
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	254

At the end of December 2018, investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss included numerous shares in companies held by investment funds.

Investment securities measured at fair value through profit or loss

(in millions of euros)	2018
Investment securities measured at fair value through profit or loss - in the opening balance	1,005
Changes in fair value	(101)
Sale of BT shares	(53)
Other movements	(46)
Investment securities measured at fair value through profit or loss - in the closing balance	805

At the end of December 2018, investment securities measured at fair value through profit or loss mainly concerns BT securities.

For the periods 2017 and 2016, for which IFRS 9 was not applied as authorized, the change in investment securities broke down as follows:

(in millions of euros)	2017	2016
Investment securities - in the opening balance	1,878	144
BT shares received as remuneration for the disposal of EE	-	2,462
Sale of one third of BT shares	(570)	-
Impairment of BT shares maintained excluding effect of FX risk hedge (1)	(325)	(753)
Changes in fair value	20	1
Other movements	64	24
Investment securities - in the closing balance	1,067	1,878

(1) As at December 31, 2017, the Group maintained 266 million of BT shares, whose fair value amounts to 814 million euros against 1,139 million euros at December 31, 2016. The fair value of the total of BT shares held amounted to 1,709 million euros at December 31, 2016.

BT shares

On January 29, 2016, following the disposal of EE, Orange received 4% of the equity in BT Group Plc (BT), or about 399 million shares for the equivalent of 2,462 million euros (converted at the ECB fixing of pound sterling against euro on January 28, therefore 0.76228).

In 2017, the Orange Group sold a third of its investment or 133 million shares for a net amount of 433 million euros (converted at the ECB reference rate of June 22, 2017, the settlement/delivery date, of 0.88168). At December 31, 2016, the fair value of these shares amounted to 570 million euros. The related effect of these shares on profit and loss was (126) million euros, including 11 million euros from the foreign exchange hedge.

In 2018, the Orange Group sold 18 million shares for a net amount of 53 million euros. As at December 31, 2017, the fair value of these shares amounted to 55 million euros. The effect in profit or loss in 2018 related to securities sold stood at (2) million euros. These securities were not subject to exchange-rate hedging.

As at December 31, 2018, Orange maintains 2.49% of the share capital of BT, whose fair value amounts to 659 million euros (last quoted price on December 31, 2018 or 2.381 pounds per share converted at the ECB daily reference rate of 0.89453), as compared to 759 million euros at the end of 2017. The change in fair value of the BT securities represents a loss of (93) million euros, after a foreign exchange hedging effect of 6 million euros.

The effect of the investment in BT on consolidated net finance costs is given below:

(in millions of euros)	2018	2017	2016
Fair value variation of remaining BT shares before hedge of FX risk	(99)	(303)	(468)
Foreign exchange hedging effect	6	32	151
Impact of 2017 sale	-	(126)	(251)
Impact of 2018 sales	(2)	(22)	(34)
Dividends received	44	47	69
Effect in the consolidated financial net income of the investment in BT	(51)	(372)	(533)

Accounting policies

Financial assets

   Financial assets at fair value through profit or loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

   Financial assets at fair value through other comprehensive income that may not be reclassified to profit or loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit/loss.

   Financial assets at amortized cost (AC)

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. For trade receivables, the provisioning system also covers expected losses.

As a reminder, before the application of IFRS 9, the accounting policies related to financial assets were as follows:

Assets available for sale

The Group’s assets available for sale mainly consist of investment securities, which are not consolidated and not accounted for using the equity method, and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

When there is an objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least one-third or over two consecutive semesters, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to profit or loss within net financial expenses.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy (see Note 12.3). They are recognized at fair value at inception and subsequently. All changes in fair value are recorded in net financial expenses.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount.

11.8     Derivatives instruments

11.8.1     Market value of derivatives

	December 31, 2018	December 31, 2017	December 31, 2016
(in millions of euros)	Net	Net	Net
Hedging derivatives	(162)	(447)	527
Cash flow hedge derivatives	(160)	(447)	553
Fair value hedge derivatives	(2)	(0)	(26)
Derivatives held for trading (1)	(298)	(282)	(128)
Net derivatives(2)	(460)	(729)	399

(1) Mainly due to the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value - see Note 13.4) for (246) million euros in 2018, (203) million euros in 2017 and (152) million euros in 2016.

(2) Of which foreign exchange effects of the cross currency swaps (classified as hedging or held for trading) hedging foreign exchange risk on gross debt notional for 512 million euros in 2018, 125 million euros in 2017 and 1,254 million euros in 2016. The foreign exchange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The risks hedged by these derivative instruments are described in Note 12. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 12.5.

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading instruments).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are non-qualified economic hedges. Changes in the value of these instruments are recognized directly in profit and loss.

Hedge accounting is applicable when:

•  at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•  the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged element to be almost fully offset by changes in the fair value of the hedged instrument.

There are three types of hedge accounting:

•  the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss.

The hedged portion of these items is re-measured at fair value in the statement of financial position. Change in this fair value is booked in the income statement and offset by symmetrical changes in the fair value hedging of financial hedging instruments up to the limit of the hedge effectiveness;

•  the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and which could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

•  the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified as fair value hedges and economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in net finance costs when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

•  fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date;

•  cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the Foreign Currency Basis Spread, cross-currency swaps designated as cash flow hedges, the Group has chosen to designate them as costs of hedge. This option enables recognizing these effects in comprehensive income and amortizing the cost of the Basis Spread to profit/loss over the period of the hedge.

11.8.2     Cash flow hedges

The Group’s cash flow hedges main goal is to neutralize foreign exchange risk on future cash flows (notional, coupons) or switch floating-rate debt to fixed-rate debt.

The main hedges unmatured at December 31, 2018, as well as their effects on the financial statements, are detailed in the table below.

		Hedged risk

(in millions of euros)	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk

Hedging instruments	(160)	Cross Currency Swap	Forward FX swap Option	Interest rate swap
Carrying amount - asset	353	351	2	-
Carrying amount - liability	(513)	(479)	(0)	(34)

Change in cash flow hedge reserve	(67)	(83)	(7)	23
Gain (loss) recognized in other comprehensive income	(53)	(45)	(15)	7
Reclassification in financial result	(22)	(38)	-	16
Reclassification in operating income	(1)	-	(1)	-
Reclassification in initial carrying amount of hedged item	9	-	9	-

Cash flow hedge reserve	(267)	(245)	3	(25)
o/w related to unmatured hedging instruments	(721)	(696)	3	(28)
o/w related to discontinued hedges	454	451	0	3

Hedged item		Bonds and credit line	Purchases of handsets and equipment	Bonds and Leasing
Balance sheet item		Current and non current financial liabilities	Property, plant and equipment	Current and non current financial liabilities

The ineffective portion of cash flow hedges recognized in net income is not significant during the periods presented.

The change in the cash flow hedge reserve in 2017 and 2016 was analyzed as follows:

(in millions of euros)	2017	2016
Gain (loss) recognized in other comprehensive income during the period (1)	51	(288)
Reclassification in financial result for the period	(10)	(79)
Reclassification in operating income for the period	(3)	(1)
Reclassification in initial carrying amount of hedged item	11	4
Other comprehensive income	49	(364)

(1) Mainly includes hedges of future interests on debts denominated in foreign currencies using cross currency swaps.

In 2017 and 2016, the cash flow hedge reserve broke down as follows:

(in millions of euros)	December 31, 2017	December 31, 2016
Other comprehensive income related to unmatured hedging instruments	(686)	(763)
O/w Orange SA	(666)	(738)
O/w other entities	(20)	(25)
Reserve to be amortized for discontinued hedges	486	514
Other comprehensive income related to hedging instruments	(200)	(249)

The nominal amounts of the main cash flow hedges are presented below:

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2019	2020	2021	2022	2023 and beyond
Orange SA
Cross currency swaps
GBP	-	238	517	-	1,362 (1)
HKD	-	-	-	-	1,110 (2)
JPY	7,500	-	-	-	-
NOK	-	-	-	-	1,300 (3)
USD	3,250	47	1,000	-	4,200 (4)
Interest rate swaps
EUR	-	-	255	-	100 (5)

FT Immo H
Interest rate swaps
EUR	-	38	75	71	45

(1) 262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 250 MGBP with a maturity 2034 and 350 MGBP with a maturity 2050.
(2) 1,110 MHKD with a maturity 2023.
(3) 500 MNOK with a maturity 2025 and 800 MNOK with a maturity 2028.
(4) 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.
(5) 100 MEUR with a maturity 2030.

11.8.3     Fair value hedges

As a reminder, on January 29, 2016, in the context of the disposal of EE, the Group received 4% of the equity in BT and was only holding 2.67% at the end of 2017, following the disposal in June 2017 of a third of its equity investment. At December 31, 2017, these shares denominated in pounds sterling were hedged against foreign exchange risk by currency swaps.

Pursuant to the application of IFRS 9 as of January 1, 2018, the Group decided to no longer qualilfy these as hedges. Therefore, on December 31, 2018, the hedges put in place are presented as trading derivatives (not eligible for hedge accounting). This change in designation had no effect on net financial expenses.

NOTE 12     Information on market risk and fair value of financial assets and liabilities (excluding Orange Bank)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as adjusted EBITDA (see Note 1.7) and net financial debt (see Note 11.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee Member in charge of Finance and Performance and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions realized, financial results).

12.1     Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, was estimated at 87% at December 31, 2018, 83% in 2017 and 84% in 2016.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 75 million euros decrease in the annual gross financial debt and a 1% fall in interest rates would result in a 92 million euros increase.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1,039 million euros. A 1% fall in euro interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1,019 million euros.

12.2     Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of terminals and equipment sold or leased to customers, purchases from or sales to international operators.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 11.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•  dividends paid to the parent company: usually, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

•  financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•  Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Lastly, the Group economically hedges foreign exchange risk on its subordinated notes denominated in pound sterling that are recorded in equity at their historical value (see Note 13.4), with cross currency swaps, for a notional amount of 1,250 million pounds sterling.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA, excluding the hedging effects of the subordinated notes described above and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA is the entity bearing the major foreign exchange risk, including internal operations which generate a net foreign exchange gain or loss in the consolidated annual financial statements.

	Exposure in currency units (1)					Sensitivity analysis
(in millions of currency units)	USD	GBP	PLN	CHF	Total translated	10% gain in euro	10% loss in euro
Orange SA	1	0	2	(12)	(9)	1	(1)
Total (euros)	1	0	1	(11)	(9)
(1) Excluding FX hedge of subordinated notes denominated in pound sterling.

Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets and equity interests denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account the activities of Orange Bank (activities only in euros).

	Contribution to consolidated net assets									Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a) (1)	49,174	130	(240) (2)	3,649	859	544	955	3,619	58,690	(865)	1,057
Net debt by currency including derivatives (b) (3)	(23,947)	183	900 (4)	(1,594)	(263)	(43)	(403)	(274)	(25,441)	136	(166)
Net assets by currency (a) + (b)	25,227	313	660	2,055 (5)	596	501	552	3,345	33,249	(729)	891

(1) Excluding net debt by currency do not include components of net financial debt.
(2) Of which BT shares for 659 million euros.
(3) The net financial debt as defined by Orange group does not include Orange Bank activities for which this concept is not relevant (see Note 11.3).
(4) Of which economic hedge of subordinated note denominated in pounds sterling for 1,250 million pounds sterling (equivalent 1,397 million euros).
(5) Share of net assets attributable to owners of the parent company in zlotys amounts to 1,041 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

	Contribution to consolidated financial income statement									Sensitivity analysis
(in millions of euros)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	31,949	1,125	176	2,574	654	384	533	3,986	41,381	(858)	1,048
Reported EBITDA	9,138	4	42	677	211	137	198	1,570	11,977	(258)	316
Operating income	3,684	(45)	39	81	75	(0)	66	929	4,829	(104)	127

12.3     Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

•  regular issues in the bonds markets;

•  occasional financing through loans from multilateral or development lending institutions;

•  issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial papers);

•  on December 21, 2016, Orange entered into a 6 billion euros syndicated loan with 24 international banks in order to refinance the previous syndicated loan maturing in January 2018. The new loan, with initial maturity in December 2021, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. Orange exercised both of its options, the first one in 2017 and the second in 2018, allowing it, after agreement of the lenders, to extend the initial maturity first until December 2022 and then December 2023.

Liquidity of investments

Orange invests its cash surplus in near-cash or in short-term fair value investments (negotiable debt securities, mutual funds or UCITS and term deposits). These investments give priority to minimizing the risk of loss on capital over performance.

Cash and cash equivalents were held mainly in France and other countries of the European Union that are not subject to restrictions on convertibility or exchange control.

Smoothing debt maturities

The policy followed by Orange is to apportion the maturities of debt evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•           amounts in foreign currencies are translated into euro at the year-end closing rate;

•           future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

•  TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, interest payable on the bonds is due over an undetermined period of time (see Note 11.4) therefore, only interest payable for the first period is included (including interest payments for the other periods would not provide relevant information);

•  the maturity dates of revolving credit facilities are the contractual maturity dates;

•  the "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	December 31, 2018	2019	2020	2021	2022	2023	2024 and beyond	Other items (1)
TDIRA	11.4	822	4	-	-	-	-	-	818
Bonds	11.5	27,070	4,948	1,340	3,252	1,524	1,398	14,760	(152)
Bank loans and from development organizations and multilateral lending institutions	11.6	3,664	625	726	421	201	902	800	(11)
Finance lease liabilities	11.3	584	158	134	110	60	34	88	-
Cash collateral received	11.3	82	82	-	-	-	-	-	-
NEU commercial papers (2)	11.3	1,116	1,116	-	-	-	-	-	-
Bank overdrafts	11.3	318	318	-	-	-	-	-	-
Other financial liabilities	11.3	363	104	23	2	2	230	2	-
Derivatives (liabilities)	11.3	845	(105)	(11)	(17)	(253)	-	(75)	-
Derivatives (assets)	11.3	(385)	(129)	(3)	(189)	(12)	-	(290)	-
Other Comprehensive Income related to unmatured hedging instruments	11.3	(721)	-	-	-	-	-	-	-
Gross financial debt after derivatives		33,758	7,121	2,209	3,579	1,522	2,564	15,285	655
Trade payables		10,082	9,468	199	58	53	33	271	-
Total financial liabilities (including derivatives assets)		43,840	16,589 (3)	2,408	3,637	1,575	2,597	15,556	655
Future interests on financial liabilities (4)			2,334	1,118	919	1,375	715	5,968	-

(1) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans, and discounting effect on long term trade payables.
(2) Negotiable European Commercial Papers (formerly called "commercial papers").
(3) Amounts presented for 2019 correspond to notionals and accrued interests for 543 million euros.
(4) Mainly future interests on bonds for 11,536 million euros, on bank loans for 969 million euros and on derivatives instruments for (2,068) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other groups.

At December 31, 2018, the liquidity position of Orange’s telecom activities amounts to 13,964 million euros and exceeds the repayment obligations of its gross financial debt in 2019. It breaks down as follows:

Liquidity position

(in millions of euros)

Available undrawn amount of credit facilities

Investments at fair value

Cash

Cash equivalents

At December 31, 2018, Orange telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rates.

Available undrawn amount of credit facilities amounts to 6,200 million euros (including 6,000 million euros for Orange SA).

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 12.4.

Orange’s credit ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the compensation paid to investors:

•  one Orange SA bond (see Note 11.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.1 billion euros at December 31, 2018) is subject to a Step-up clause in the event that Orange’s rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%;

•  the margin of the syndicated credit line of 6 billion euros signed on December 21, 2016 might be modified in light of changes to Orange’s credit rating, upwards or downwards. As at December 31, 2018, the credit facility was not drawn.

Regarding the changes in Orange’s credit ratings in 2018, Japan Credit Rating improved its rating on long-term debt from A- to A on June 27, 2018, and at the same time, revised the Outlook from Positive to Stable.

Orange’s credit rating at December 31, 2018 is as follows:

	Standard & Poor’s	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

12.4     Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA are committed to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main obligations are as follows:

•  Orange Egypt: in respect of 2018 bank financing contracts, of which the total nominal amount as at December 31, 2018 is 4,300 million Egyptian pounds (191 million euros), Orange Egypt must comply with a "net senior debt to EBITDA" ratio;

•  Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total nominal amount as at December 31, 2018 is 3,679 million Moroccan Dirhams (336 million euros), Médi Telecom must comply with the covenants relating to its "net financial debt" and "net equity";

•  Orange Côte d’Ivoire: in respect of its bank financing contracts signed in 2016 and 2017, of which the total notional amount at December 31, 2018 was 103 billion CFA francs and 67 million euros (for a total of 224 million euros), Orange Côte d’Ivoire must comply with a "net senior debt to EBITDA" ratio;

These ratios were complied with at December 31, 2018.

Clauses related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on December 21, 2016, as well as bond issues, are not subject to early redemption obligations in the event of a material adverse change, or cross default provisions. Most of these contracts include cross acceleration provisions. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger an accelerated repayment under such contracts.

12.5     Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements:

•  for each non banking counterparty selected for investments, limits are based on ratings and maturities;

•  for each counterparty bank selected for investments and derivatives, limits are based on equity, rating, CDS (Credit Default Swap, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

•  theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis (or on a monthly basis for certain counterparties). These payment amounts correspond to the change in market value of all derivative instruments.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

Effect of mechanisms to offset exposure to credit risk and counterparty risk of the derivatives

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Fair value of derivatives assets	385	234	960
Fair value of derivatives liabilities	(845)	(963)	(561)
Netting via Master Agreements (a)	(460)	(729)	399
Amount of cash collateral paid	553	695	77
Amount of cash collateral received	(82)	(21)	(541)
Netting via Cash collateral (b)	471	674	(464)
Residual exposure to counterparty risk (a) + (b)	11	(55)	(65)

Changes in net cash collateral between 2017 and 2018 stem mainly from the strengthening of the US dollar against the euro.

The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

Sensitivity analysis of cash collateral deposits to changes in market interest rates and exchange rates

A change in market rates (mainly euro) of +/-1% would affect the fair value of interest rate hedging derivatives as follows:

(in millions of euros)
Rate decrease of 1%		Rate increase of 1%
Change of fair value of derivatives	(1,136)	1,138

Rate decrease of 1%		Rate increase of 1%
Amount of cash collateral received (paid)	1,136	(1,138)

A change in the euro exchange rate of 10% against currencies of hedged financing (mainly the pound sterling and the US dollar) would impact the fair value of foreign exchange derivatives as follows:

(in millions of euros)
Change of fair value of derivatives	10% loss in euro	10% gain in euro
	1,800	(1,473)

	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(1,800)	1,473

12.6     Equity market risk

Orange SA had no options to purchase its own shares, no forward purchase of shares and at December 31, 2018 held 7,214,100 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

The mutual funds (UCITS) in which Orange invests for cash management purposes contain no equities.

Orange is also exposed to equity risk through certain retirement plan assets (see Note 6.2).

As at December 31, 2018, the Group’s only other material exposure to market risk on stock in publicly traded companies involved its ownership of 2.49% of the equity in BT (see Note 11.7).

12.7     Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 11.3), this policy translates into liquidity management as described in Note 12.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

12.8     Fair value of financial assets and liabilities

			December 31, 2018
(in millions of euros)	Note	Classification under IFRS 9 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,329	5,329	-	5,329	-
Financial assets	11.7		5,057	5,057	692	4,144	221
Equity securities		FVOCI	254	254	33	-	221
Equity securities		FVR	805	805	659	146	-
Investments at fair value		FVR	2,683	2,683	-	2,683	-
Cash collateral paid		FVR	553	553	-	553	-
Financial assets at amortized cost		AC	762	762	-	762	-
Cash and Cash equivalents	11.3		5,081	5,081	5,081	-	-
Cash		AC	2,558	2,558	2,558	-	-
Cash equivalents		FVR	2,523	2,523	2,523	-	-
Trade payables		AC	(10,082)	(10,082)	-	(10,082)	-
Financial liabilities	11.3		(34,019)	(37,292)	(29,012)	(7,988)	(292)
Financial debts		AC	(33,721)	(36,994)	(29,012)	(7,961)	(21)
Bonds at fair value		FVR	(27)	(27)	-	(27)	-
Other		FVR	(271)	(271)	-	-	(271)
Derivatives (net amount) (2)	11.8		(460)	(460)	-	(460)	-

(1) AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss".

(2) IFRS 9 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as at December 31, 2018, for a carrying amount of 25.4 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at January 1, 2018	202	(136)
Gains (losses) taken to profit or loss	-	(135)
Gains (losses) taken to other comprehensive income	1	-
Acquisition (sale) of securities	16	-
Other	2	(21)
Level 3 fair values at December 31, 2018	221	(292)

The table below is presented according to IAS 39.

			December 31, 2017
(in millions of euros)	Note	Classifi- cation under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	5,184	5,184	-	5,184	-
Financial assets	11.7		4,960	4,960	1,014	3,744	202
Assets available for sale		AFS	1,067	1,067	865	-	202
Equity securities measured at fair value		FVR	146	146	-	146	-
Cash collateral paid		L&R	695	695	-	695	-
Investments at fair value		FVR	2,647	2,647	149	2,498	-
Other		L&R	405	405	-	405	-
Cash and cash equivalents	11.3		5,333	5,333	5,333	-	-
Cash equivalents		FVR	3,166	3,166	3,166	-	-
Cash		L&R	2,167	2,167	2,167	-	-
Trade payables		LAC	(10,099)	(10,132)	-	(10,132)	-
Financial liabilities	11.3		(32,475)	(37,327)	(28,332)	(8,859)	(136)
Financial debt		LAC	(32,311)	(37,163)	(28,332)	(8,831)	-
Bonds at fair value through profit or loss		FVR	(28)	(28)	-	(28)	-
Other		FVR	(136)	(136)	-	-	(136)
Derivatives, net amount	11.8		(729)	(729)	-	(729)	-

The market value of the net financial debt carried by Orange was estimated at 28.7 billion euros as at December 31, 2017, for a carrying amount of 23.8 billion euros.

			December 31, 2016
(in millions of euros)	Note	Classifi- cation under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		L&R	4,964	4,964	-	4,964	-
Financial assets	11.7		4,002	4,002	1,748	2,149	105
Assets available for sale		AFS	1,878	1,878	1,748	25	105
Equity securities measured at fair value		FVR	80	80	-	80	-
Cash collateral paid		L&R	77	77	-	77	-
Investments at fair value		FVR	1,576	1,576	-	1,576	-
Other		L&R	391	391	-	391	-
Cash and cash equivalents	11.3		6,266	6,266	6,266	-	-
Cash equivalents		FVR	3,942	3,942	3,942	-	-
Cash		L&R	2,324	2,324	2,324	-	-
Trade payables		LAC	(9,869)	(9,889)	-	(9,889)	-
Financial liabilities	11.3		(33,525)	(38,501)	(30,283)	(8,092)	(126)
Financial debt			(33,370)	(38,346)	(30,283)	(8,063)	-
Bonds at fair value through profit or loss		FVR	(29)	(29)	-	(29)	-
Other		FVR	(126)	(126)	-	-	(126)
Derivatives, net amount	11.8		399	399	-	399	-

The market value of the net financial debt carried by Orange was estimated at 29.4 billion euros as at December 31, 2016, for a carrying amount of 24.4 billion euros.

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been classified based on the three hierarchy levels:

•  level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•  level 2: inputs that are observable for the asset or liability, either directly or indirectly;

•  level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial assets at amortized cost, the Group considers that the carrying amount of cash, trade receivables and various deposits provide a reasonable approximation of fair value, due to the high liquidity of these elements.

Among financial assets at fair value through profit or loss, with respect to very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of mutual funds (UCITS) is the latest net asset value.

The fair value of investment securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

For financial liabilities at amortized cost, the fair value of financial liabilities is determined using:

•  the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

•  the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these elements.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtedness and liquidity risk described in Note 12, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

NOTE 13     Shareholders' equity

At December 31, 2018, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2018, the share capital and voting rights of Orange SA broke down as follows:

Float	State, directly or in concert with Bpifrance Participations

Treasury shares	Employees of the Group under the Group Savings Plan or in registered form

13.1     Changes in share capital

No new shares were issued during the 2018 year.

13.2     Treasury shares

As authorized by the Shareholders’ Meeting of May 4, 2018, the Board of Directors instituted a new share Buyback program (the 2018 Buyback Program) and canceled the 2017 Buyback Program, with immediate effect. The 2018 Buyback Program is described in the Registration Document filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on April 4, 2018.

The only shares bought back by Orange during the year were part of Orange Vision 2020 free share award plans and Long Term Incentive Plan (LTIP) 2018 - 2020 (see Note 6.3).

At December 31, 2018, the Company held 7,214,100 treasury shares (including 309,609 shares in connection with the liquidity contract and 6,882,999 shares in connection with the Orange Vision 2020 free share award plan and Long Term Incentive Plan (LTIP) 2018 - 2020), compared with 497,625 at December 31, 2017 (including 476,000 shares in connection with the liquidity contract) and 22,423 at December 31, 2016 (including no shares in connection with the liquidity contract).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

13.3     Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2018	Board of Directors Meeting on July 25, 2018	2018 interim dividend	0.30	December 6, 2018	Cash	796
	Shareholders' Meeting on May 4, 2018	Balance for 2017	0.40	June 7, 2018	Cash	1,064
Total dividends paid in 2018						1,860
2017	Board of Directors Meeting on July 26, 2017	2017 interim dividend	0.25	December 7, 2017	Cash	665
	Shareholders' Meeting on June 1, 2017	Balance for 2016	0.40	June 14, 2017	Cash	1,064
Total dividends paid in 2017						1,729
2016	Board of Directors Meeting on July 25, 2016	2016 interim dividend	0.20	December 7, 2016	Cash	532
	Shareholders' Meeting on June 7, 2016	Balance for 2015	0.40	June 23, 2016	Cash	1,064
Total dividends paid in 2016						1,596
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	December 9, 2015	Cash	530
	Shareholders' Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1,059
Total dividends paid in 2015						1,589

The amount available to provide a return to shareholders in the form of dividends, is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the parent company.

13.4     Subordinated notes

On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25%, 1 billion euros with a fixed-rate coupon of 5.25% and 650 million pounds with a fixed-rate coupon of 5.875%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche; 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

On October 1, 2014, under its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4%, 1.25 billion euros with a fixed-rate coupon of 5% and 600 million pounds with a fixed-rate coupon of 5.75%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Both issuances were the subject of a prospectus certified by the AMF under visas no. 14-036 and 14-525.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses involve coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche; 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to ordinary shares): the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Under the Group understanding, some rating agencies assign an "equity" component from 0 to 50% to these instruments.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 for the issue of February 7, 2014 and 0.7782 for the issue of October 1, 2014) and will not be re-measured through the life of the note. Coupons impact equity five working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the two euro tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

Since their issuance, Orange has not exercised its right to defer the coupons related to the subordinated notes.

The note holders received the payments shown in the following table:

	Paid coupons (in millions of currency)	Paid coupons (in millions of euros)
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	44
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	39
Total coupons paid to the holders in 2018		280
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	45
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	40
Total coupons paid to the holders in 2017		282
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 4.25%	42	42
1,000 MEUR issued as of February 1, 2014 with a fixed-rate coupon of 5.25%	52	52
650 MGBP issued as of February 1, 2014 with a fixed-rate coupon of 5.875%	38	50
1,000 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 4%	40	40
1,250 MEUR issued as of October 1, 2014 with a fixed-rate coupon of 5%	63	63
600 MGBP issued as of October 1, 2014 with a fixed-rate coupon of 5.75% (1)	35	44
Total coupons paid to the holders in 2016		291

(1) Coupons payment date as of April 1.

The tax effect of the conversion of subordinated notes whose face value is denominated in pounds sterling was (4) million euros for the period. This effect is shown at "Other movements" in the consolidated statements changes in shareholders’ equity.

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never re-measured. Where appropriate, a translation adjustment impact will be booked in equity at the exercise date of any purchase option.

The holders’ payment is directly booked in equity at the date of the decision to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the foreign exchange portion is accounted for as equity.

Equity component of perpetual bonds redeemable for shares (TDIRA) (see Note 11.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. Thus, the equity component determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

13.5     Translation adjustment

(in millions of euros)	2018	2017	2016
Gain (loss) recognized in other comprehensive income during the period	(6)	(184)	(217)
Reclassification to net income for the period	(1)	8	(13)
Total transaction adjustments for continuing operations	(7)	(176)	(230)
Reclassification to the net income for the period (1)	-	-	(836)
Total translation adjustments for discontinued operations	-	-	(836)
(1) Related to EE (see Note 3).
(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Polish zloty	785	845	733
Egyptian pound	(532)	(545)	(509)
Slovak koruna	220	220	220
Sierra leonean leone	(95)	(78)	(39)
Moldovan leu	(63)	(70)	(76)
Jordanian dinar	58	33	108
Pound sterling	14	15	9
Other	(135)	(161)	(11)
Total translation adjustements	252	259	435
o/w share attributable to the owners of the parent company	15	27	164
o/w share attributable to non-controlling interests	237	232	271

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made with reference to another currency (such as the Orange entities in Romania - euros and in the Democratic Republic of the Congo - US dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

•  assets and liabilities are translated at the year-end rate;

•  items in the income statement are translated at the average rate for the year;

•  the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or abandon of all, or part of, that activity. The reduction in the carrying amount of a foreign operation, either because of its own losses or because of the recognition of an impairment loss, does not lead to a reclassification to profit or loss of the accumulated translation adjustment.

Recycling of translation adjustment is presented in the consolidated income statement within:

•  consolidated net income of discontinued operations, when a line of business or major geographical area is disposed of;

•  gains (losses) on disposal of investments and activities, when other businesses are disposed of;

•  reclassification of translation adjustment from liquidated entities, in the event of the liquidation or abandonment of an activity without disposal.

13.6     Non-controlling interests

(in millions of euros)	2018	2017	2016
Credit part of net income attributable to non-controlling interests (a)	271	278	326
o/ w Sonatel group	188	203	217
o/ w Orange Belgium group	15	18	37
o/ w Côte d'Ivoire subgroup	25	28	20
o/ w Jordan Telecom group	12	15	9
o/ w Orange Bank	-	-	30
Debit part of net income attributable to non-controlling interests (b)	(67)	(81)	(17)
o/ w Orange Bank	(59)	(33)	-
o/ w Orange Polska group	(2)	(43)	(9)
Total part of net income attributable to non-controlling interests (a) + (b)	204	197	309
Credit part of comprehensive income attributable to non-controlling interests (a)	297	229	321
o/ w Sonatel group	195	180	200
o/ w Orange Belgium group	15	18	37
o/ w Côte d'Ivoire subgroup	26	25	22
o/ w Orange Bank	-	-	28
o/ w Jordan Telecom group	20	-	14
Debit part of comprehensive income attributable to non-controlling interests (b)	(84)	(73)	(32)
o/ w Orange Bank	(62)	(32)	-
o/ w Jordan Telecom group	-	(7)	-
o/ w Orange Polska group	(17)	(17)	(27)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	213	156	289

(in millions of euros)	2018	2017	2016
Dividends paid to minority shareholders	246	234	259
o/ w Sonatel group	190	185	186
o/ w Médi Telecom	20	16	15
o/ w Orange Belgium group	14	14	-
o/ w Orange Polska group	-	-	37
o/ w Jordan Telecom group	14	11	10

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Credit part of equity attributable to non-controlling interests (a)	2,594	2,542	2,609
o/ w Orange Polska group	973	988	1,005
o/ w Sonatel group	744	731	735
o/ w Orange Belgium group	273	268	265
o/ w Jordan Telecom group	164	156	175
o/ w Médi Telecom	153	143	158
Debit part of equity attributable to non-controlling interests (b)	(14)	(5)	(5)
Total equity attributable to non-controlling interests (a) + (b)	2,580	2,537	2,604

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is re-measured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, against finance income or expense.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with owners

Each transaction with non-controlling interests of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

13.7     Earnings per share

Net income

Net income, Group share, used for calculating basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2018	2017	2016
Net income of continuing operations	1,954	1,843	2,813
Effect of subordinated notes	(293)	(267)	(287)
Net income attribuable to the owners of the parent company - basic (adjusted)	1,661	1,576	2,526
o/w net income of continuing operations	1,661	1,547	273
o/w net income of discontinued operations	0	29	2,253

Impact of dilutive instruments:
TDIRA	-	33	-

Net income attribuable to the owners of the parent company - diluted	1,661	1,609	2,526
o/w net income of continuing operations	1,661	1,580	273
o/w net income of discontinued operations	0	29	2,253

Number of shares

The weighted average number of shares used for calculating the basic and diluted earnings per share is presented below:

(number of shares)	December 31, 2018	December 31, 2017	December 31, 2016
Weighted average number of ordinary shares outstanding	2,656,683,856	2,659,421,767	2,654,045,007
Impact of dilutive instruments on number of ordinary shares:
TDIRA	-	52,079,350	-
Free share award plan	1,419,415	435,150	-
Weighted average number of shares outstanding - diluted	2,658,103,271	2,711,936,267	2,654,045,007

The average market price of the Orange share in 2018 and 2017 is greater than the fair value adopted under the Orange Vision 2020 free share award plans and LTIP 2018 - 2020 (see Note 6.3). The number of shares corresponding to this difference is dilutive at December 31, 2018 and December 31, 2017.

The TDIRA are not included in the calculation of diluted net earnings per share at December 31, 2018 and December 31, 2016, since they are not dilutive.

The stock option plans granted to employees are expired at December 31, 2017 (see Note 6.3). At December 31, 2016 stock options were not included in the calculation of diluted earnings per share, as they were out of the money.

Earnings per share

(in euros)	2018	2017	2016
Earning per share - basic	0.63	0.59	0.95
o/w earning per share of continuing operations	0.63	0.58	0.10
o/w earning per share of discontinued operations	0.00	0.01	0.85
Earning per share - diluted	0.62	0.59	0.95
o/w earning per share of continuing operations	0.62	0.58	0.10
o/w earning per share of discontinued operations	0.00	0.01	0.85

Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

•  basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of the Group, after deduction of the interests of subordinated notes net of tax, by the weighted average number of ordinary shares outstanding during the period;

•  diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered to be dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of the reporting period shown, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares owned, which deducted from the consolidated equity, do not enter into the calculation of earnings per share.

NOTE 14     Unrecognized contractual commitments (excluding Orange Bank)

At December 31, 2018, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this Note.

14.1     Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	20,078	5,914	7,929	6,234
Operating leases commitments	5,778	995	2,689	2,094
Handsets purchase commitments	1,837	1,837	-	-
Transmission capacity purchase commitments	384	178	193	13
Other goods and services purchase commitments	3,439	1,133	1,679	627
Investment commitments	3,103	817	1,227	1,059
Public initiative networks commitments	4,333	797	1,984	1,552
Guarantees granted to third parties in the ordinary course of business	1,204	157	157	890

Operating leases commitments

Operating lease commitments mainly include property lease commitments. The other leases are leases relating to general expenses (equipment, vehicles and other assets). Future finance lease payments are shown in Note 12.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	5,186	5,649
o/w technical activities	3,203	3,458
o/w shops/offices activities	1,983	2,191

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,649	939	816	710	584	507	2,092

The Group may choose whether or not to renew these leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked (see Note 5.3).

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The rate used corresponds to the marginal cost of debt.

The information relative to operating leases is provided in accordance with the currently-applicable standards and interpretations. The first application of IFRS 16 as of January 1, 2019 will cause the Group to provide different information, mainly due to:

•  different application scopes: the Group will designate a contract as a leasing contract when it gives the lessee the right to control the use of a given asset, including when a service contract includes a lease component (excluding off-balance-sheet commitments for operating leases). The Group has also chosen to use the two exemptions authorized under IFRS 16, namely contracts with a duration of less than 12 months and those for which the new value of the underlying asset is less than 5,000 euros (see Note 2.4.2);

•  assessment of rents: the off-balance-sheet commitments use a minimum duration without factoring in extension options that the lessee has the reasonable certainty of exercising, including a periodic revaluation of the rents and the rent-free periods based on minimum future payments.

The property lease commitments in France and Spain represent respectively 59% and 10% of the total property lease commitments.

Transmission capacity purchase commitments

Transmission capacity purchase commitments as at December 31, 2018 represented 384 million euros. These include 277 million euros for the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2023).

Other goods and services purchase commitments

The Group’s other goods and services purchase commitments are primarily related to the network and the purchase of content.

At December 31, 2018, these commitments include:

•  the purchase of broadcasting rights for an amount of 798 million euros;

•  "Tower Co" (site management) contracts in Africa: these commitments amounted to 522 million euros. On January 1, 2019, the lease contracts for the sites will lead to supplying different information on the valuation of these commitments;

•  the network maintenance for 215 million euros;

•  the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 159 million euros.

Investment commitments

At the end of December 2018, investment commitments amounted to 3,103 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to the national regulatory authorities such as ensuring certain coverage of the population concerning by fixed or mobile networks, particularly in in the context of assignment of licenses and quality of service. These commitments will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

•  in the context of the provisions of article L. 33-13 of the French Postal and Electronic Communications Code, which specifies that the electronic communications ministry may accept commitments made by operators likely to contribute to the development and coverage of low-density areas by electronic communication networks and promote access by operators to these networks, Orange proposed to undertake to deploy FttH within its deployment scope in the AMII areas and unless refusal by third parties:

   - by the end of 2020, 100% of housing units and professional premises will be open to the marketing of FttH offers (including a maximum of 8% of premises connectable upon request);

   - by the end of 2022, 100% of housing units and professional premises will be made connectable. After the opinion of the Arcep dated June 12, 2018, the proposals for the undertakings of Orange were accepted by the government on July 26, 2018.

•  on January 14, 2018, the Orange Group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of French territory, particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the period 2018-2021 in our licenses in force in the bands 900 MHz, 1,800 MHz and 2,100 MHz, and for the post 2021 period, in the new licenses for 900 MHz, 1,800 MHz and 2,100 MHz assigned on November 15, 2018:

   - targeted programs for the improvement of coverage, with the coverage of 5,000 areas by operators by 2029;

   - the generalization of 4G by the end of 2020 on almost all existing mobile sites;

   - the acceleration of the coverage of the transport routes, ensuring that the main road and rail routes have 4G coverage;

   - the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020;

   - the widespread use of telephone coverage inside buildings, proposing voice over Wi-Fi and SMS over Wi-Fi offers and offers involving the indoor coverage of buildings upon request;

   - the improvement of reception quality throughout the country, particularly in rural areas, with good coverage (according to the Arcep decision No. 2016-1678 relative to publications giving information on mobile coverage) by 2024/2027.

•  in order to cope with the exceptional deterioration that affected its network in 2018 (storms, theft of cables, deterioration due to the recent protest movements, etc.), and be sure to fulfil its commitments in terms of universel service provision, Orange put a plan involving a 17% increase in the maintenance budget compared to 2017 and hired 200 additional technicians.

•  in 2015, in France, when the frequencies in the 700 MHz band were allocated:

   - coverage obligations in "priority deployment areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white area" not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years).

•  in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

   - an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes;

   - an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated frequencies and other frequencies;

   - for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "dead zone" program.

In Romania:

•  in 2012, in Romania, when the frequencies in the bands from 800 MHz to 2.6 GHz were allocated:

   - an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands;

   - an obligation to provide voice services coverage of at least 98% of the population of lightly inhabited areas, for 900 MHz and 1.8 GHz bands;

   - an obligation to provide IP service coverage in at least 60% of lightly inhabited areas;

   - an obligation to provide mobile IP access coverage to 30% of the population by April 5, 2019, for 1.8 GHz and 2.6 GHz bands.

In Africa & Middle-East:

•  in 2016, in Senegal, when the 4G license was awarded and the license for mobile 2G and 3G was renewed:

   - a coverage obligation of 90% of the population in 3 years;

   - an obligation to cover in 5 years all territory in the inhabited border areas of Senegal whose number of inhabitants is equal to or greater than 200;

   - a coverage obligation on national roads and highways in 2 years.

•  in 2016, in Egypt, when the 4G license was granted:

   - an obligation to provide 4G coverage of 11% of the population in one year, 42.5% in four years, 69.5% in six years and 70% within ten years.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Commitments related to Public Initiative Networks

As part of the deployment of the High and Very High Speed network in France, the Group entered into contracts via Public Initiative Networks (mainly public service delegation and public-private partnerships contracts). The commitments under these network construction, concession and operation contracts amounted to 4,333 million euros at December 31, 2018 In addition to the guarantees given by Orange on behalf of the Public Initiative Networks, the commitments will result in the recognition of 3,619 million euros of intangible assets and 376 million euros of financial receivables. The expirations are staggered out to 2043.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,203 million euros as at December 31, 2018. They included performance guarantees amounting to 485 million euros granted to certain Enterprise customers, in particular as part of the securing of networks and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments in comparison to the underlying obligations of the consolidated subsidiaries.

14.2     Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2018, the main warranties in effect were the following:

•  the uncapped warranties granted to the EE joint venture when contributing the operations in the United Kingdom, concerning the restructuring of equity investments and assets done prior to the contribution expiring in 2022;

•  a warranty given to BT as part of the EE sale, backed 50/50 by Orange Group and Deutsche Telekom as tax and operating warranties, except for events ascribable solely to one or the other, and capped at the contractually fixed sale price of 5.1 billion pounds sterling (5.7 billion euros converted at the exchange rate on December 31, 2018) as Orange’s share, which will expire in 2023. Information on the final terms of EE’s disposal is presented in Note 3.2;

•  tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

•  standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015 and the remaining 10% in 2017. These warranties will expire at the end of the statutory limitation period;

•  miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2018 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

Several shareholder disputes exist between the joint venture formed between Agility and Orange and its Iraqi co-shareholder in the capital of the Iraqi operator Korek Telecom. These disputes, which relate notably to the exercise of the call option on 7% of Korek Telecom, are the subject of preliminary procedures and arbitrational and judicial litigation. Also, following the decision by the Iraqi regulatory authority (CMC) of 2014 to cancel the partnership of March 2011 between Korek and Orange/Agility, the Baghdad administrative high court of appeal confirmed, on January 18, 2018, the decision of the administrative tribunal which had rejected the appeal of Korek Telecom against the decision of the CMC. Orange has undertaken actions in order to enforce its rights.

Orange Bank

In accordance with the shareholders’ agreement signed on October 4, 2016:

•  Orange gave a put option to Groupama on 20% of the equity in Orange Bank, recognized as a financial liability and exercisable at fair value within three months of October 4, 2023 and thereafter in three-month periods every two years;

•  Groupama gave a call option to Orange on the remainder of its equity interest in Orange Bank, exercisable at fair value after the exercise of its put option;

•  Orange and Groupama committed over a period of 6 years, namely until 2022, to participate, within the limit of the percentage of interest held, in the capital increases of Holdco necessary to financing working capital requirements (CET1 ratio).

14.3     Financing commitments

The Group’s main commitments related to borrowings are set out in Note 12.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

At December 31, 2018 Orange has no material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Assets held under finance leases	574	528	552
Non-current pledged, mortgaged or receivership assets (1)	453	107	121
Collateralized current assets	21	19	27
Total	1,048	654	700

(1) Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 11.7.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2018	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
(in millions of euros)
Intangible assets, net (excluding goodwill)	14,073	107	1%
Property, plant and equipment, net	27,693	-	-
Non-current financial assets	3,899	346	9%
Other (1)	29,037	-	-
Total	74,702	453-	1%

(1) This item mainly includes net goodwill, interests in associates, net deferred tax assets and non-current derivatives assets.

NOTE 15     Activities of Orange Bank

15.1     Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group’s consolidated annual financial statements and differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 11 presents the assets, liabilities and related gains and losses specific to telecom activities and Note 15 concerns the activities of Orange Bank with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles (i) the assets and liabilities for each of these two areas (intra-group transactions between telecom activities and Orange Bank are not eliminated) with (ii) the consolidated statement of financial position at December 31, 2018.

(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non current loans and receivables of Orange Bank	1,617	-		1,617	15.1.1	-
Non-current financial assets	2,282	2,309	11.7	-		(27) (1)
Non-current derivatives assets	263	263	11.8	-	15.1.3	-
Current financial assets related to Orange Bank activities	3,075	-		3,075	15.1.1	-
Current financial assets	2,748	2,748	11.7	-		-
Current derivatives assets	139	122	11.8	17	15.1.3	-
Cash and cash equivalents	5,634	5,081		553		-
Non current debts related to Orange Bank operations	0	-		27	15.1.2	(27) (1)
Non-current financial liabilities	26,749	26,749	11.3	-		-
Non-current derivatives liabilities	775	712	11.8	63	15.1.3	-
Current financial liabilities related to Orange Bank liabilities	4,835	-		4,835	15.1.2	-
Current financial liabilities	7,270	7,270	11.3	-		-
Current derivatives liabilities	133	133	11.8	-	15.1.3	-

(1) Loan granted by Orange SA to Orange Bank.

Accounting policies

Classification of the bank’s balance sheet items as current and non-current was done to match the Group’s financial statements in 2016.

Since the concept of current or non-current is non-existent in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are all classified since 2017 as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current was made in light of both the original intention of management and the nature of the assets and liabilities in question. For instance, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (Financial assets at fair value through profit or loss) were recognized in current financial assets.

15.1.1     Financial assets related to Orange Bank transactions (excluding derivatives)

After application of IFRS 9 on January 1, 2018, the financial assets in connection with the transactions of Orange Bank break down as follows:

	December 31, 2018			January 1, 2018 (1)
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	1	-	1	0
Investments securities	1	-	1	0
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	925	0	925	786
Debt securities	925	0	925	786
Financial assets at fair value through profit or loss	80	72	152	242
Investments at fair value	-	72	72	171
Cash collateral paid	57	-	57	62
Others	23	-	23	9
Financial assets at amortized cost	611	3,003	3,614	3,857
Fixed-income securities	611	3	614	615
Loans and receivables to customers	-	2,000	2,000	2,147
Loans and receivables to credit institutions	-	1,000	1,000	943
Others	-	-	-	152(2)
Total financial assets related to Orange Bank activities	1,617	3,075	4,692	4,885

(1) Figures have been adjusted for the impact of application of IFRS 9 (see Note 2.3).
(2) Loan granted in 2017 by Orange Bank to Orange SA within the framework of the repurchase agreement of OATs securities between Orange SA and Orange Bank. This loan has been reimbursed in 2018.

For the period 2017 and 2016, for which IFRS 9 was not applied as authorized, the financial assets related to transactions of Orange Bank broke down as follows:

(in millions of euros)	December 31, 2017	December 31, 2016
Assets available for sale (1)	795	745
Assets held to maturity	615	713
Financial assets at fair value	233	311
Investments at fair value	171	237
Cash collateral paid	62	74
Other financial assets	3,248	3,091
Loans and receivables of Orange Bank	3,096	3,091
Other	152 (2)	-
Total Assets related to Orange Bank's activities	4,891	4,860

(1) Debt securities only.
(2) Loan granted by Orange Bank to Orange SA within the framework of the Repurchase agreements of OATs securities between Orange SA and Orange Bank.

Debt securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss

(in millions of euros)	2018
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the opening balance	786
Acquisitions	487
Repayments and disposals	(333)
Changes in fair value	(8)
Other items (1)	(7)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss - in the closing balance	925

(1) Including (2) million euros related to the fair value variation hedged by interest rate swaps qualified as fair value hedges. These derivatives hedge the interest rate portion of the OATis (Inflation-linked OATs) portfolio maturing in 2023. The change in fair value of this interest rate portion is recognized in the income statement with the change in fair value of the hedging instruments and not in other comprehensive income (see Note 15.1.3).

(in millions of euros)	2018
Profit (loss) recognized in other comprehensive income during the period	(8)
Reclassification in net income during the period	-
Other comprehensive income related to Orange Bank	(8)

The data below is presented according to IAS 39 (formerly "Assets available for sale").

(in millions of euros)	2017	2016
Assets available for sale - in the opening balance	745	-
First integration of Orange Bank	15	1,018
Acquisitions	325	-
Repayments and disposals	(301)	(268)
Change in fair value recognized in other comprehensive income during the period	3	(5)
Reclassifications and other items	8	-
Assets available for sale - in the closing balance	795	745

(in millions of euros)	2017	2016
Profit (loss) recognized in other comprehensive income during the period	3	(5)
Reclassification in net income during the period	-	-
Other comprehensive income related to Orange Bank	3	(5)

Current loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables to customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loan and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2018	January 1st 2018 (1)	December 31, 2017	December 31, 2016
Overdrafts	910	1,000	1,000	1,084
Housing loans	824	765	765	719
Investment loans	206	246	246	264
Current accounts	21	31	31	70
Other	39	105	111	80
Total loans and receivables to customers	2,000	2,147	2,153	2,217
Overnight deposits and loans	850	830	830	790
Loans and receivables	85	55	55	53
Other	65	58	58	31
Total loans and receivables to credit institutions	1,000	943	943	874

(1) Figures have been adjusted for the impact of application of IFRS 9 (see Note 2.3).

Accounting policies

Financial assets

   Financial assets at fair value through profit/loss (FVR)

Certain investment securities which are not consolidated or equity-accounted, and cash investments such as negotiable debt securities, deposits and mutual funds (UCITS), that are compliant with the Group’s risk management policy or investment strategy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at inception and subsequently. All changes in fair value are recorded in profit or loss.

   Financial assets at fair value through other comprehensive income that may not be reclassified to profit or /loss (FVOCI)

Investment securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that may not be reclassified to profit or loss. They are recognized at fair value at inception and subsequently. Temporary changes in value and gains (losses) on disposals are recorded in other comprehensive income that may not be reclassified to profit or loss.

   Financial assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that are or may be reclassified subsequently to profit or loss mainly include investments in debt securities. They are recognized at fair value at inception and subsequently. Temporary changes in value are recorded in other comprehensive income that are or may be reclassified subsequently to profit or loss. In case of disposal, the cumulative profit (or loss) recognized in other comprehensive income is reclassified to profit or loss.

   Financial assets at amortized cost (AC)

This category mainly includes miscellaneous loans and receivables and fixed income securities. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost using the effective interest method. Impairment and provisions are recorded as soon as loans are granted or commitments are concluded, without waiting for the appearance of an objective indication of impairment. Impairment and provisions are updated as the credit risk evolves (see below "Impairment of financial assets").

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, rental receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for expected credit loss. These impairments and provisions are recorded as soon as loans are granted, commitments are concluded or bond securities are acquired, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are split into three categories according to the change in credit risk observed since their initial accounting and a depreciation is recorded on the amount outstanding of each of these categories as follows:

•  performing loans: the calculation of losses expected is made on a 12-months basis, and the financial income (interest) is calculated on the basis of the instrument's gross amount;

•  impaired loans: if the credit risk has significantly worsened since the debt was booked to the balance sheet, the expected losses, estimated over the duration of the loan, are recognized and the financial income (interest) is calculated based on the gross amount of the instrument;

•  Doubtful loans: the expected loss, estimated over the duration of the loan, is depreciated. The financial income is calculated on the basis of the amount of the instrument net of the depreciation.

As a reminder, before the application of IFRS 9, the accounting policies relative to financial assets of banking activities were as follows:

Current loans and receivables of Orange Bank

Assets related to Orange bank activities are classified in the IAS 39 category of "loans and receivables". They are initially recorded at fair value or its equivalent, which is, as a general rule, the net amount originally issued, and which should include the origination costs directly related to the transaction as well as the commissions received or paid, analyzed as an adjustment to the effective return on the loan.

The loans and receivables are subsequently valued at amortized cost, and interests, as well as transactions costs and commissions included in the initial value of the credits contribute to the net income for these transactions over the term of the credit, calculated on the basis of effective interest rate.

In accordance with IAS 39, loans and receivables are impaired when one or more evidences of depreciation have occurred after the recognition of these receivables. The receivables thus identified are then impaired on an individual basis or on a collective basis. Expected losses are accounted for as impairments, equal to the difference between the carrying amount of the loans (amortized cost) and the total of estimated future cash flows, discounted with the initial effective interest rate, or in the form of discounts for restructured loans due to default from customers.

Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, at the initial rate of the receivable, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in the value of the loans impaired are recorded in the income statement under "Cost of risk" included in other operating expenses. When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement, within the same account.

The "Cost of risk" account dedicated to Orange Bank and part of the "other operating expenses", corresponds to provisions and reversals related to banking risks (in particular, counterparty risks and operational risks).

Assets available for sale

The assets available for sale include fixed income securities or variable income securities that do not fall within the definition of other categories of financial assets. They are recognized at fair value at inception and subsequently.

Temporary changes in value are recorded as "Gains (losses) on assets available for sale" within other comprehensive income.

The long term impairments associated with the assets available for sale are recorded under "Cost of risk" (within other operating expenses) when the assets are fixed rate securities, but they are recorded in "Net Gains (losses) on financial assets available for sale" when the assets are floating-rate securities.

Investments held to maturity

This category includes fixed-rate securities that the bank intends to hold until their maturity. They must not be disposed of prior to maturity and they are accounted for at amortized cost.

Impairment is recognized on these securities as soon as there is an objective evidence of the existence of an event subsequent to the acquisition of the security that is likely to generate a measurable loss as a result of counterparty risk. Impairment is measured as the difference between the carrying value prior to impairment and the discounted value, with the initial rate, of the components deemed to be recoverable (principal, interest, guarantees, etc.). The changes in value thus impaired are recorded in the income statement, under the "Cost of risk" account (within other operating expenses). When these changes in value are positive, reflecting a subsequent improvement, they are reversed in the income statement under "Cost of risk" within other operating expenses.

15.1.2     Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Payables to customers	3,396	3,685	3,910
Debts with financial institutions	1,103	975	454
Deposit certificate	335	281	143
Other	28	27	27
Total Financial liabilites related to Orange Bank's activities(1)	4,862	4,968	4,534

(1) O/w 27 million of euros of non current financial liabilities in 2018, 2017 and 2016.

Debts related to Orange Bank operations are composed of payables to customers and debts with financial institutions.

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Current accounts	2,538	2,800	3,087
Passbooks and special savings accounts	776	716	672
Other	82	169	151
Customers borrowings and deposits	3,396	3,685	3,910
Term borrowings and advances	467	466	454
Securities delivered under repurchase agreements	636	509	-
Total debts with financial institution	1,103	975	454

15.1.3     Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2018 and put in place by Orange Bank concern the following interest rate swaps:

•  337 million euros notional (of which 80 million euros maturing in 2019, 177 million euros maturing between 1 and 5 years and 80 million euros at more than 5 years) hedging a portion of housing loans portfolio. The fair value of these derivatives as at December 31, 2018 is (2) million euros;

•  210 million euros of notional hedging a portfolio of inflation-indexed fungible Treasury bonds (Obligation Assimilable du Trésor or OATi), with the same amount and the same maturity in 2023. The fair value of these swaps as at December 31, 2018 is (55) million euros;

•  14 million euros notional hedging the securities portfolio, whose fair value as at December 31, 2018 was nearly zero.

The ineffective portion related to those hedging strategies recognized in 2018 income statement is not material.

Trading Derivatives

•  Orange Bank put into place a swap with a notional amount of 39 million euros maturing in 2019 to naturally hedge the issuance of a fixed-rate medium term negotiable bond (Bon à Moyen Terme Négociable, or BMTN). The hedging derivative reproduces the performance of the BMTN with a credit institution remunerated at a floating rate. The fair value of this derivative instrument at the end of 2018 is 17 million euros. The net effects of this hedging strategy on the 2017 income statement are not material.

•  Orange Bank put into place interest rate swaps, as economic hedges (not designated as hedges under IFRS) of fungible Treasury bonds (Obligation Assimilable du Trésor or OAT) for a total notional total amount of 143 million euros, maturing from 2019 to 2023 and with a total fair value as at December 31, 2018 of (6) million euros. The net effects of this hedging strategy on the income statement are not material.

•  Orange Bank put into place futures with a notional amount of 2,025 million euros. The notional amount of these derivatives is only gives an indication of the volume of outstanding contracts on the financial instrument market and does not reflect the market risks associated with such instruments or the nominal amount of the hedged instruments.

15.2     Information on market risk management with respect to Orange Bank activities

"Orange Bank" operating segment has its own risk management system, in accordance with the French banking regulation. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution, or ACPR) and must at all times comply with capital requirements in order to withstand the risks associated with its activities.

Orange Bank’s activities expose it to all of the risks defined by the order of November 3, 2014, relating to the internal control of companies in the sectors of banking, payment services and investment services subject to the control of the ACPR:

•  credit risk: risk of loss incurred in the event of default of a counterparty or counterparties considered as the same beneficiary;

•  market risk: risk of loss due to movements in market prices;

•  operational risk: risk resulting from an inadequacy or a failure due to procedures, staff, IT systems or to outside events, including events that are unlikely to occur but that would imply a risk of material loss. Operational risk includes risks of internal and external fraud;

•  interest rate risk: risk related to changes in interest rates on the on-balance sheet and off-balance sheet transactions, excluding, as applicable, transactions exposed to market risks;

•  liquidity risk: risk that the company would not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

•  inter-mediation risk on investment service providers: risk of default by a customer or counterparty in the context of a financial instrument transaction in which the company provides a performance guarantee.

The size of the bank and its moderate risk profile led to a choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and Council on June 26, 2013.

Orange Bank does not intervene on complex products. For market operations, the strategy defines, on one hand, the limits implemented and controlled and, on the other hand, the quality of the authorized signatories. In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as completely as possible, the identification and assessment of its operational risks, for which it also follows occurrences.

With regard to regulations, and in particular Titles IV and V of the Order of November 3, 2014, the Bank’s Executive Committee has set, upon recommendation of the Risk Management Division, a risk policy in particular regarding customers and risks, modalities and rules for offering credits and for delegations of authority.

In addition, the Risk Management Department analyzes and monitors risks, carries out the necessary controls and produces reports in several committees: the Credit Committee (management of counterparty risk), Risks and Audit Committee (management of operational risks), ALM Committee (management of market risk and liquidity risk) and the Executive Committee.

15.2.1     Remaining term to maturity

The following table details the remaining term of Orange Bank’s financial assets and liabilities, calculated on the base of the contractual maturity dates:

•  maturity-by-maturity for amortizable transactions;

•  for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity date;

•  since derivatives are interest rate swaps, they are not subject to any exchange of notional and therefore are not distributed by maturity.

(in millions of euros)	Note	December 31, 2018	2019	2020 to 2023	2024 and beyond
Investments securities	15.1.1	1	-	1	-
Debt securities	15.1.1	925	222	657	46
Investments at fair value	15.1.1	72	22	50	-
Fixed-income securities	15.1.1	614	104	378	132
Loans and receivables to customers	15.1.1	2,000	471	924	605
Loans and receivables to credit institutions	15.1.1	1,000	914	86	-
Other financial assets and derivatives		97(1)	97	-	-
Total financial assets		4,709	1,830	2,096	783
Payable to customers	15.1.2	3,396	3,386	5	5
Debts with financial institutions	15.1.2	1,103	657	443	3
Deposit certificate	15.1.2	335	153	182	-
Other financial liabilities and derivatives		91(2)	91	-	-
Total financial liabilities		4,925	4,287	630	8

(1) Including the bank cash collateral paid for 57 million euros and derivatives assets for 17 million euros.
(2) Including derivatives liabilities for 63 million euros and loan from Orange SA to Orange Bank for 27 million euros.

15.2.2     Fair value of financial assets and liabilities of Orange Bank

			December 31, 2018
(in millions of euros)		Classification under IFRS 9(1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	AC	3,000	3,000	-	3,000	-
Financial assets at amortized cost	15.1.1	AC	614	641	605	36	-
Financial assets at fair value through profit or loss	15.1.1	FVR	152	152	152	-	-
Debt securities	15.1.1	FVOCIR	925	925	862	63	-
Equity securities	15.1.1	FVOCI	1	1	1	-	-
Cash and cash equivalent(2)	15.1.1	AC	553	553	553	-	-
Financial liabilites related to Orange Bank's activities	15.1.2	AC	(4,862)	(4,862)	-	(4,862)	-
Derivatives, net amount(3)	15.1.3		(46)	(46)	-	(29)	(17)

(1) "AC" stands for "amortized cost", "FVR " stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2) Includes only cash.
(3) The classification for derivatives instruments depends on their hedging qualification.
			December 31, 2017
(in millions of euros)		Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	L&R	3,096	3,096	-	3,096	-
Financial assets, excluding derivatives	15.1.1		1,795	1,785	1,482	303	-
Assets held to maturity		HTM	615	605	581	24	-
Assets available for sale		AFS	795	795	730	65	-
Investments at fair value		FVR	171	171	171	-	-
Other		L&R	214	214	-	214	-
Cash and cash equivalent			477	477	477	-	-
Trade payables		LAC	(93)	(93)	-	(93)	-
Debts related to Orange Bank operations	15.1.2	LAC	(4,660)	(4,660)	-	(4,660)	-
Financial liabilities, excluding derivatives		LAC	(308)	(308)	-	(252)	(56)
Derivatives, net amount	15.1.3		(60)	(60)	-	(73)	13

(1) "HTM" stands for "held to maturity", "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

			December 31, 2016
(in millions of euros)		Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	15.1.1	L&R	3,091	3,091	-	3,091	-
Financial assets, excluding derivatives	15.1.1		1,769	1,714	1,251	389	74
Assets held to maturity		HTM	713	658	592	66	-
Assets available for sale		AFS	745	745	659	86	-
Investments at fair value		FVR	237	237	-	237	-
Other		L&R	74	74	-	-	74
Cash and cash equivalent			89	89	89	-	-
Trade payables		LAC	(52)	(52)	-	(52)	-
Debts related to Orange Bank operations	15.1.2	LAC	(4,364)	(4,364)	-	(4,364)	-
Financial liabilities, excluding derivatives		LAC	(170)	(170)	-	(170)	-
Derivatives, net amount	15.1.3		(55)	(55)	-	-	(55)

(1) "HTM" stands for "held to maturity", "AFS " stands for "available for sale", "L&R" stands for "loans and receivables", "FVR" stands for "fair value through P&L", "LAC" stands for "liabilities at amortized costs".

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

15.3     Orange Bank’s unrecognized contractual commitments

As at December 31, 2018, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Financing commitments (1)	444	465	562
Guarantee commitments (2)	12	17	21
On behalf of banks	8	9	11
On behalf of customers	4	8	10
Property lease commitments	37	31	35
Total	493	513	618

(1) Includes 117 million euros of documentary credits and 327 million euros of confirmed credit lines.
(2) Given to credit institutions and customers

Commitments received

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Guarantee commitments	834	778	744
Received from banks (1)	681	577	533
Received from customers	153	201	211
Total	834	778	744
(1) Relates to guarantees received in order to counter-guarantee the distributed loans.

Assets covered by commitments

(in millions of euros)	December 31, 2018	December 31, 2017	December 31, 2016
Assets pledged as security to lending financial institutions as guarantees for bank loans	715	838	1,365
Total	715	838	1,365

NOTE 16     Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions. These disputes are described, respectively, in Notes 9 and 6.2.

As at December 31, 2018, the provisions for risks recorded by the Group for all the disputes (except those presented in Notes 9 and 6.2) amounted to 572 million euros (versus 779 million euros at December 31, 2017 and 537 million euros at December 31, 2016). Orange believes that any disclosure on a case-by-case basis could seriously harm the Group’s position, but provides details of the provisions recorded by category of litigation as reflected below. The balance and overall movements on provisions are presented in Note 5.2.

(in millions of euros)	Note	December 31, 2018	December 31, 2017	December 31, 2016
France Litigations (1)	16.1	505	555	302
Spain Litigations	16.2	21	26	34
Europe Litigations	16.3	34	185	183
Other entities Litigations		12	13	18
Total		572	779	537

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order and a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s revenues. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

16.1     Litigation in France

Litigations related to competition law

Mobile services

•  In parallel with the judicial inquiry for which on December 17, 2015 a final verdict was reached by the French Competition Authority fining Orange 350 million euros for employing four anti-competitive practices in the Enterprise segment of market and imposing injunctions to immediately restore competition in the market, SFR brought an action on June 18, 2015, for damages suffered because of Orange’s practices. After having first provisionally estimated its damages at 512 million euros, SFR raised its claim in September 2018 to 2.8 billion euros. Given the decision of December 17, 2015, the Group believes this claim represents a risk, insofar as any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices. In the wake of this decision, Verizon, BT Group, Nerim, Céleste and Adista also brought actions against Orange before the Paris Commercial Court for damages. The parties mutually withdrew in the Nerim and Verizon cases. To date, the claims of BT, Celeste and Adista represent a total of 222 million euros. These cases are being examined by the judge before trial. The level of these claims is not motivated with regard to the actual activity of these companies on French territory. Orange has re-evaluated the risk in light of the course of the proceedings.

•  On May 19, 2016, the Paris Court of Appeal upheld the scope of the practices addressed by the December 13, 2012 decision by the French Competition Authority, which had imposed a fine of 117 million euros against Orange SA and          66 million euros against SFR for having implemented, as part of their abundance offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to competitor networks, but reduced the fines by 20% on the grounds that the practice had never been previously identified by the Authority. The French Competition Authority reimbursed Orange 23 million euros in June 2016. Since the parameters sanctioning the practice were not challenged, Orange filed an appeal, which was dismissed. The dispute is now closed.

Following the decision of the French Competition Authority in connection with this case, in June 2013 Oméa Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought an action against Orange before the Commercial Court of Paris for losses allegedly suffered because of the sanctioned practices. On November 3, 2016 the Commercial Court officially acknowledged the withdrawal of Oméa Telecom. Euro-Information Telecom and Outremer Telecom now provisionally claim 40 million euros in total. At this stage, Orange has re-evaluated the risk in light of the course of the proceedings

•  Concurrently to their complaints filed with the French Competition Authority, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively ordered to pay a fine of 60 million euros, Digicel and Outremer Telecom initiated before the Paris Commercial Court respectively in March 2009 and October 2010, legal actions for alleged damages stemming from these practices, in an amount which Digicel assessed at 494 million euros and Outremer Telecom at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. On May 10, 2017, the Court of Appeal of Paris reduced to 3 million euros the amount of the penalty, noting inter alia that the damages should be discounted at the statutory rate of interest. On December 18, 2017 the Commercial Court of Paris ordered Orange to pay to Digicel the sum of 180 million euros, discounted from March 2009 until the date of payment at a rate of interest higher than that adopted by the Paris Court of Appeal in the Outremer Telecom litigation, or a total of approximately 346 million euros. Orange filed an appeal and, at the same time, obtained from the Paris Court of Appeal on February 6, 2018, the right to escrow the amount of the penalty until the court ruled on the merits of the case. Orange has re-evaluated the risk in light of the course of the proceedings. On April 17, 2018, Digicel petitioned the Paris Court of Appeal to dispute the amount of the escrow made by Orange in application of the judgment of the Commercial Court of Paris. The Court confirmed the amount of the escrow by a ruling dated October 10, 2018.

Fixed-line services

•  In 2010, the Numericable group initiated proceedings before the Commercial Court of Paris and before the Court of Arbitration of the International Chamber of Commerce of Paris (ICC), aimed at compensating damage that would to amount to nearly 3.1 billion euros, caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 use agreements; and on June 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 use agreements. Furthermore, the Court of Appeal acknowledged the abusive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange could be invoked against Numericable when the case submitted to the Court of Appeal involved separate agreements. Numericable has filed an appeal before the Paris Court of Appeal. In a judgment of June 16, 2017, the Paris Court of Appeal confirmed its rejection of Numericable’s claims. Numericable has brought its case to the French Supreme Court.

•  On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 0.5 million euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services in 2006 and 2007 and 41 million euros for wholesale access or interconnection services from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision and on September 27, 2017 the French Supreme Court rejected SFR’s appeal. In addition, on April 28, 2017, the Paris Court of Appeal dismissed Verizon completely and reversed the compensation of 0.5 million euros for services provided in 2008. Verizon lodged an appeal before the French Supreme Court.

•  On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers for the secondary residences market and claiming 257 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. On October 8, 2014 the Paris Court of Appeal nullified this decision, ruling inter alia that SFR had not established the existence of a relevant market limited to secondary residences; but in a ruling of April 12, 2016 the French Supreme Court reversed the ruling of the Court of Appeal, on the grounds that the court had not sufficiently defined the markets. Following that decision, Orange had to pay 53 million euros to SFR pursuant to the trial court’s judgment. On June 8, 2018, the Court of Appeal sentenced Orange to pay 54 million euros. Orange paid the balance following the cancellation of the previous ruling from the Court of Appeal and appealed to the French Supreme Court.

Other proceedings

•  Lectiel has for many years demanded recognition of a damage to it which would have resulted from the refusal of Orange to put at its disposal free of charge its directories database and its daily update of same. Before the Paris Court of Appeal, Lectiel increased its claim to 4.7 billion euros. On May 27, 2015, the Court ruled that Orange’s practices justified compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel solely on the direct marketing segment of the market and only during the period from 1991 to 1998. The Supreme Court dismissed Orange’s appeal of this decision. On June 7, 2017, the expert submitted his report and assessed the damages to Lectiel at 6 million euros. On April 11, 2018, the Paris Court of Appeal sentenced Orange to pay 3 million euros of damages to Lectiel due to the harm suffered by it because of the refusal of Orange to put at its disposal free of charge its directories database and daily update. Orange executed the ruling and the matter is now closed.

•  In June 2018, Free brought summary proceedings against Orange before the presiding judge of the Paris Commercial Court, aiming to prohibit some of its mobile phone offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case.

16.2     Litigation in Spain

•  On December 20, 2012, following the conclusion of a sanction procedure against Telefónica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of their dominant position in the call origination and termination market between 2000 and 2009 by setting abnormally high rates for text messaging. On May 24, 2013 Orange obtained a stay of this decision. On September 1, 2017 the Madrid Court of Appeal voided the fines imposed on the operators. The Spanish Competition Commission (CNMC) filed an action before the Spanish Supreme Court, which was dismissed on December 21, 2018. As no further appeal is possible, the fine is therefore definitively canceled.

•  On March 11, 2014, at the conclusion of the judicial investigation of the complaint brought by BT Group against the practices of Orange, Telefónica and Vodafone in the wholesale markets of the Spanish mobile phone segment, the CNMC considered that the MVNOs were able to replicate the retail offers of these operators and rejected the complaint. The BT Group lodged an appeal against the decision. The Spanish Supreme Court definitively rejected the appeal from BT Group in October 2018.

16.3     Litigation in Europe

Poland

•  On December 17, 2015, the General Court of the European Union upheld in its entirety the decision of the European Commission of June 22, 2011 that imposed a fine of 128 million euros on Orange Polska for abusing its dominant position in the wholesale market for broadband Internet access in Poland by employing practices intended to prevent effective access to the market by alternative operators. Orange Polska filed an appeal with the European Court of Justice, which was dismissed on July 25, 2018.

•  In 2011, the Polish Competition Authority (UOKiK) sanctioned the four major Polish mobile operators, including Orange Polska, for collusion to delay the development of new services in the mobile television market. This sanction was nullified in 2015 by the Court for the protection of competition and consumers. In 2017, the Court of Appeal dismissed the appeal of the UOKiK, who appealed to the Supreme Court. On November 26, 2016, the company Magna Polonia brought suit jointly and severally against the operators in the Warsaw Commercial Court and claimed 618 million zlotys (148 million euros) for the damages it allegedly sustained due to these practices.

•  In 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. On January 2, 2018, UOKiK suspended the proceeding against the three operators as there were no longer anti-competitive grounds. In addition, in 2015 P4 issued two claims for damages for a total amount of 574 million zlotys (137 million euros) against the three operators jointly, with the aim of indemnifying the loss allegedly suffered in relation to the contested pricing practices.

Romania

•  On February 15, 2011, the Romanian Competition Council imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. In compliance with local rules, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and canceled the fine. However, on June 3, 2014, the Romanian High Court of Justice reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was referred to the Court of Appeal of Bucharest, which ruled that the arguments of Orange Romania were not valid and dismissed the case. Orange Romania has appealed to the Supreme Court. On March 30, 2018 and after seven years of appeals, the Supreme Court definitively confirmed the condemnation of the practices of Orange Romania concerning international interconnection, but partially canceled the decision of the Council concerning the limitations of traffic to the detriment of Netmaster in November 2004. As a result, the fine was reduced to 24 million euros.

•  On March 29, 2016, investigators from the Romanian Competition Council made an investigation at the headquarters of Orange Romania, concerning possible discriminatory practices in the mobile payment and advertising markets. Following the investigation, the Competition Council sentenced Orange Romania, on December 18, 2018 to a fine of 65 million leu (approximately 14 million euros). This decision will be communicated to Orange Romania within 120 days following the decision, namely no later than April 17, 2019. From reception of the decision, Orange Romania will have a deadline of 30 days to lodge an appeal.

16.4     Litigation in other entities

Middle East and Africa

•  In September 2008 and December 2009, the Egyptian National Telecommunications Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decrees imposing interconnection rates different from those set in the bilateral agreements between TE and Orange Egypt. In June 2010, the administrative courts granted Orange Egypt a stay of execution of these decrees until the issuance of a decision on the merits of the case. However, on June 21, 2016, the Administrative Court of Cairo ruled that the decrees from NTRA were valid. In August 2016, Orange Egypt filed an appeal with the Administrative Court of the Egyptian State Council. This appeal is not suspensive. The Supreme Administrative Court has not yet handed down a decision. The next hearing date is March 9, 2019.

•  The partnership between Korek Telecom and Orange/Agility is the subject of several disputes described in Note 14.2.

16.5     Litigation related to banking activities

•  Orange Bank is the object of two historic lawsuits whereby the plaintiffs claim in total about 480 million euros in financial damages that they allege to have suffered. As Orange Bank believes these claims to be without merit and is contesting them strongly, the Group has recognized no financial liability.

16.6     Other Group litigation

Other than proceedings that may be initiated in respect of tax audits (see Note 9), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware of, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

NOTE 17     Subsequent events

Bond issue

On January 15, 2019, Orange issued:

•  650 million euros maturing in January 2022 bearing interest of 0.5%;

•  1,250 million euros maturing July 2024, bearing interest of 1.125%;

•  1,250 million euros maturing in January 2029 bearing interest of 2%;

•  750 million pounds sterling maturing in January 2032 bearing interest of 3.25%.

Acquisition of SecureData

On February 1, 2019, Orange announced the acquisition of 100% of the capital of the SecureData Group and its subsidiary SensePost. SecureData is the largest independent supplier of cyber security services in the United Kingdom, the biggest market in Europe.

NOTE 18     Main consolidated entities

At December 31, 2018, the scope of consolidation consisted of 423 entities.

The main changes in the scope of consolidation in 2018 are set out in Note 3.

As regards subsidiaries with minority interests:

•  financial statements for Orange Polska Group, Sonatel Group, Jordan Telecom Group, Orange Belgium Group and Business & Decision Group are respectively published to the Warsaw Stock Exchange, the Regional Stock Exchange (BRVM), the Amman Stock Exchange, the Brussels Stock Exchange and the Paris Stock Exchange, those companies being quoted;

•  the others subsidiaries are not significant compared to Orange’s financial data. Consequently, financial information is not presented for these subsidiaries in the notes to Orange’s consolidated financial statements.

Pursuant to ANC Regulation No. 2016-09 of December 2, 2016, the complete list of the companies included in the scope of consolidation, the companies left out of the scope of consolidation and the non-consolidated equity investments, is available on the Group's website (https://www.orange.com/en/Investors/Regulated-information).

The list of the principal operating entities shown below was determined based on their contributions to the following financial indicators: revenue and reported EBITDA.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Caraïbe	100.00	France
Générale de Téléphone	100.00	France

Spain	% Interest	Country
Orange Espagne and its subsidiaries	100.00	Spain

Europe	% Interest	Country
Orange Belgium	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg
Orange Moldova	94.42	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Slovensko	100.00	Slovakia

Africa & Middle-East	% Interest	Country
Orange Burkina Faso	86.44	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange RDC	100.00	Congo
Orange Côte d'Ivoire	72.87	Côte d'Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (1)	38.17	Guinea
Orange Bissau (1)	38.10	Guinea-Bissau
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (1)	29.65	Mali
Médi Telecom	49.00	Morocco
Sonatel (1)	42.33	Senegal
Sonatel Mobiles (1)	42.33	Senegal

Enterprise	% Interest	Country
Orange SA - Business Unit Enterprise	100.00	France
Globecast Holding and its subsidiaries	100.00	France
Orange Business Services SA and its subsidiaries	100.00	France
Business & Decision and its subsidiaries	88.20	France
Basefarm and its subsidiaries	100.00	Norway
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom

International Carriers & Shared Services	% Interest	Country
Orange SA - Business Unit IC&SS	100.00	France
FT IMMO H	100.00	France
Orange Marine	100.00	France
Orange Studio	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom

Orange Bank	% Interest	Country
Orange Bank	65.00	France

(1) Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders' agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

NOTE 19     Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

	Audit and related services					Other services rendered by auditors' networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
(in millions of euros)		o/w issuer		o/w issuer
EY
2018	10.6	5.4	0.3	-	10.8	0.4	11.3
%	94%	48%	2%	-	96%	4%	100%
2017	11.6	7.1	0.0	0.0	11.6	0.6	12.2
%	95%	58%	0%	0%	95%	5%	100%
2016	9.2	4.9	0.1	0.0	9.3	0.6	9.9
%	93%	49%	1%	0%	94%	6%	100%
KPMG
2018	10.9	6.3	0.5	0.3	11.4	0.1	11.5
%	95%	55%	4%	2%	99%	1%	100%
2017	11.4	6.9	0.3	0.2	11.7	0.1	11.8
%	97%	58%	3%	2%	99%	1%	100%
2016	9.2	5.4	0.5	0.2	9.7	0.1	9.8
%	94%	55%	5%	2%	99%	1%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No tax services were rendered to the Group by the networks of the statutory auditors of the parent company.

Statutory auditors’ report on the consolidated financial statements

This is a translation into English of the auditors’ report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the management report and other documents provided to shareholders.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2018

To the Annual General Meeting of Orange S.A.

Opinion

In compliance with the engagement entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Orange S.A. (hereinafter "the Company") for the year ended December 31, 2018.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and the financial position of the Group as at December 31, 2018 and of the results of its operations for the year then ended, in accordance with International Financial Reporting Standards, as adopted by the European Union.

The opinion expressed above is consistent with the contents of our report to the Audit Committee.

Basis for opinion

Accounting Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the section "Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements" section of this report.

Independence

We conducted our audit engagement in compliance with independence rules applicable to us, for the period from January 1, 2018 to the date of our report, and we did not provide any prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 or in the French Code of Ethics (Code de déontologie) for statutory auditors.

Observation

Without qualifying our opinion, we draw your attention to accounting method changes outlined in Note 2.3 to the consolidated financial statements, "New standards and interpretations applied as of January 1, 2018". The note discusses the first-time adoption of IFRS 9, "Financial instruments", and IFRS 15, "Revenue from contracts with customers".

Justification of Assessments: Key Audit Matters

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we draw your attention to the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance for the audit of the consolidated financial statements for the year, as well as the response that we have provided for these risks.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole and were used to form the opinion we expressed above. We do not provide a separate opinion on specific items of the consolidated financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities and significant agreements with third-party operators

(Notes 2.3.2, 4.1 and 4.4 of the notes to the consolidated financial statements)

The Company’s telecommunications business involves a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems both to recognize revenue and ensure it is recognized in the appropriate financial year.

In addition, significant agreements may be entered into with third-party operators. Procedures for applying accounting standards to these agreements may be complex and require judgments and estimates.

Revenue recognition principles are presented in Note 4.1 of the notes to the consolidated financial statements.

Revenue recognition of telecommunications business and significant agreements with third-party operators is a key audit matter due to the complexity of the associated IT systems, and the judgments and estimates required to determine revenue.

Additionally, as pointed out in Note 2.3.2 on the first-time adoption of IFRS 15, "Revenue from contracts with customers", as of January 1, 2018, the Group applied IFRS 15 retrospectively, restating published data from the 2016 and 2017 financial years on a like-for-like basis.

The main impacts of this new standard, in term of revenue recognition relate to bundled service and equipment offerings and the capitalization of certain costs of obtaining a contract.

Applying the new standard to contracts that were in effect on January 1, 2016 (the first like-for-like reporting period presented) increased consolidated reserves to €815 million at that date.

For the telecommunications business, we gained insight into the accounting processes used to recognize various revenue streams, from contract signature and initial communication to invoicing and receiving payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and testing the design, implementation and effectiveness of automated system controls affecting revenue recognition.

As part of our work, we:

•  Assessed the compliance of main judgments and estimates used for revenue recognition with accounting principles, specifically in relation to the first-time adoption of IFRS 15. We examined the accounting treatments used, particularly for the contract execution term and the contract purchase price allocation between communication services and mobile telephones in bundled offerings;

•  Identified the main controls set up by Orange that are relevant to our audit, then tested their operational effectiveness by sampling, particularly in relation to IFRS 15 adoption;

•  Tested the functions of business and commercial applications used to prepare accounting and financial information, and the configuration of accounting systems, including new systems set up for IFRS 15 adoption;

•  Performed analytical procedures by comparing our revenue estimates with revenue recorded;

•  Critically assessed a selection of manually recorded accounting entries at year end by comparing them with our calculations and estimates, and obtaining supporting evidence for them.

We examined the accounting treatment applied for significant agreements with third-party operators. We also assessed key judgments and estimates made by the Company after obtaining and analyzing all contract documentation and analyses performed by Company Management.

We have also assessed the appropriateness of the information presented in Notes 2.3.2, 4.1 and 4.4 of the notes to the consolidated financial statements.

Valuation of goodwill, intangible assets and property, plant and equipment

(Notes 7 and 8 of the notes to the consolidated financial statements)

As at December 31, 2018, goodwill, property, plant and equipment and intangible assets on the balance sheet totaled €27,174 million, €14,073 million and €27,693 million respectively. Impairment on goodwill, property plant and equipment, and intangible assets recognized on the statement of profit or loss totaled €105 million for 2018.

As stated in Note 7.1, Orange tests for impairment whenever there is an indication of impairment, and at least once a year . These tests are performed on each cash-generating unit (CGU) or group of CGUs, usually an operating segment. Impairment is recognized if the recoverable value drops below the carrying amount. Orange most often determines recoverable value as value in use, which is the estimated current value of expected future cash flows.

To estimate value in use, Orange employs various estimates and judgments as described in Note 7, particularly: the assessment of the competitive, economic and financial landscape in the countries where Orange does business; its ability to generate operating cash flows as a result of strategic plans; planned capital expenditure; and the discount rate and perpetual growth rate used to calculate recoverable values.

We believe that the measurement of these assets is a key audit matter, given their sensitivity to assumptions made by management and the material amount of goodwill, other intangible assets and property, plant and equipment in the consolidated financial statements.

We gained insight into the procedure set up by Orange to perform impairment testing, particularly the audit of cash flows used to calculate recoverable value.

We assessed the method used by Orange to calculate recoverable values.

To assess the reliability of data from the business plan that is used to calculate recoverable value, we:

•  analyzed the procedure for devising and approving the business plans on which cash flow projections are based;

•  compared the 2018 business plan projections with business plans of prior financial years;

•  compared the business plans of prior financial years with actual results of the years in question;

•  interviewed operational and finance managers at Orange to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

•  compared the main assumptions made by Orange relating to revenue, EBITDA and capital expenditure with external data when available (such as market research and analysts’ memos);

•  studied the sensitivity analyses performed by Orange and performed our own sensitivity analyses on key assumptions to assess the potential effect of a change in these assumptions on the conclusions of impairment tests;

•  reconciled data used with data presented to the Board of Directors.

To simulate the models used to calculate recoverable value, we called on our valuation specialists to:

•  test the mathematical reliability of the models and recalculate value in use determined by Orange group;

•  assess the methods used to determine discount rates and perpetual growth rates, compare these rates to market data and recalculate rates with our own data sources.

We have also assessed the appropriateness of the information presented in Notes 7 and 8 of the notes to the annual financial statements.

Recognition of deferred tax assets for tax loss carryforwards

(Notes 9.2.1 and 9.2.3 of the notes to the consolidated financial statements)

At December 31, 2018, €1,366 million was recognized in the consolidated financial statements for deferred tax assets. At that date unrecognized deferred tax assets amounted to €3,709 billion and mainly comprised tax losses that can be carried forward indefinitely.

As stated in Note 9.2, deferred tax assets are only recognized when it is probable that the tax entity will have sufficient future taxable profit to recover them. The recoverability of deferred tax assets is assessed based on the business plan used for impairment testing, which may be adjusted for tax specificities.

We believe that the recognition of deferred tax assets for tax loss carryforwards is a key audit matter, given their sensitivity to assumptions made by the Group, particularly in terms of the Group’s capacity to achieve the performance forecast in the business plan.

Our work entailed assessing the probability for Group entities of being able to use tax loss carryforwards recognized at December 31, 2018 in the future, and in particular:

•  determining whether the tax loss carryforwards could be used before they expire to offset deferred tax liabilities in the same tax jurisdiction; and

•  determining the capacity of each entity to generate future taxable profit enabling the utilization of tax loss carryforwards.

We assessed the method used by the Group to identify tax loss carryforwards to be used in the future.

To assess future taxable profit, we analyzed the reliability of the processes used to prepare the business plan to assess the probability of each entity recovering its deferred tax assets by:

•  analyzing the procedure used to develop and approve the latest business plan on which estimates were based;

•  comparing forecast performance from previous years with actual results for the years concerned;

•  examining the consistency of assumptions made to assess deferred tax with those used for asset impairment testing;

•  performing a critical analysis of the tax assumptions used for taxable profit forecasts.

We also assessed the appropriateness of the information presented in Notes 9.2.1 and 9.2.3 of the notes to the consolidated financial statements.

Measuring provisions for competition and regulatory disputes

(Notes 5.2, 5.7 and 16 of the notes to the consolidated financial statements)

Orange is involved in a number of legal disputes in France and abroad relating to competition issues, and national and European Commission regulations.

As stated in Note 5.2 of the notes to the consolidated financial statements, expenses arising from these proceedings are recorded when the Group has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated on a reasonable basis.

A provision of €572 million was recognized to account for ongoing disputes involving the Group at December 31, 2018 (not including provisions for employee benefits and tax disputes or audits).

Given the Company’s exposure to competition issues in the telecommunications sector and the high level of judgment required by Management to estimate risks relating to legal disputes, we have identified the subject as a key audit matter.

To assess the extent of risk of estimates used to record provisions for competition and regulatory disputes, our work included:

•  gaining insight into procedures implemented by Management to identify and map risk, and where appropriate, record provisions;

•  testing key controls set up by Management, which we believe to be the most relevant to our audit;

•  understanding the risk analyses performed by Management;

•  interviewing the Legal Department and Corporate Secretary of your Group and analyzing the documentation available (specifically the minutes of court hearings) to assess the merit of the assumptions used to determine any provisions for legal disputes;

•  examining the responses to our requests for information: legal opinions of external counsel, the information available on ongoing proceedings and the probable financial consequences;

•  assessing whether any events subsequent to the reporting date for the year ended December 31, 2018 have been taken into account to estimate provisions and in the information provided in the financial statements.

We also assessed the appropriateness of the information presented in Notes 5.2, 5.7 and 16 of the notes to the consolidated financial statements.

Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by French law on the information pertaining to the Group presented in the Management Report prepared by the Board of Directors.

We have no matters to report as to the fair presentation and the consistency of the information with the consolidated financial statements.

We hereby attest that the consolidated statement of non-financial performance required under Article L.225-102-1 of the French Commercial Code is included in the Group management report. However pursuant to Article L.823-10 of the same code, we point out that we did not verify that this statement gives a true and fair view or matches the consolidated financial statements. The information in the statement requires a report from an independent third party.

Report on Other Legal and Regulatory Requirements

Appointment of the Statutory Auditors

 We were appointed statutory auditors of Orange S.A. by the Shareholders’ Meeting held on May 27, 2015 for KPMG and by the inter-ministerial decree of September 18, 1991 for Ernst & Young Audit.

As at December 31, 2018, KPMG were in the fourth year of their total uninterrupted engagement and Ernst & Young Audit were in their twenty-eighth year, which is the fourth year and twenty-second year respectively since the Company’s securities were admitted to trading on a regulated market.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Management is also responsible for such internal control that it determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risk management systems and where applicable, internal audit, regarding the accounting and financial reporting procedures.

The consolidated financial statements have been approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L.823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

•  Identifies and assesses the risk of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•  Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control.

•  Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements;

•  Assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

•  Evaluates the overall presentation of the consolidated financial statements and assesses whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•  With regard to the financial information on persons or entities included in the consolidation scope, the statutory auditor obtains audit evidence considered to be sufficient and appropriate to provide a basis for the audit opinion. The statutory auditor is responsible for managing, supervising and performing the audit of the consolidated financial statements as well as the opinion on the financial statements.

Report to the Audit Committee

We submit a report to the Audit Committee, which includes a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report any significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore key audit matters we have the duty to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set out by Articles L.822-10 to L.822-14 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (Code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris La Défense, February 21, 2019

KPMG Audit	Ernst & Young Audit
Division of KPMG S.A.

Marie Guillemot	Charles-Emmanuel Chosson
Partner	Partner
ORANGE

Date: February 21, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations